Preparing.

For More Progress.

Community Bank System, Inc.

2005 Annual Report

Preparing. For More Progress.

Community Bank System generated company-best earnings in 2005.

In fact, we've done so in each of the last four years – and 10 of the last 11. Yet, despite extending our exceptional track record, 2005 presented numerous challenges for our team, including industry-wide trends – most notably, margin pressures – and a few one-time expenses that tempered our otherwise even stronger results.

Not to be deterred, we addressed these challenges head-on, and made the tough-but-disciplined decisions necessary to position us best for the long-term.

In addition, 2005's demanding environment prompted us to recognize there was no better time to more closely analyze all of our assets, and our overall efficiency. In doing so, we uncovered several areas that we could refine, refresh, and re-energize.

And we've taken action.

Now, as we implement these initiatives, we've put ourselves in position to evaluate even more growth opportunities... some, perhaps, that we couldn't consider before. And while we'll continue our disciplined regimen throughout 2006, we're already seeing positive results.

But one thing is clear: if we intend to continue growing at the pace we desire, we all have to be prepared to work even harder, for both our customers and our investors. And that's just fine with us.

Table of Contents:


Community Bank, N.A. Branches
First Liberty Bank & Trust Branches
Administrative/Operations Centers
Financial Services Centers

Company Profile

Community Bank System, Inc. is a registered bank holding company based in DeWitt, N.Y. (near Syracuse) with $4.2 billion in assets and 130 customer facilities. Our wholly owned banking subsidiary operates as Community Bank, N.A. across Upstate New York, and First Liberty Bank & Trust throughout Northeastern Pennsylvania.

CBU is located in smaller cities and towns where superior service is valued and customer loyalty can be earned. The company ranks first or second in deposit market share in approximately 70% of the towns in which it does business.

Other subsidiaries in the CBU family include:

- BPA-Harbridge, which provides actuarial, administration, consulting and daily valuation record keeping services from offices in Upstate and Downstate New York, New England and Pennsylvania;
- Community Investment Services, Inc., a broker-dealer delivering financial products, including mutual funds, annuities, individual stocks and bonds, and insurance products throughout the company's branch network; and
- Elias Asset Management, a wealth management and advisory firm based in Williamsville, N.Y.

Banking Services

Our banking franchise is comprised of three regional markets:

- Northern New York, made up of 32 branches across seven counties, and $800 million in deposits. In the four-county area of Jefferson, Franklin, Lewis, and St. Lawrence, we enjoy a 21% deposit market share and the related benefits that a leadership position provides.
- Southern New York, comprised of 64 branches throughout 15 counties, with $1.3 billion in deposits. This market, which includes the Finger Lakes and Southern Tier regions, posted strong growth in 2005 because of superior execution on both sides of the balance sheet.
- Northeast Pennsylvania, with 29 branches within five counties. Scranton and Wilkes-Barre are its two primary metropolitan areas, and our $900 million deposit base represents a 7% market share, strategically positioning us for future opportunities.


DEPOSIT GROWTH
(in billions)
CAGR = 8.9%
$4.0
3.0
2.0
1.0
0
$2.5
$2.5
$2.7
$2.9
$3.0
01
02
03
04
05


LOAN GROWTH
(in millions)
CAGR = 9.7%
$2500
2000
1500
1000
500
0
$1,089
$1,177
$1,440
$1,527
$1,592
$644
$680
$689
$831
$820
01
02
03
04
05
Consumer
Business

We've established a dominant presence in these markets, ranking first or second in deposit market share in over 70% of the towns in which we do business. In many cases, we're the only bank in town.

In addition to internal growth, we've gained these strong positions through a disciplined acquisition strategy. From the mid-1990s through 2001, when bigger banks were pulling out of markets like ours, we acquired 75 branches at modest premiums from leading institutions. In almost every case, we achieved excellent loan and deposit growth following the acquisition. Since 2001, we've consummated five whole-bank acquisitions, including three which established our presence in Northeastern Pennsylvania.

We also empower our associates at the local level to be our lending decision makers. This results in faster, more responsive service to our customers, without sacrificing accuracy or compromising our credit guidelines and standards. This model has worked well, positioning us to successfully compete for high quality loans. In fact, through year-end 2005, our lending portfolio has grown at a compound annual growth rate of nearly 10% per year over the last dozen years – growth that has not been achieved at the expense of asset quality.

Financial Services

CBU's Financial Services group has collectively generated revenue at a compound annual growth rate of 13.1% during the last five years. Together they combined for $18.5 million of revenue in 2005, a nearly $2 million, or 11%, increase over 2004's level.

This group of businesses is comprised of:

- BPA-Harbridge (BPA), which provides actuarial, administration, consulting and daily valuation recordkeeping services. BPA has grown tremendously in recent years, and today serves clients in 27 states and Puerto Rico. Its revenue grew to $11.2 million in 2005, a 22.2% increase over 2004, accounting for 61% of our total 2005 financial services revenue.
- Community Investment Services, Inc. (CISI), our broker-dealer group, which provides traditional investment and insurance products from various locations within our markets. CISI generated revenue of $3.8 million in 2005, more than 20% of our financial services revenue.
- Our personal trust team, which began in 1994 by offering personal trust services such as living, testamentary and investment management services. More than a decade later, this group remains a solid contributor, with 2005 revenue of $2.0 million, 11% of our financial services revenue.
- Elias Asset Management (EAM), which provides wealth management services to individuals, corporations and non-profit organizations. EAM is a nationally recognized investment manager, with more than $300 million in assets under management. In 2005 it generated $1.5 million in revenue and comprised 8% of our financial services sales.



FINANCIAL SERVICES
(in millions) - CAGR = 13.1%
$20
16
12
8
4
0
$11.5
$11.9
$12.9
$16.7
$18.5
01
02
03
04
05



FINANCIAL SERVICES COMPOSITION
8%
11%
20%
61%
BPA-Harbridge
CISI
Personal Trust
Elias Asset Management

Financial services remain a top priority, and are a key consideration as we evaluate potential acquisitions. Many of the banking mergers we've completed over the years carried with them the added attraction of a customer base which previously did not have access to many of the financial services we provide. Thus, not only have we benefited from the banking portion of our acquisitions, we've often inherited customers who have also become strong financial services customers as a result. This will continue to be a key component of our strategic growth strategy.



From left, Chairman Jim Gabriel, EVP & COO Mark Tryniski, and President & CEO Sanford Belden

Dear Shareholders, Investors, Customers and Employees,

We are pleased to report another year of record financial performance for Community Bank System, Inc. Full year earnings reached $1.65 per share compared to $1.64 per share in 2004. Without the one-time charge of $2.9 million ($0.07 per share) related to certain early retirement actions, our performance would have been measurably stronger. The early retirement actions taken at the end of 2005, coupled with possible branch consolidations and reductions in personnel costs targeted for 2006, position the company to operate with greater productivity and efficiency and relatively flat absolute operating expenses.

2005's results were accomplished in a challenging interest rate environment which deteriorated into a flat yield curve by year-end. In contrast to a number of comparable banks who incurred losses to reposition balance sheets to achieve a more favorable interest rate

Financial Highlights

	2005	2004	Percent Change	2003	2002	2001	5-Year CAGR
Income Statement Data (in thousands)							
Net interest income	$ 143,622	$ 151,043	(4.9)%	$ 131,828	$ 127,850	$ 96,655	9.7%
Non-interest income, excluding securities gains	48,651	44,373	9.6	37,929	30,389	26,252	16.0
Investment securities (losses) gains, net	12,195	72	N/A	(2,698)	1,673	(113)	N/A
Operating expenses	127,389	119,899	6.3	102,711	95,286	88,754	12.4
Net income	$ 50,805	$ 50,196	1.2	$ 40,380	$ 38,517	$ 19,129	15.3
Diluted weighted average common shares outstanding	30,838	30,670	0.1%	27,035	26,334	23,650	7.5%
Common Per Share Data (diluted)							
Net income	$ 1.65	$ 1.64	0.1%	$ 1.49	$ 1.46	$ 0.81	7.3%
Cash dividend declared	0.74	0.68	8.8	0.61	0.56	0.54	7.3
Common stock price	22.55	28.25	(20.2)	24.50	15.68	13.10	12.7
Period-end book value – stated	15.28	15.49	(1.4)	14.29	12.52	10.38	9.9
Period-end book value – tangible	$ 7.77	$ 7.90	(1.7)%	$ 7.37	$ 7.33	$ 4.87	2.3%
Balance Sheet Data (end of period, in millions)							
Total assets	$ 4,153	$ 4,394	(5.5)%	$ 3,855	$ 3,437	$ 3,213	9.4%
Loans	2,412	2,358	2.3	2,129	1,807	1,733	9.7
Deposits	$ 2,985	$ 2,929	1.9%	$ 2,725	$ 2,505	$ 2,546	8.9%

All share and share-based amounts reflect the two-for-one stock split effected as a 100% stock dividend on April 12, 2004. All financial results reflect the 2001 acquisition of First Liberty Bank Corp. (FLIB) in accordance with the pooling-of-interest method of accounting. N/A = Not applicable.

sensitivity profile, we were able to accomplish such an enhanced profile through gain-generating securities sales. Our consistent and durable ability to manage interest rate risk at the top quartile of peer performance enabled us to realize such a desirable outcome. The resultant downsizing of our balance sheet also contributed to enhanced capital ratios.

"Our financial services revenue has grown at an annual rate of 13% over the last five years."

Other consistent performance trends driving 2005's strong performance include a continuation of highly favorable asset quality metrics as well as strong growth in our non-interest income. Decisions made over the past 10 years to invest in non-banking financial service businesses continue to produce significant benefits in non-interest income growth, as evidenced by year-over-year revenue improvement of nearly $2 million, or 11%, from our financial services group in 2005. Deposit service fees were up 8% compared to 2004, driven by several revenue-enhancement initiatives put into place in 2005. Strong non-interest income generation offset some of the earnings pressure created by net interest margin compression, and will remain a priority in 2006 and beyond.

As noted above, strong earnings enhanced our capital ratios, as did a somewhat smaller balance sheet – the result of its repositioning to achieve a more favorable interest rate sensitivity profile. Such improvement occurred even with the repurchase of 1.1 million of our own shares. As always, we were delighted to provide our shareholders with another quarterly dividend increase of 5.6% in August.

"We were delighted to provide shareholders with a quarterly dividend increase of 5.6% in 2005."

Our attention and energies in 2005 were largely devoted to succession planning and building leadership and management strength to assure an even brighter long-term future for shareholders. This work culminated in the early December announcement that Mark Tryniski, our Executive Vice President and Chief Operating Officer, will succeed Sanford Belden as President and Chief Executive Officer when Sandy retires on July 31, 2006. The 14 years of Sandy's



From left, Tom McCullough (President, Pa. Banking), Brian Donahue (EVP & Chief Banking Officer), and Scott Kingsley (EVP & Chief Financial Officer)


NON-INTEREST INCOME
(in millions) CAGR = 15.8%
$65
55
45
35
25
15
5
0
-5
11.5
14.5
-0.1
11.9
18.5
1.7
12.9
25.0
-2.7
16.7
27.6
0.1
18.5
30.2
12.2
01
02
03
04
05
Financial Services
Banking Services
Securities Gains/(losses) & Debt Transactions

leadership as President and Chief Executive Officer have produced total returns to shareholders at levels well in excess of peers. Sandy will continue to guide CBU in a consultant capacity following his retirement, with a particular focus on mergers and acquisitions. Without question, we intend to remain fully active in seeking and evaluating acquisition opportunities, and maintain our strong track record in this area. We all look forward to Mark's leadership and have a very high sense of confidence in his abilities and those of the rest of the management team to continue the tradition of better-than-peer returns to shareholders.

The three of us also want to thank David Elias, who retired as head of Elias Asset Management, and Nick Phillips, who retired as co-managing director of Harbridge Consulting, for their many contributions to our assimilation and integration of their respective businesses. Special thanks go to Mike Patton and Jim Wears, who both retired as Executive Vice Presidents after well over 30 years apiece with our company. Their significant contributions to our acquisition strategy, our operating performance, and the communities they served are greatly appreciated.

James A. Gabriel
Chairman

Sanford A. Belden
President and Chief Executive Officer

Mark E. Tryniski
Executive Vice President and Chief Operating Officer



NET INCOME
(in millions) CAGR = 15.3%
$60
50
40
30
20
10
0
01 $19.1
02 $38.5
03 $40.4
04 $50.2
05 $50.8



EARNINGS PER SHARE
CAGR = 7.3%
$1.80
1.40
1.00
0.60
0.20
01 $0.81
02 $1.46
03 $1.49
04 $1.64
05 $1.65



DIVIDENDS PER SHARE
CAGR = 7.3%
$0.80
0.60
0.40
0.20
0
01 $0.54
02 $0.56
03 $0.61
04 $0.68
05 $0.74

Steadfast.



In Our Strategy.

We know who we are.

In fact, we believe that's one of our greatest strengths. And we're not about to try to become something we're not.

In 1993 we developed a growth strategy. It contains only four basic points, yet it has provided an extremely effective framework from which we have developed our company. It has aided us as we've evaluated dozens of potential acquisition candidates, including the 15 we've purchased in the last 12 years. It has guided us as we've considered and launched numerous product and service offerings. It has allowed us to diversify revenue sources, maintain excellent asset-quality standards, and hire and develop outstanding personnel. Above all, it has helped us produce record earnings for four straight years, and 10 of the last 11, while generating a total return to shareholders, on average, of 15% during the last decade.

"Our growth strategy has played a key role in helping us execute the 15 acquisitions we've made over the last 12 years."

Thus, despite the industry-wide challenges with which we have had to contend recently, there is no doubt that our growth strategy is as sound as ever. Five-year compound annual growth rates of nearly 16% for non-interest income (excluding securities gains), nearly 10% for total loans, and more than 15% for net income provide strong evidence of the effectiveness of our approach. We achieved record results in 2005, and we remain very confident in our plan and in the team we've assembled to manage that plan. So while there are always opportunities to refine specific tactics while striving for superior execution, our strategy is proven.

LOAN PORTFOLIO BALANCE


32%
34%
34%
Business/Commercial
Residential Mortgages
Consumer Installment

CBU's Four-point Growth Strategy

- *Create a dominant branch system with decentralized decision making.*
- *Diversify our revenue and earnings streams through non-interest income.*
- *Build profitable loan and deposit volume.*
- *Utilize technology to improve productivity and enhance – not replace – customer service.*

Determined.



To Stay Disciplined.

2005 contained many difficult decisions that required true fortitude by our management. We continuously battled the pressures of a flattening yield curve environment with respect to our lending activities—without giving in to the temptation of relaxing our asset quality standards. We elected to not reinvest cash flows from our securities sales in order to improve our overall interest rate sensitivity—knowing that it would have a negative effect on near-term quarterly earnings. And we decided against some potential merger candidates – despite their attractiveness from certain standpoints – because they did not meet other important criteria among our long-standing and proven acquisition evaluation formula.

"We are committed to managing for the long-term, and that means saying 'no' to opportunities which won't result in sustainable improvements to franchise value."

We clearly recognize the current challenges within the banking industry. It would have been easy... perhaps, even natural... to make decisions on a knee-jerk basis in order to generate immediate income or grow assets at a faster pace. But we have committed to manage for the long-term, and that meant saying "no" to some opportunities which we didn't believe would result in sustainable improvements to franchise value.

Instead, we made other decisions that we expect will benefit our performance and earnings capabilities in 2006 and beyond. For example, we finalized our integration efforts in northeastern Pennsylvania, which we believe will lead to improved performance in a region that we think has significantly more potential than what we have generated thus far. We also continued our expansion in this market in 2005, and are evaluating further opportunities in 2006.


ASSET QUALITY:
NET CHARGE-OFFS TO AVERAGE LOANS
0.42%
0.56%
0.54%
0.37%
0.33%
01
02
03
04
05


ASSET QUALITY:
NONPERFORMING ASSETS TO LOANS + OREO
0.61%
0.69%
0.67%
0.62%
0.59%
01
02
03
04
05


NET INTEREST MARGIN
3.96%
4.62%
4.69%
4.45%
4.17%
01
02
03
04
05

Enduring.



The Extra Effort.

After years of aggressive growth, we entered 2005 having achieved a degree of critical mass that brought with it a number of opportunities on both the revenue-enhancing and cost-saving sides of the equation. And as the initial challenges of integrating our more recent acquisitions into our day-to-day operations had passed, we reached a point where we could focus on more detailed and difference-making opportunities.

We began by restructuring and strengthening our sales and marketing function. These changes included adding a Vice President of Sales and Marketing, improving employee product training, raising the effectiveness of our advertising, and implementing customer and non-customer research methods. As a result, we now have the capabilities to undertake a significant company-wide retail deposit generation initiative. This effort will focus mainly on core checking customers, with the goal of achieving a double-digit increase in new account openings in 2006.

We also redesigned and simplified our branch goals and incentive systems in 2005, while strengthening their communication and progress reporting processes. All of this improves our branches' overall productivity and clarifies the expectations we have for them. We also identified certain administrative and operational consolidation opportunities which we will continue to implement in 2006, and have improved our vendor management programs, resulting in additional expense reduction opportunities.

We intensified our commercial business development efforts throughout the company as well. In fact, our Southern New York region achieved 13% commercial loan growth during 2005. So, while some may not think of our operating regions as high-growth markets, we once again showed that there are clearly areas of opportunity where superior results can be achieved through superior execution.

Our commitment to non-interest income generation is also as strong as ever. We expect to produce increases of nearly $2 million in 2006 due to several banking fee initiatives that focus not on fee increases, but rather, increases in usage of existing services. Our financial services businesses remain a major focus as well, having generated a compound annual growth rate of more than 13% during the last five years. In particular, our employee benefit administration and consulting business continues to perform robustly, with a 22% revenue increase in 2005, following its 49% jump in 2004. We expect this business, when combined with our wealth management businesses, to again deliver significant revenue increases this year, and project total non-interest income to rise at a double-digit rate in 2006.

Total Shareholder Returns
(Through January 31, 2006, including reinvestment of dividends)

	CBU	S&P 500	S&P Small Cap 600	NASDAQ Bank Index	Russell 2000
3 Years	16.0%	16.4%	27.2%	15.0%	26.9%
5 Years	14.2%	0.4%	11.6%	12.6%	9.1%
10 Years	15.0%	9.0%	13.0%	14.3%	10.3%
15 Years	22.5%	11.4%	14.1%	17.8%	11.4%

Source: Bloomberg

Transitioning



Toward Tomorrow.

In addition to managing the effects of the challenging U.S. banking industry in 2005, we operated within an internal environment experiencing significant change as well.

As 2005 began, we finalized a number of executive-level personnel appointments which strengthened and deepened our management team. This was done to enhance our abilities and provide added focus to certain operating areas. However, it was also done to provide an appropriate time frame for developing focused succession plans as some of our most-accomplished and tenured members prepared to retire.

The most prominent of these occurred in December, when President and CEO Sanford Belden announced his plans to retire on July 31, 2006, capping a 14-year leadership tenure. Following its long-standing succession plan, our Board appointed Mark Tryniski, Executive Vice President and Chief Operating Officer, to become President and CEO upon Mr. Belden's retirement. Mr. Belden will continue to provide support, principally in M&A activities, as a consultant for the next three years. This is especially good news, as we will continue to benefit from his expertise, where he oversaw 15 transactions en route to building an organization whose market capitalization grew nearly 14 times larger under his guidance.

In addition, James Wears, President, New York Banking, and Michael Patton, President, Financial Services, retired on December 31, 2005. Both gave more than 30 years of dedicated and effective service to Community Bank System, its predecessor organizations, and the communities they served. They deserve a large measure of credit for the many accomplishments our team enjoyed over the years. Among their legacies are the capable, self-sufficient teams they led, which carry on today in an effective, efficient fashion.

We thank these gentlemen who have done so much for our company and its stakeholders, and wish them all the best in their well-deserved retirements. Nevertheless, while their journeys with CBU are coming to a close, there are nearly 1,500 of us remaining who recognize there is much more to attain. And we're prepared – for more progress.


SHAREHOLDERS' EQUITY
(in millions) CAGR = 17.8%
$500
400
300
200
100
20%
15%
10%
5%
$268
$325
$405
$475
$458
4.1%
5.8%
5.7%
5.8%
5.9%
01
02
03
04
05
Shareholders' Equity
Tangible Equity Assets


ASSETS UNDER MANAGEMENT
(in millions) CAGR = 12.1%
$3000
2500
2000
1500
1000
500
0
$1,385
$1,364
$1,807
$2,177
$2,506
01
02
03
04
05

James A. Gabriel (k.) was named Chairman of the Board on January 1, 1999. He has served as a Director since 1984. He is the owner of the law firm of Franklin & Gabriel, located in Ovid, N.Y.

Brian R. Ace (i.) has served as a Director since 2003, following the acquisition of Grange National Banc Corp. A member of the Loan & Compensation Committees, he served on the Board of Grange National Banc Corp. from 1992-2003, and was Vice Chairman from 2001-2003. He owns Laceyville Hardware in Laceyville, Pa. and is Chairman of the Laceyville Revitalization Project.

Sanford A. Belden (c.) has served as a Director since 1992, when he was also named President and Chief Executive Officer. Mr. Belden was formerly Manager, Eastern Region, Rabobank Nederland, New York, N.Y. from 1990-1992 and prior thereto served as President, Community Banking, for First Bank System, Minneapolis, Minn., a multi-state bank holding company.

John M. Burgess (d.) has served as a Director since 1991. He is a retired president of Kinney Drugs, Inc., a drug and retail chain with stores primarily located throughout Upstate New York. He is Chairman of the Investment and Operations/Technology Committees, and a member of Audit/Compliance/Risk Management, Loan & Nominating Committees.

Paul M. Cantwell, Jr. (h.) is the former Chairman and President of the Citizens National Bank of Malone, which was acquired in 2001, at which time he became a Director. He is the owner of the Cantwell & Cantwell Law Offices in Malone, N.Y., Chairman of the Trust Committee and a member of the Investment and Operations/Technology Committees.

William M. Dempsey (e.) is retired from the Rochester Institute of Technology (RIT), where he was VP, Finance & Administration, and President of the American College of Management & Technology (an RIT affiliate), in Dubrovnik, Croatia. A Director since 1984, he is Chairman of the Audit/Compliance/Risk Management and Nominating Committees and a member of the Investment and Operations/Technology Committees.

Nicholas A. DiCerbo (b.) is a partner of the law firm of DiCerbo & Palumbo of Olean, N.Y. He has been a Director since 1984. He is Chairman of the Strategic/Executive Committee and a member of the Investment, Loan and Trust Committees.

Lee T. Hirschey (g.) has been a Director since 1991. He currently serves as President and Chief Executive Officer of Climax Manufacturing Company in Castorland, N.Y. He is a member of the Audit/Compliance/Risk Management, Compensation, Nominating and Strategic/Executive Committees.

Harold S. Kaplan (j.) has served as a Director since 2001, following the merger of First Liberty Bank Corp. He is a co-owner of M.C.F., Inc. and a Partner at D&T Real Estate, both of Scranton, Pa. He serves on the Investment, Operations/Technology and Trust Committees.

Charles E. Parente (f.) has served as a Director since 2004, following the acquisition of First Heritage Bank. Mr. Parente currently serves as Chief Executive Officer of Pagnotti Enterprises. His career also includes positions as President/CEO/Principal within a telecommunications company, a leading independent accounting and consulting firm, and a public accounting firm. He is a member of the Audit/Compliance/Risk Management and Loan committees.

David C. Patterson (m.) is President and owner of Wight and Patterson, Inc., a manufacturer and seller of livestock feed located in Canton, N.Y. He has served as a Director since 1991. He is Chairman of the Loan Committee and a member of the Compensation, Nominating and Strategic/Executive Committees.

Peter A. Sabia (a.) is owner of Valley Dodge Truck Center, Dunmore, Pa. He has served as a Director since 2001, following the merger of First Liberty Bank Corp. Mr. Sabia is a member of the Compensation, Loan, Operations/Technology and Trust Committees.

Sally A. Steele (l.) has served as a Director since 2003, following the acquisition of Grange National Banc Corp. She is a member of the Trust and Operations/Technology committees. Ms. Steele operates her own law practice in Tunkhannock, Pa.


a.
b.
c.
d.
e.
f.
g.
h.
i.
j.
k.
l.
m.

The following terms are particular to our industry and appear throughout this Annual Report. A more detailed explanation of certain terms is found in the Notes to the company's financial statements contained on Form 10-K within this Annual Report.

Consumer direct lending: Direct lending to consumers through the bank's branches, largely on an installment basis, for the purchase of automobiles and durable (long lasting) goods for the home, and for educational and general purposes. Also includes loans secured by the equity in a borrower's home.

Consumer indirect lending: Loans originated through applications taken on the premises of automobile, boat, and other dealers selling substantially priced goods, electronically submitted to the bank, and approved within a very short time period while the consumer remains on premises.

Core deposits: The total of checking, interest checking, savings and money market deposits, and certificates of deposit less than $100,000. Generally considered a bank's most stable and affordable source of funds.

Coverage ratio: The ratio of loan loss allowance to nonperforming loans (loans for which payment is delinquent 90 days or more and loans for which interest is not being accrued) or nonperforming assets (additionally includes collateral acquired by a bank after a loan has defaulted). Considered an indicator of the strength of a financial institution's allowance for loan losses.

Diluted shares (or fully diluted): A calculation which includes those shares issued and outstanding or issuable upon the exercise of in-the-money stock options held by employees or Directors, offset by the number of shares which the company could repurchase on the open market with the cash received upon exercise. Shares held in treasury are excluded.

Efficiency ratio: Measure of a bank's productivity, derived by dividing overhead expense by revenues (net interest income (FTE) plus noninterest income), excluding the effect of gains or losses on the sale of securities or the extinguishment of debt, amortization of intangibles, and acquisition-related expenses. The lower the ratio, the better the efficiency.

Fully tax equivalent (FTE): Restatement of tax-exempt interest income as if it were fully taxable. Enables tax-exempt interest income to be compared to taxable interest income on a consistent basis.

IPC deposits: Deposits from individuals, partnerships and corporations (i.e., all consumer and commercial deposits). Excludes deposits from local governments/municipalities. Constitutes the major component of core deposits (see above).

Loan loss provision: The charge against earnings to increase the allowance for loan losses (net of current period charge-offs) sufficient to absorb probable future charge-offs.

Net interest income: Banking revenues generated from standard lending and investment activities, equaling the difference between interest income on loans and investments and interest expense on deposits and borrowings. The primary source of earnings before expenses for most banks.

Net interest margin: A performance measure or ratio which is calculated by dividing net interest income by average interest-earning assets. The most basic indicator of the relative return on loan and investing activities before overhead and loan loss provision. Interest rate spread is a component of the net interest margin.

Non-interest income: Revenues generated from fee-based depositor and borrowing services (including ATMs and overdrafts), the sale of financial services products, and gains or losses from the sale of securities and extinguishment of debt, if any.

Nonperforming assets: Represent loans delinquent as to interest or principal for a period of 90 days or more, loans for which interest is not being accrued (no payments expected), restructured loans, and real estate acquired through foreclosure.

Tangible equity/assets: Shareholders' equity net of goodwill and intangible assets divided by the assets of the bank, net of goodwill and intangible assets.

Tier 1 capital: Shareholders' equity, adjusted for the unrealized gain or loss on securities held for sale and for certain assets such as goodwill and other intangibles. The primary measure of a bank's capital as defined by various bank regulatory agencies.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from__________ to__________

Commission file number 001-13695

COMMUNITY BANK SYSTEM, INC.

(Exact name of registrant as specified in its charter)

Delaware	16-1213679
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
5790 Widewaters Parkway, DeWitt, New York	13214-1883
(Address of principal executive offices)	(Zip Code)

(315) 445-2282
Registrant's telephone number, including area code

Securities registered pursuant of Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, Par Value $1.00	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ___ No_X_.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ___ No_X_.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No____.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]   Accelerated filer [X]   Non-accelerated filer [ ]

Indicate by check mark whether the registrant is shell company (as defined in Rule 12b-2 of the Act). Yes___ No_X_

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and ask price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter $ 698,546,000 .

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date. 29,908,003 shares of Common Stock, $1.00 par value, were outstanding on February 23, 2006.

DOCUMENTS INCORPORATED BY REFERENCE.

Portions of Definitive Proxy Statement for Annual Meeting of Shareholders to be held on May 16, 2006 (the "Proxy Statement") is incorporated by reference in Part III of this Annual Report on Form 10-K.

Exhibit Index is located on page 88

TABLE OF CONTENTS

Part I

This Annual Report on Form 10-K contains certain forward-looking statements with respect to the financial condition, results of operations and business of Community Bank System, Inc. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements are set forth herein under the caption "Forward-Looking Statements." The share and per-share information in this document has been adjusted to give effect to a two-for-one stock split of the Company's common stock effected as of April 12, 2004.

Item 1. Business

Community Bank System, Inc. ("the Company") was incorporated on April 15, 1983, under the Delaware General Corporation Law. Its principal office is located at 5790 Widewaters Parkway, DeWitt, New York 13214. The Company maintains a web-site at communitybankna.com and firstlibertybank.com. Annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to those reports, are available on the Company's web-site free of charge as soon as reasonably practicable after such reports or amendments are electronically filed with or furnished to the Securities and Exchange Commission. The information on the web-site is not part of this filing. Copies of all documents filed with the SEC can also be obtained by visiting the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549, by calling the SEC at 1-800-SEC-0330 or by accessing the SEC's website at http://www.sec.gov.

The Company's business philosophy is to operate as a community bank with local decision-making, principally in non-metropolitan markets, providing a broad array of banking and financial services to retail, commercial, and municipal customers.

Community Bank System, Inc. is a single bank holding company which wholly-owns four subsidiaries: Community Bank, N.A. ("the Bank"), Benefit Plans Administrative Services, Inc. ("BPAS"), CFSI Closeout Corp. ("CFSICC"), and First of Jermyn Realty Co. ("FJRC"). BPAS owns two subsidiaries, Benefit Plans Administrative Services LLC ("BPA") and Harbridge Consulting Group LLC. BPAS provides administration, consulting and actuarial services to sponsors of employee benefit plans. CFSICC and FJRC are inactive companies. The Company also wholly-owns three unconsolidated subsidiary business trusts formed for the purpose of issuing mandatorily redeemable preferred securities which are considered Tier I capital under regulatory capital adequacy guidelines.

The Bank operates 124 customer facilities throughout twenty-two counties of Upstate New York and five counties of Northeastern Pennsylvania offering a range of commercial and retail banking services. The Bank owns the following subsidiaries: Community Investment Services, Inc. ("CISI"), CBNA Treasury Management Corporation ("TMC"), CBNA Preferred Funding Corporation ("PFC"), Elias Asset Management, Inc. ("EAM") and First Liberty Service Corp. ("FLSC"). CISI provides broker-dealer and investment advisory services. TMC provides the cash management, investment, and treasury services to the Bank. PFC primarily is an investor in residential real estate loans. EAM provides asset management services to individuals, corporate pension and profit sharing plans, and foundations. FLSC provides banking-related services to the Pennsylvania branches of the Bank.

Acquisition History (2001-2005)

Dansville Branch Acquisition

On December 3, 2004, the Company completed the purchase of a branch office in Dansville, N.Y. ("Dansville") from HSBC Bank USA, N.A with deposits of $32.6 million and loans of $5.6 million.

First Heritage Bank

On May 14, 2004, the Company acquired First Heritage Bank ("First Heritage"), a closely held bank headquartered in Wilkes-Barre, PA with three branches in Luzerne County, Pennsylvania. First Heritage's three branches operate as part of First Liberty Bank & Trust, a division of Community Bank, N.A. Consideration included 2,592,213 shares of common stock with a fair value of $52 million, employee stock options with a fair value of $3.0 million, and $7.0 million of cash (including capitalized acquisition costs of $1.0 million).

Grange National Banc Corp.
On November 24, 2003, the Company acquired Grange National Banc Corp. ("Grange"), a $280 million-asset bank holding company based in Tunkhannock, Pa. Grange's 12 branches operate as part of First Liberty Bank & Trust, a division of Community Bank, N.A. The Company issued approximately 2,294,000 shares of its common stock to certain of the former shareholders with a fair value of $55 million. The remaining shareholders received $21.25 per share in cash or approximately $20.9 million. In addition, Grange stock options representing $5.4 million of fair value were exchanged for options to purchase shares in the Company.

Peoples Bankcorp Inc.
On September 5, 2003, the Company acquired Peoples Bankcorp, Inc. ("Peoples"), a $29-million-asset savings and loan holding company based in Ogdensburg, New York. Peoples' single branch is being operated as a branch of the Bank's network of branches in Northern New York.

Harbridge Consulting Group
On July 31, 2003, the Company acquired PricewaterhouseCoopers' Upstate New York Global Human Resource Solutions consulting group. This practice has been renamed Harbridge Consulting Group ("Harbridge") and is a leading provider of retirement and employee benefits consulting services throughout Upstate New York, and is complementary to BPA, the Company's employee benefits plan administration subsidiary.

FleetBoston Financial Corporation branches
On November 16, 2001, the Company acquired 36 branches from FleetBoston Financial Corporation with $470 million in deposits and $177 million in loans. The branches are located in the Southwestern and Finger Lakes Regions of New York State.

First Liberty Bank Corp.
On May 11, 2001, the Company completed its acquisition of the $648-million-asset First Liberty Bank Corp. ("First Liberty"). Pursuant to the terms of the merger, each share of First Liberty stock was exchanged for 1.12 shares of the Company's common stock, which amounted to approximately 7.2 million shares. The merger constituted a tax-free reorganization and was accounted for as a pooling of interests under APB Opinion 16.

Citizens National Bank of Malone
On January 26, 2001, the Company acquired the $111-million-asset Citizens National Bank of Malone, a commercial bank with five branches throughout Franklin and St. Lawrence counties in New York State. The Company issued 1,904,000 shares of its common stock to the former shareholders at a cost of $13.25 per share. All of the 1,296,200 shares then held in the Company's treasury were issued in this transaction as part of the total 1,904,000 shares.

Services

The Bank is a community retail bank committed to the philosophy of serving the financial needs of customers in local communities. The Bank's branches are generally located in small towns and cities within its geographic market areas of Upstate New York and Northeastern Pennsylvania. The Company believes that the local character of business, knowledge of the customer and customer needs, and comprehensive retail and small business products, together with responsive decision-making at the branch and regional level, enable the Bank to compete effectively. The Bank is a member of the Federal Reserve System and the Federal Home Loan Bank of New York ("FHLB"), and its deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to applicable limits.

Competition

The financial services business is highly competitive. The Company competes actively with national and state banks, thrift institutions, credit unions, retail brokerage firms, mortgage bankers, finance companies, insurance companies, and other regulated and unregulated providers of financial services.

The table below summarizes the Bank's deposits and market share by the twenty-seven counties of New York and Pennsylvania in which it has customer facilities. Market share is based on deposits of all commercial banks, credit unions, savings and loan associations, and savings banks.

	County	State	Deposits as of 6/30/2005 (000's omitted) [1]	Market Share	Number of: Facilities	ATM's	Towns/ Cities	Towns Where Company Has 1st or 2nd Market Position
1.	Allegany	NY	$190,535	48.4%	10	8	9	8
2.	Lewis	NY	76,777	37.3%	4	1	3	3
3.	Seneca	NY	117,724	32.4%	4	3	4	3
4.	Yates	NY	77,740	30.6%	3	2	2	2
5.	Cattaraugus	NY	260,354	29.1%	10	7	8	6
6.	St. Lawrence	NY	364,468	27.7%	13	7	11	10
7.	Wyoming	PA	96,095	26.2%	4	1	4	4
8.	Franklin	NY	82,554	16.6%	5	3	4	4
9.	Chautauqua	NY	190,893	13.1%	12	10	10	7
10.	Schuyler	NY	17,744	12.9%	1	1	1	0
11.	Livingston	NY	78,346	12.3%	3	3	3	3
12.	Jefferson	NY	139,928	12.1%	5	5	4	2
13.	Steuben	NY	171,386	11.4%	9	6	8	5
14.	Lackawanna	PA	455,359	10.5%	12	13	8	4
15.	Tioga	NY	32,842	8.9%	2	2	2	1
16.	Herkimer	NY	30,705	5.8%	1	1	1	1
17.	Ontario	NY	79,011	5.6%	3	4	3	1
18.	Wayne	NY	45,409	5.0%	1	1	1	0
19.	Luzerne	PA	269,877	4.4%	9	8	5	1
20.	Susquehanna	PA	22,650	4.4%	2	1	2	2
21.	Oswego	NY	42,404	4.1%	2	2	2	2
22.	Cayuga	NY	28,703	3.5%	2	1	2	1
23.	Bradford	PA	17,490	2.1%	2	2	2	1
	Subtotal		2,888,994	11.1%	119	92	99	71
24.	Chemung	NY	18,333	1.4%	1	1	1	0
25.	Oneida	NY	55,660	1.2%	2	1	1	1
26.	Erie	NY	26,893	0.1%	1	1	1	1
27.	Onondaga	NY	11,342	0.1%	1	1	1	0
	Total		$3,001,222	4.7%	124	96	103	73

[1] Deposit market share data as of June 30, 2005, the most recent information available, calculated by Sheshunoff Information Services, Inc.

Employees

As of December 31, 2005 the Company employed 1,299 full-time equivalent employees. The Company offers a variety of employment benefits and considers its relationship with its employees to be good.

Supervision and Regulation

Bank holding companies and national banks are regulated by state and federal law. The following is a summary of certain laws and regulations that govern the Company and the Bank. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the actual statutes and regulations thereunder.

Federal Bank Holding Company Regulation

The Company is registered under, and is subject to, the Bank Holding Company Act of 1956, as amended. This Act limits the type of companies that Community Bank System, Inc. may acquire or organize and the activities in which it or they may engage. In general, the Company and the Bank are prohibited from engaging in or acquiring direct or indirect control of any corporation engaged in non-banking activities unless such activities are so closely related to banking as to be a proper incident thereto. In addition, the Company must obtain the prior approval of the Board of Governors of the Federal Reserve System ("the FRB") to acquire control of any bank; to acquire, with certain exceptions, more than five percent of the outstanding voting stock of any other corporation; or, to merge or consolidate with another bank holding company. As a result of such laws and regulation, the Company is restricted as to the types of business activities it may conduct and the Bank is subject to limitations on, among others, the types of loans and the amounts of loans it may make to any one borrower. The Financial Modernization Act of 1999 created, among other things, a new entity, the "financial holding company". Such entities may engage in a broader range of activities that are "financial in nature", including insurance underwriting, securities underwriting and merchant banking. Bank holding companies which are well capitalized and well managed under regulatory standards may convert to financial holding companies relatively easily through a notice filing with the FRB, which acts as the "umbrella regulator" for such entities. The Company may seek to become a financial holding company in the future.

Federal Reserve System

The Company is required by the Board of Governors of the Federal Reserve System to maintain cash reserves against its deposits. After exhausting other sources of funds, the Company may seek borrowings from the Federal Reserve for such purposes. Bank holding companies registered with the FRB are, among other things, restricted from making direct investments in real estate. Both the Company and the Bank are subject to extensive supervision and regulation, which focus on, among other things, the protection of depositors' funds.

The Federal Reserve System also regulates the national supply of bank credit in order to influence general economic conditions. These policies have a significant influence on overall growth and distribution of loans, investments and deposits, and affect the interest rates charged on loans or paid for deposits.

Fluctuations in interest rates, which may result from government fiscal policies and the monetary policies of the Federal Reserve System, have a strong impact on the income derived from loans and securities, and interest paid on deposits. While the Company and the Bank strive to anticipate changes and adjust their strategies for such changes, the level of earnings can be materially affected by economic circumstances beyond their control.

The Bank is subject to minimum capital requirements established, respectively, by the FRB and the FDIC. For information on these capital requirements and the Company's and the Bank's capital ratios see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Capital" and Note P to the Financial Statements.

Office of Comptroller of the Currency

The Bank is supervised and regularly examined by the Office of the Comptroller of the Currency ("the OCC"). The various laws and regulations administered by the OCC affect corporate practices such as payment of dividends, incurring debt, and acquisition of financial institutions and other companies. It also affects business practices, such as payment of interest on deposits, the charging of interest on loans, types of business conducted and location of offices. There are no regulatory orders or outstanding issues resulting from regulatory examinations of the Bank.

Sarbanes-Oxley Act of 2002

The Sarbanes Oxley Act of 2002 ("the Sarbanes-Oxley Act") implemented a broad range of corporate governance, accounting and reporting reforms for companies that have securities registered under the Securities Exchange Act of 1934. In particular, the Sarbanes-Oxley Act established, among other things: (i) new requirements for audit and other key committees involving independence, expertise levels, and specified responsibilities; (ii) additional responsibilities regarding the oversight of financial statements by the Chief Executive Officer and Chief Financial Officer of the reporting company; (iii) the creation of an independent accounting oversight board for the accounting industry; (iv) new standards for auditors and the regulation of audits, including independence provisions which restrict non-audit services that accountants may provide to their audit clients; (v) increased disclosure and reporting obligations for the reporting company and its directors and executive officers including accelerated reporting of company stock transactions; (vi) a prohibition of personal loans to directors and officers, except certain loans made by insured financial institutions on nonpreferential terms and in compliance with other bank regulator requirements; and (vii) a range of new and increased civil and criminal penalties for fraud and other violation of the securities laws.

Item 1A. Risk Factors

Investment in Community Bank System, Inc. common stock involves risk. The market price of the Company's common stock may fluctuate significantly in response to a number of factors including, but not limited to:

- Changes in securities analysts' expectations of financial performance
- Volatility of stock market prices and volumes
- Incorrect information or speculation
- Changes in industry valuations
- Interest rate changes
- Variations in operating results from general expectations
- Actions taken against the Company by various regulatory agencies
- Changes in authoritative accounting guidance by Financial Accounting Standards Board or other regulatory agencies
- Changes in general domestic economic conditions such as inflation rates, tax rates, unemployment rates, higher labor and healthcare costs, recessions, and changing government policies, laws and regulations

The Company's main markets are located in the states of New York and Pennsylvania. A prolonged economic downturn in these markets could negatively impact the Company.

The Company's income and cash flow depends to a great extent on the difference between the interest earned on loans and investment securities, and the interest paid on deposits and other borrowings. Interest rates are beyond the Company's control, and they fluctuate in response to general economic conditions and the policies of various governmental and regulatory agencies, in particular, the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, will influence the origination of loans, the purchase of investments, the generation of deposits and the rates received on loans and investment securities and paid on deposits.

The Company and its subsidiaries are subject to extensive state and federal regulation, supervision and legislation that govern nearly every aspect of its operations. Changes to these laws could affect the Company's ability to deliver or expand its services and diminish the value of its business.

The business strategy of the Company includes growth through acquisition. Any future acquisitions will be accompanied by the risks commonly encountered in acquisitions. These risks include among other things; the difficulty of integrating the operations and personnel of acquired banks and branches, the potential disruption of our ongoing business, the inability of our management to maximize our financial and strategic position, and the inability to maintain uniform standards, controls, procedures and policies and the impairment of relationships with employees and customers as a result of changes in management.

The Company relies on communication, information, operating and financial control systems from third-party service providers. Any failure or interruption or breach in security of these systems could result in failures or interruptions in our customer relationship management, general ledger, deposit, servicing and/or loan origination systems.

Readers are cautioned that it is not possible to predict or identify all of the risks, uncertainties and other factors that may affect future results and that the above list should not be considered to be a complete list.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

The Company's primary headquarters is located at 5790 Widewaters Parkway, Dewitt, New York, which is leased. In addition, the Company has 135 properties, 92 are owned and 43 are located in long-term leased premises. Real property and related banking facilities owned by the Company at December 31, 2005 had a net book value of $48.3 million and none of the properties was subject to any material encumbrances. For the year ended December 31, 2005, rental fees of $2.7 million were paid on facilities leased by the Company for its operations. We believe that our facilities are suitable and adequate for the Company's current operations.

Item 3. Legal Proceedings

The Company and its subsidiaries are subject in the normal course of business to various pending and threatened legal proceedings in which claims for monetary damages are asserted. Management, after consultation with legal counsel, does not anticipate that the aggregate liability, if any, arising out of litigation pending against the Company or its subsidiaries will have a material effect on the Company's consolidated financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of the shareholders during the quarter ended December 31, 2005.

Item 4A. *Executive Officers of the Registrant*

The executive officers of the Company and the Bank which are elected by the Board of Directors are as follows:

Name	Age	Position
Sanford A. Belden	63	Director, President and Chief Executive Officer of the Company and the Bank. Mr. Belden has held this position since he joined the Company in October 1992.
Mark E. Tryniski	45	Executive Vice President and Chief Operating Officer of the Bank. Mr. Tryniski joined the Company in June 2003 as the Treasurer and Chief Financial Officer. In March 2004 he assumed his current position. He previously served as a partner in the Syracuse office of PricewaterhouseCoopers LLP, with eighteen years of experience working with SEC registrants in banking and other industries.
Scott A. Kingsley	41	Treasurer of the Company, and Executive Vice President and Chief Financial Officer of the Bank. Mr. Kingsley joined the Company in August 2004 in his current position. He served as Vice President and Chief Financial Officer of Carlisle Engineered Products, Inc., a subsidiary of the Carlisle Companies, Inc., from 1997 until joining the Company.
Brian D. Donahue	49	Executive Vice President and Chief Banking Officer. Mr. Donahue assumed his current position in August 2004. He served as the Bank's Chief Credit Officer from February 2000 to July 2004 and as the Senior Lending Officer for the Southern Region of the Bank from 1992 until June 2004.
Thomas A. McCullough	59	President, Pennsylvania Banking. Mr. McCullough joined the Company in November 2003 in his current position. He was previously the President and Chief Executive Officer of Grange National Banc Corp. from 1989 until they merged with the Company.
Steven R. Tokach	59	Senior Vice President and Chief Credit Administrator. Mr. Tokach assumed the Credit Administrator position in March 2003. He was previously the President of our Pennsylvania franchise since May 2001, when the Company acquired First Liberty Bank Corp. He was Executive Vice President of First Liberty Bank Corp. and First Liberty Bank & Trust from 1998 to 2001.
Timothy J. Baker	54	Senior Vice President and Director of Special Projects. Mr. Baker assumed his current position in August 2004. He was previously the Senior Operations Officer of the Bank responsible for bank operations, special projects and technology innovation from 1995 to 2004.
W. Valen McDaniel	59	Senior Vice President and Chief Risk Officer. Mr. McDaniel assumed his current position in January 2004. He served as the Company's corporate auditor and risk manager since joining the Company in June 1991. He is responsible for the insurance portfolio, audit function, compliance, loan review, facilities, and security of the bank and all subsidiaries.
Joseph J. Lemchak	44	Senior Vice President and Chief Investment Officer. Mr. Lemchak joined the Company in 1990 and since May 1991 he has served in the duel capacity of Chief Investment Officer and Asset/Liability Manager for the Bank.
J. David Clark	51	Senior Vice President and Chief Credit Officer. Mr. Clark assumed his current position in October 2004. He was previously the Commercial Market Manager in the Bank's Corning, New York market since

Name	Age	Position
		April 1993.
Robert P. Matley	54	Executive Vice President and Senior Lending Officer, PA Banking. Mr. Matley joined the Company in 2004. He was previously employed by First Heritage Bank, having joined that organization in 1994 as Executive Vice President and Senior Lending Officer. He was promoted to President and Chief Operating Officer in 2003 and served in that capacity until the merger with the Company in 2004.
Bernadette R. Barber	44	Senior Vice President and Chief Human Resources Officer. Ms. Barber joined the Company in February 2005 in her current position. She has served since 1997 as Vice President of Human Resources and Administration for The Penn Traffic Company.
Harold M. Wentworth	41	Senior Vice President and Director of Sales and Marketing. Mr. Wentworth assumed his current position in January 2005. He was previously a manager in the Bank's treasury department and was responsible for asset liability management and product development.
J. Michael Wilson	35	Senior Vice President and Chief Technology Officer. Mr. Wilson joined the Company in June 2002 as Vice President of Information Technology and assumed his current position in October 2004. He previously held the position of Director of Technology Services for Unizan Bank in Ohio.

Part II

Item 5. Market for the Registrant's Common Stock, Related Shareholder Matters and Issuer Purchases of Equity Securities

The Company's common stock has been trading on the New York Stock Exchange under the symbol "CBU" since December 31, 1997. Prior to that, the common stock traded over-the-counter on the NASDAQ National Market under the symbol "CBSI" beginning on September 16, 1986. There were 29,956,850 shares of common stock outstanding on December 31, 2005, held by approximately 3,702 registered shareholders of record. The following table sets forth the high and low prices for the common stock, and the cash dividends declared with respect thereto, for the periods indicated. The prices do not include retail mark-ups, mark-downs or commissions. The information below has been adjusted to reflect the two-for-one stock split of the Company's common stock effected on April 12, 2004.

Year / Qtr	High Price	Low Price	Quarterly Dividend
2005			
4th	$24.68	$21.60	$0.19
3rd	$26.12	$21.63	$0.19
2nd	$24.87	$21.40	$0.18
1st	$28.30	$22.41	$0.18
2004			
4th	$28.66	$25.06	$0.18
3rd	$26.00	$20.87	$0.18
2nd	$23.85	$18.86	$0.16
1st	$25.39	$21.76	$0.16

The Company has historically paid regular quarterly cash dividends on its common stock, and declared a cash dividend of $0.19 per share for the first quarter of 2006. The Board of Directors of the Company presently intends to continue the payment of regular quarterly cash dividends on the common stock, as well as to make payment of regularly scheduled dividends on the trust preferred stock when due, subject to the Company's need for those funds. However, because substantially all of the funds available for the payment of dividends by the Company are derived from the Bank, future dividends will depend upon the earnings of the Bank, its financial condition, its need for funds and applicable governmental policies and regulations.

The following table provides information as of December 31, 2005 with respect to shares of common stock that may be issued under the Company's existing equity compensation plans:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (1)	Weighted Average Exercise Price on Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holders:			
1994 Long Term Incentive Plan	1,973,273	$16.47	0
2004 Long Term Incentive Plan	593,511	$24.28	3,397,289
Equity compensation plans not approved by security holders:			
Citizens Advisory Council Plan (2)	0	$0.00	6,000
Total	2,566,784	$18.27	3,403,289

(1) The number of securities includes unvested restricted stock issued of 21,094.
(2) In connection with the acquisition of Citizens National Bank, the Company formed an advisory council comprised of the former directors of Citizens National Bank for the purpose of advising the Bank on banking activities in Citizens National Bank's market area, the transition of business relationships after the merger, and the continued development of business relationships throughout Northern New York State. In consideration for serving on this council, the members have been granted shares of restricted stock that vest over two years.

The following table shows treasury stock purchases during the fourth quarter 2005.

	Number of Shares Purchased	Average Price Paid Per share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that may Yet be Purchased Under the Plans or Programs
October 1-31, 2005 (1)	0	$0.00	521,611	978,389
November 1-30,2005 (1)	0	0.00	521,611	978,389
December 1-31, 2005 (1)	72,100	22.99	593,711	906,289
Total	72,100	$22.99	593,711	906,289

(1) All shares were repurchased through the Company's publicly announced share repurchase program. On April 20, 2005, the Company announced a twenty-month authorization to repurchase up to 1,500,000 of its outstanding shares in open market or privately negotiated transactions. These repurchases will be for general corporate purposes, including those related to stock plan activities.

Item 6. Selected Financial Data

The following table sets forth selected consolidated historical financial data of the Company as of and for each of the years in the five-year period ended December 31, 2005. The historical information set forth under the captions "Income Statement Data" and "Balance Sheet Data" is derived from the audited financial statements while the information under the captions "Average Balance Sheet Data", "Capital and Related Ratios", "Selected Performance Ratios" and "Asset Quality Ratios" for all periods is unaudited. All financial information in this table should be read in conjunction with the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Consolidated Financial Statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Years Ended December 31,				
(In thousands except per share data)	2005	2004	2003	2002	2001
Income Statement Data:					
Loan interest income	$147,608	$137,077	$125,256	$130,860	$132,014
Investment interest income	71,586	75,718	65,873	74,233	66,478
Interest expense	75,572	61,752	59,301	77,243	101,837
Net interest income	143,622	151,043	131,828	127,850	96,655
Provision for loan losses	8,534	8,750	11,195	12,222	7,097
Other noninterest income	48,651	44,373	37,929	30,389	26,252
Gain (loss) on investment securities & early retirement of long-term borrowings	12,195	72	(2,698)	1,673	(113)
Special charges/acquisition expenses	2,943	1,704	498	700	8,164
Other noninterest expenses	124,446	118,195	102,213	94,586	80,590
Income before income taxes	68,545	66,839	53,153	52,404	26,943
Net income	50,805	50,196	40,380	38,517	19,129
Diluted earnings per share [1]	1.65	1.64	1.49	1.46	0.81
Diluted earnings per share – cash [3]	1.84	1.81	1.64	1.63	1.01
Balance Sheet Data:					
Investment securities	$1,303,090	$1,584,339	$1,329,534	$1,286,583	$1,150,713
Loans, net of unearned discount	2,411,817	2,358,493	2,128,509	1,806,905	1,732,870
Allowance for loan losses	(32,581)	(31,778)	(29,095)	(26,331)	(23,901)
Intangible assets	224,878	232,500	196,111	134,828	142,342
Total assets	4,152,734	4,393,831	3,855,397	3,437,247	3,213,365
Deposits	2,984,768	2,928,978	2,725,488	2,505,356	2,545,970
Borrowings	653,090	920,511	667,786	543,575	357,931
Shareholders' equity	457,595	474,628	404,828	325,038	267,980
Capital and Related Ratios:					
Cash dividend declared per share [1]	$0.74	$0.68	$0.61	$0.56	$0.54
Book value per share [1]	15.28	15.49	14.29	12.52	10.38
Tangible book value per share [1]	7.77	7.90	7.37	7.33	4.87
Market capitalization (in millions)	676	866	694	407	338
Tier 1 leverage ratio	7.57%	6.94%	7.26%	7.05%	6.73%
Total risk-based capital to risk-adjusted assets	13.64%	13.18%	13.01%	13.32%	11.83%
Tangible equity to tangible assets	5.92%	5.82%	5.70%	5.76%	4.09%
Dividend payout ratio	43.9%	40.9%	40.2%	37.7%	65.7%
Period end common shares outstanding [1]	29,957	30,642	28,330	25,957	25,806
Diluted weighted average shares outstanding [1]	30,838	30,670	27,035	26,334	23,650
Selected Performance Ratios:					
Return on assets	1.19%	1.20%	1.16%	1.14%	0.66%
Return on equity	10.89%	11.39%	11.78%	13.06%	7.99%
Net interest margin	4.17%	4.45%	4.69%	4.62%	3.96%
Noninterest income/operating income (FTE)	27.8%	21.2%	19.7%	18.6%	20.1%
Efficiency ratio[2]	56.8%	52.8%	53.4%	52.0%	56.8%
Asset Quality Ratios:					
Allowance for loan loss/loans outstanding	1.35%	1.35%	1.37%	1.46%	1.38%
Nonperforming loans/loans outstanding	0.55%	0.55%	0.62%	0.65%	0.53%
Allowance for loan loss/nonperforming loans	245%	245%	219%	225%	261%
Net charge-offs/average loans	0.33%	0.37%	0.54%	0.56%	0.42%
Loan loss provision/net charge-offs	110%	104%	109%	125%	108%

[1] All share and share-based amounts reflect the two-for-one stock split effected as a 100% stock dividend on April 12, 2004.

[2] Efficiency ratio excludes intangible amortization, gain (loss) on investment securities & debt extinguishments and special charges/acquisition expenses.

[3] Cash earnings are reconciled to GAAP net income in Table 1.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") primarily reviews the financial condition and results of operations of Community Bank System, Inc. ("the Company") for the past two years, although in some circumstances a period longer than two years is covered in order to comply with Securities and Exchange Commission disclosure requirements or to more fully explain long-term trends. The following discussion and analysis should be read in conjunction with the Selected Consolidated Financial Information on page 28 and the Company's Consolidated Financial Statements and related notes that appear on pages 61 through 83. All references in the discussion to the financial condition and results of operations are to the consolidated position and results of the Company and its subsidiaries taken as a whole.

All financial results reflect the 2001 acquisition of First Liberty in accordance with the pooling of interests method of accounting. Unless otherwise noted, all earnings per share ("EPS") figures disclosed in the MD&A refer to diluted EPS; interest income, net interest income and net interest margin are presented on a fully tax-equivalent ("FTE") basis. The term "this year" and equivalent terms refer to results in calendar year 2005, "last year" and equivalent terms refer to calendar year 2004, and all references to income statement results correspond to full-year activity unless otherwise noted. Lastly, all references to "peer banks" pertain to a group of 89 bank holding companies nationwide having $3 billion to $10 billion in assets and their associated composite financial results for the nine months ending September 30, 2005 (the most recently available disclosure), as provided by the Federal Reserve Board's Division of Banking Supervision and Regulation in the Bank Holding Company Performance Report. All share and share-based amounts reflect the two-for-one stock split effected as a 100% stock dividend on April 12, 2004.

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains certain forward-looking statements with respect to the financial condition, results of operations and business of Community Bank System, Inc. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements are set herein under the caption "Forward-Looking Statements" on page 51.

Critical Accounting Policies

As a result of the complex and dynamic nature of the Company's business, management must exercise judgement in selecting and applying the most appropriate accounting policies for its various areas of operations. The policy decision process not only ensures compliance with the latest generally accepted accounting principles, but also reflects on management's discretion with regard to choosing the most suitable methodology for reporting the Company's financial performance. It is management's opinion that the accounting estimates covering certain aspects of the business have more significance than others due to the relative importance of those areas to overall performance, or the level of subjectivity in the selection process. These estimates affect the reported amounts of assets and liabilities and disclosures of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that the critical accounting estimates include:

- Allowance for loan losses – The allowance for loan losses reflects management's best estimate of probable loan losses in the Company's loan portfolio. Determination of the allowance for loan losses is inherently subjective. It requires significant estimates including the amounts and timing of expected future cash flows on impaired loans and the amount of estimated losses on pools of homogeneous loans which is based on historical loss experience and consideration of current economic trends, all of which may be susceptible to significant change.

- Actuarial assumptions associated with pension, post-retirement and other employee benefit plans – These assumptions include discount rate, rate of future compensation increases and expected return on plan assets. Specific discussion of the assumptions used by management is discussed in Note K on pages 75 through 78.

- Provision for income taxes – The Company is subject to examinations from various taxing authorities. Such examinations may result in challenges to the tax return treatment applied by the Company to specific transactions. Management believes that the assumptions and judgements used to record tax-related assets or liabilities have been appropriate. Should tax laws change or the taxing authorities determine that management's assumptions were inappropriate, an adjustment may be required which could have a material effect on the Company's results of operations.

- Carrying value of goodwill and other intangible assets – The carrying value of goodwill and other intangible assets is based upon discounted cash flow modeling techniques that require management to make estimates regarding the amount and timing of expected future cash flows. It also requires them to select a discount rate that reflects the current return requirements of the market in relation to present risk-free interest rates, required equity market premiums and company-specific risk indicators.

A summary of the accounting policies used by management is disclosed in Note A, Summary of Significant Accounting Policies, starting on page 61.

Executive Summary

The Company's business philosophy is to operate as a community bank with local decision-making, principally in non-metropolitan markets, providing a broad array of banking and financial services to retail, commercial, and municipal customers.

The Company's core operating objectives are: (i) grow the branch network, primarily through a disciplined acquisition strategy, and certain selective de novo expansions, (ii) build high-quality, profitable loan portfolios using both organic and acquisition strategies, (iii) increase the non-interest income component of total revenues through development of banking-related fee income, growth in existing financial services business units, and the acquisition of additional financial services and banking businesses, and (iv) utilize technology to deliver customer-responsive products and services and to reduce operating costs.

Significant factors management reviews to evaluate achievement of the Company's operating objectives and its operating results and financial condition include, but are not limited to: net income and earnings per share, return on assets and equity, net interest margins, non-interest income, operating expenses, asset quality, loan and deposit growth, capital management, performance of individual banking and financial services business units, liquidity and interest rate sensitivity, enhancements to customer products and services, technology enhancements, market share, peer comparisons, and the performance of acquisition and integration activities.

In 2005, the Company reported record earnings as a result of higher non-interest income including securities gains, improved asset quality and organic loan and deposit growth offset by higher operating expenses, including special charges, an increased cost of funds, lower investment income and a higher effective tax rate. Capital levels remained strong with both the Tier 1 leverage ratio and tangible equity ratio improving from 2004. Non-interest income, including securities gains, increased 37% over 2004 as a result of $12 million of gains on the sale of investments, as well as strong growth from banking sources and the Company's employee benefits administration and consulting businesses. Operating expense in the fourth quarter of 2005 included a one-time, $2.9 million charge related to certain early retirement actions.

Asset quality remained strong in 2005, with a reduction in the loan charge-off ratios and consistent delinquency and non-performing loan ratios versus 2004. The Company produced loan growth in the consumer mortgage and consumer installment lending portfolios, while outstanding business lending balances declined. On a geographical basis, the Company's New York markets reported strong growth in consumer mortgage and consumer installment loans, with slight declines in business lending. The Pennsylvania markets reported growth in the consumer installment portfolio with declines in the business lending and mortgage portfolios. Total deposits increased 1.9% over 2004.

Net Income and Profitability

Net income for 2005 was $50.8 million, up $0.6 million or 1.2% from the prior year. Earnings per share of $1.65 in 2005 were 0.6% higher than 2004's results. The growth rate of EPS was below that of net income due to higher weighted average diluted shares outstanding driven by the 2.6 million shares of common stock issued in conjunction with the acquisition of First Heritage in May 2004 and the exercise of options under the employee stock plan. In 2005, the Company made significant progress on its objective of shortening the average life of its investment portfolio, generating a $0.29 per share after-tax gain through the sale of securities that had optimized their total return and interest-rate sensitivity characteristics. The 2005 results were also impacted by a $2.9 million, or $0.07 per share non-recurring charge related to the early retirement of certain executives. Earnings in 2004 included $1.7 million of non-recurring acquisition related expenses.

In addition to the earnings results presented above in accordance with GAAP, the Company provides cash earnings per share, which excludes the after-tax effect of the amortization of intangible assets and the market value adjustments on net assets acquired in mergers. Management believes that this information helps investors understand the effect of acquisition activity in reported results. Cash earnings per share for 2005 were $1.84, up 1.7% from $1.81 for the year ended December 31, 2004.

Net income and earnings per share for 2004 were $50.2 million and $1.64, up 24% and 10.1%, respectively, from 2003 results. The growth rate of EPS was below that of net income due to higher weighted average diluted shares outstanding. The increase in diluted shares was primarily driven by the 2.6 million and 2.3 million shares of common stock issued in conjunction with the acquisition of First Heritage in May 2004 and Grange in November 2003, respectively, an increased level of option grants and exercises, and a higher average common share price (refer to the "Earnings per Share" section of Note A on page 65 for information regarding the impact of share price on diluted shares).

Table 1: Reconciliation of GAAP Net Income To Cash Net Income

	Years Ended December 31,				
(000's omitted)	2005	2004	2003	2002	2001
Net income	$50,805	$50,196	$40,380	$38,517	$19,129
After-tax adjustments:					
Net amortization of market value adjustments on net assets acquired in mergers	655	(126)	72	-	-
Amortization of intangible assets	5,281	5,568	3,869	4,375	4,742
Net income – cash	$56,741	$55,638	$44,321	$42,892	$23,871

Table 2: Condensed Income Statements

	Years Ended December 31,		
(000's omitted, except per share data)	2005	2004	2003
Net interest income	$143,622	$151,043	$131,828
Loan loss provision	8,534	8,750	11,195
Noninterest income	60,846	44,445	35,231
Operating expenses	127,389	119,899	102,711
Income before taxes	68,545	66,839	53,153
Income taxes	17,740	16,643	12,773
Net income	$50,805	$50,196	$40,380
Diluted earnings per share	$ 1.65	$ 1.64	$ 1.49
Diluted earnings per share-cash(1)	$ 1.84	$ 1.81	$ 1.64

(1) Cash earnings are reconciled to GAAP net income in Table 1.

The primary factors explaining 2005 performance are discussed in detail in the remaining sections of this document and are summarized as follows:

- As shown in Table 2 above, net interest income decreased 4.9% or $7.4 million due to a 28 basis point decrease in the net interest margin, partially offset by a $69 million increase in average earning assets. Average loans grew $110 million or 4.9%, primarily due to strong consumer installment growth as well as the addition of First Heritage in May 2004. Average investments decreased $41.0 million or 2.8% in 2005 primarily as a result of the sales made throughout 2005. The growth in earning assets was funded by $103 million or 3.6% higher average deposits. Cash flows from the investment sales were used to pay down external borrowings throughout 2005, resulting in $63 million lower average borrowings in 2005 as compared to 2004.

- The loan loss provision of $8.5 million decreased $0.2 million, or 2.5%, from the prior year level. Net charge-offs of $7.7 million decreased by $0.7 million from 2004, reducing the net charge-off ratio (net charge-offs / total average loans) to 0.33% for the year. Asset quality in 2005 remained stable and favorable as evidenced by consistent standard metrics such as non-performing loans as a percentage of total loans, non-performing assets as a percentage of loans and other real estate owned and delinquent loans (30+ days through non-accruing) as a percentage of total loans. Additional information on trends and policy related to asset quality is provided in the asset quality section on pages 43 through 46.

- Non-interest income for 2005 of $60.8 million increased by $16.4 million or 36.9% from 2004's level, the twelfth consecutive year of growth. Banking services were up 9.1% and accounted for $2.5 million of the improvement, primarily due to the acquisitions in 2004 as well as several revenue enhancement initiatives implemented this year. Financial services revenue was $1.8 million or 10.5% higher, mostly as a result of strong growth at the Company's benefit plan administration and consulting business. Gains on the sale of investment securities increased $12.1 million as the Company took advantage of market conditions to sell certain securities in order to shorten the average length of the portfolio and maximize their expected total return.

- Total operating expenses rose $7.5 million or 6.2% in 2005 to $127.4 million. Excluding special charges/acquisition expenses in both years, 2005 operating expenses rose $6.3 million or 5.3%. A majority of the increase was due to increased personnel expenses associated with the acquisitions in 2004, as well as merit increases and higher costs in employee health and welfare programs. In addition, higher business development costs associated with a more robust marketing strategy were incurred. Net occupancy expenses also increased because of a larger number of facilities due to acquisitions, current and prior year renovations and maintenance, and slightly higher property tax and utility rates. Operating expenses for 2005 include a $2.9 million non-recurring charge related to the early retirement of certain executives.

- The Company's combined effective federal and state income tax rate increased 1.0 percentage points in 2005 to 25.9%, primarily as a result of a higher proportion of income being generated from fully taxable sources (loans and investments).

Selected Profitability and Other Measures

Return on average assets, return on average equity, dividend payout and equity to asset ratios for the years indicated are as follows:

Table 3: Selected Ratios

	2005	2004	2003
Return on average assets	1.19%	1.20%	1.16%
Return on average equity	10.89%	11.39%	11.78%
Dividend payout ratio	43.9%	40.9%	40.2%
Average equity to average assets	10.93%	10.50%	9.87%

As displayed in Table 3 above, the return on average assets decreased slightly in 2005 as compared to 2004, but was above the 2003 level. This was primarily a result of higher expenses due to the special charge taken in the fourth quarter of 2005 related to certain early retirements. Reported return on equity in 2005 was down slightly from 2004's level. This was mainly a result of equity capital increasing at a faster pace than net income due to the impact of the First Heritage acquisition and the enhancement of the Company's capital position through the retention of net profits. Return on equity in 2004 was down slightly from 2003's level. Likewise this was mainly a result of the buildup of equity capital from the retention of net profits in 2004 as well as the common shares issued in conjunction with the acquisitions of First Heritage in May 2004 and Grange in November 2003. The strengthening of the Company's equity capital position over the past two years is reflected in the 43 and 63 basis-point increases in the average equity to average total assets ratios in 2005 and 2004, respectively.

The dividend payout ratio for 2005 was above 2004's level based on reported net income mostly due to the 12.5% and 5.6% increase in the quarterly dividend in the third quarters of 2004 and 2005, respectively.

Net Interest Income

Net interest income is the amount that interest and fees on earning assets (loans and investments) exceeds the cost of funds, primarily interest paid to the Company's depositors and interest on external borrowings. Net interest margin is the difference between the gross yield on earning assets and the cost of interest bearing funds as a percentage of earning assets.

As disclosed in Table 4, net interest income (with non-taxable income converted to a fully tax-equivalent basis) totaled $158.0 million in 2005, down $7.6 million or 4.6% from the prior year. A $7.3 million increase in average interest-bearing liabilities and a 28 basis point decrease in the net interest margin more than offset a $69 million increase in average earning-assets. As reflected in Table 5, the volume changes mentioned above increased net interest income by $3.0 million, while the lower net interest margin had a $10.6 million negative impact.

The net interest margin declined 28 basis points from 4.45% in 2004 to 4.17% in 2005. This decline was primarily attributable to the eight rate hikes (25 basis points each) by the Federal Reserve to the overnight federal funds rates since last December having a greater impact on funding costs (up 35 basis points) than earning-asset yields (up six basis points). The rising short-term market rates resulted in steady increases to rates throughout the year on interest-bearing deposits rates (up 30 basis points) and total external borrowings (up 101 basis points). Conversely, the yield on loans remained relatively stable for the first three quarters of 2005 and increased 25 basis points in the fourth quarter as compared to the third quarter. The yield on investments declined during the year from 6.18% for 2004 to 6.05% for 2005, as a result of the sale of higher yielding securities.

The net interest margin also declined in each of the quarters of 2004, from 4.67% for the first quarter to 4.32% in the fourth quarter. This trend was mostly attributable to the changes in market interest rates during 2004 as well as the Federal Reserve beginning to raise the overnight federal funds rate in June 2004. Falling market rates early in the year allowed the Company to reduce or hold steady rates on interest-bearing deposit accounts in the first three quarters of 2004. The fourth quarter of 2004 saw interest rates on money market and time deposit accounts rise slightly in response to increasing market rates. Similarly, the yield on loans decreased throughout the first three quarters of the year. The decline in loan yields had a greater negative impact on the margin in 2004 ($12.1 million) than the benefit derived from deposit rate reductions ($7.2 million). Yields on investments declined 35 basis points during 2004 from 6.53% to 6.18% as investment purchases were at generally lower rates. Lastly, the average interest rate paid on borrowings decreased 83 basis points from 4.13% for 2003 to 3.30% for 2004.

As shown in Table 4, total interest income increased by $6.2 million or 2.7% in 2005. Table 5 shows that higher average earning assets contributed a positive $4.2 million variance and higher yields contributed $2.0 million. Average loans grew a total of $110 million in 2005, the majority as a result of the addition of $204 million of loans through the acquisition of First Heritage in May 2004 and $5.6 million from the November 2004 acquisition of the Dansville branch as well as organic growth in the consumer installment and consumer mortgage portfolios. Interest and fees on loans increased $10.6 million or 7.7%. The increase was attributable to higher average loan balances (positive $6.8 million) as well as a 17-basis point increase in loan yields (positive $3.8 million) due to the rising rate environment. Average loans grew $379 million in 2004, the majority being the result of the First Heritage acquisition as well as the $186 million of loans acquired in the Peoples and Grange acquisition in late 2003. Interest and fees on loans increased $11.6 million or 9.2% in 2004 as compared to 2003. The increase was attributable to higher average loan balances (positive $23.7 million), partially offset by a 60-basis point drop in loan yields (negative $12.1 million) due to falling capital market rates.

A leveraging strategy was employed beginning in late 2003 through mid-2004, which increased average investment balances by $268.3 million for 2004 versus the year-earlier period. In 2005, the Company decided to sell certain securities and not fully reinvest cash flows from maturing securities in the current flat yield environment, to take advantage of market conditions to shorten the average life of the portfolio, improve its interest-rate sensitivity profile in a rising-rate environment, and maximize the expected total return. As a result, average investments for 2005 decreased $41 million and the expected life-to-maturity of the portfolio was reduced from 5.9 years at December 31, 2004 to 5.3 years at December 31, 2005. Refer to the "Investments" section of the MD&A on pages 49 through 51 for further information.

Investment interest income in 2005 of $85.5 million was $4.4 million or 4.9% lower than the prior year as a result of a smaller portfolio (negative $2.1 million impact) as well as a decrease in the average investment yield from 6.18% to 6.05% (negative $2.3 million impact). The decrease in the yield was principally driven by the sale and maturity of higher-yielding securities. The performance of the investment portfolio in 2005 remained strong despite the interest rate environment. The Company was able to maintain its yields to a great extent primarily because of two important strategies: the addition of a substantial amount of call-protected securities in 2001 and first half of 2002 when rates were higher, and foregoing security purchases in the late-2002 to mid-2003 period as rates were falling significantly. The success of these actions was evident in the Company's 97th percentile ranking within its peer group for tax-equivalent investment yield for the nine months ended September 2005. Investment interest income in 2004 of $89.8 million was $12.5 million or 16% higher than the prior year as a result of a larger portfolio (positive $16.9 million impact), partially offset by a decrease in the average investment yield from 6.53% to 6.18% (negative $4.5 million impact). The decrease in the yield was principally driven by significant declines in market interest rates from early 2001 through mid-2003. Consequently, the Company was unable to replace the run-off of longer-term higher-yielding securities with equivalent-rate investments. The Company also purchased securities in the relatively low-interest rate environment in the second half of 2003 and 2004, which resulted in an overall decline in yields, but offered at attractive net spread due to the low cost of the borrowings used to fund the purchase.

The average earning asset yield grew six basis points to 6.17% in 2005 because of the previously mentioned increase in loan yields, partially offset by the declines in the investment yields. In 2003 the yield on the loan portfolio was 14 basis points higher than the yield on investments. In 2004 investment yields were 11 basis points above those produced by loans. During 2005, changes in market interest rates combined with the strategic investment portfolio actions previously discussed resulted in the yield on the loan portfolio again being higher than the investment portfolio by 19 basis points.

Total average funding (deposits and borrowings) grew by $39.8 million in 2005. Deposits increased $102.9 million, attributable to the acquisitions of First Heritage, Dansville and organic growth. Average external borrowings declined $63.0 million in 2005 as compared to the prior year as cash flows from the securities sales were used to reduce short-term borrowings. In 2004 total average funding increased by $626.5 million, with $310.9 million of the increase coming from deposits, mostly attributable to the acquisitions of First Heritage, Grange and Peoples. External borrowings increased $315.6 in 2004 to fund organic loan growth and investment purchases.

The cost of funding increased throughout 2005 reflective of the eight 25 basis point increases to short-term rates by the Federal Reserve since December of 2004. Interest rates on deposit accounts were raised throughout the year, with increases in almost all product offerings. The primary drivers of the increase in deposit cost of funds were maturing time deposits rolled over at higher interest rates and customers transferring funds from lower rate interest bearing accounts to a new higher yielding money market product. This is demonstrated by the percentage of average deposits that were in time deposit accounts and regular savings dropping from 41.3% and 18.1% in 2004 to 40.9% and 17.1% in 2005, while money market deposits increased from 10.7% in 2004 to 11.7% in 2005. The flattening yield curve also resulted in decreasing the interest rate differential between short and long-term debt.

Total interest expense increased by $13.8 million to $75.6 million in 2005. As shown in Table 5, higher interest rates on deposits and external borrowings resulted in $13.7 million of this increase, while the higher deposit and borrowings balances accounted for just $0.1 million of the increase in interest expense. Interest expense as a percentage of earning assets increased by 33 basis points to 1.99%. The rate on interest bearing deposits increased 30 basis points to 1.79%, due largely to increases in money market and time deposit rates throughout 2005. The rate on external borrowings increased 101 basis points to 4.31% because of the previously mentioned increase in short-term market rates. Total interest expense increased by $2.5 million to $61.8 million in 2004 as compared to 2003. A higher level of deposits and borrowings, partially offset by lower interest rates accounted for the increase. The rate on interest bearing deposits fell 34 basis points to 1.49% and the rate on external borrowings declined 83 basis points to 3.30% in 2004.

The following table sets forth information related to average interest-earning assets and interest-bearing liabilities and their associated yields and rates for the years ended December 31, 2005, 2004 and 2003. Interest income and yields are on a fully tax-equivalent basis using marginal income tax rates of 38.6% in 2005, 38.7% in 2004, and 38.9% in 2003. Average balances are computed by totaling the daily ending balances in a period and dividing by the number of days in that period. Loan yields and amounts earned include loan fees. Average loan balances include non-accrual loans and loans held for sale.

Table 4: Average Balance Sheet

(000's omitted except yields and rates)	Year Ended December 31, 2005			Year Ended December 31, 2004			Year Ended December 31, 2003		
	Average Balance	Interest	Avg. Yield/Rate Paid	Average Balance	Interest	Avg. Yield/Rate Paid	Average Balance	Interest	Avg. Yield/Rate Paid
Interest-earning assets:									
Time deposits in other banks	$935	$31	3.32%	$868	$22	2.53%	$346	$4	1.16%
Taxable investment securities [1]	881,712	49,739	5.64%	940,744	54,205	5.76%	779,107	48,212	6.19%
Non-taxable investment securities [1]	530,639	35,704	6.73%	512,666	35,626	6.95%	406,034	29,149	7.18%
Loans (net of unearned discount)	2,374,893	148,075	6.24%	2,264,857	137,450	6.07%	1,885,604	125,855	6.67%
Total interest-earning assets	3,788,179	233,549	6.17%	3,719,135	227,303	6.11%	3,071,091	203,220	6.62%
Noninterest-earning assets	479,325			477,686			400,598		
Total assets	$4,267,504			$4,196,821			$3,471,689		
Interest-bearing liabilities:									
Interest checking, savings and money market deposits	$1,172,333	8,959	0.76%	$1,128,071	6,368	0.56%	$1,000,238	6,769	0.68%
Time deposits	1,214,719	33,793	2.78%	1,188,625	28,219	2.37%	1,090,511	31,519	2.89%
Short-term borrowings	366,775	11,249	3.07%	442,287	7,242	1.64%	212,512	2,685	1.26%
Long-term borrowings	394,195	21,571	5.47%	381,716	19,923	5.22%	295,880	18,328	6.19%
Total interest-bearing liabilities	3,148,022	75,572	2.40%	3,140,699	61,752	1.97%	2,599,141	59,301	2.28%
Noninterest-bearing liabilities:									
Demand deposits	591,061			558,552			473,568		
Other liabilities	61,845			56,943			56,301		
Shareholders' equity	466,576			440,627			342,679		
Total liabilities and shareholders' equity	$4,267,504			$4,196,821			$3,471,689		
Net interest earnings		$157,977			$165,551			$143,919	
Net interest spread			3.77%			4.14%			4.34%
Net interest margin on interest-earning assets			4.17%			4.45%			4.69%
Fully tax-equivalent adjustment		$14,355			$14,508			$12,091	

[1] Averages for investment securities are based on historical cost and the yields do not give effect to changes in fair value that is reflected as a component of shareholders' equity and deferred taxes.

As discussed above, the change in net interest income (fully tax-equivalent basis) may be analyzed by segregating the volume and rate components of the changes in interest income and interest expense for each underlying category.

Table 5: Rate/Volume

	2005 Compared to 2004			2004 Compared to 2003		
	Increase (Decrease) Due to Change in [1]			Increase (Decrease) Due to Change in [1]		
(000's omitted)	Volume	Rate	Net Change	Volume	Rate	Net Change
Interest earned on:						
Time deposits in other banks	$2	$7	$9	$10	$8	$18
Taxable investment securities	(3,348)	(1,118)	(4,466)	9,485	(3,492)	5,993
Non-taxable investment securities	1,228	(1,150)	78	7,437	(960)	6,477
Loans (net of unearned discount)	6,795	3,830	10,625	23,730	(12,135)	11,595
Total interest-earning assets [2]	4,245	2,001	6,246	40,477	(16,394)	24,083
Interest paid on:						
Interest checking, savings and money market deposits	259	2,332	2,591	803	(1,204)	(401)
Time deposits	632	4,942	5,574	2,666	(5,966)	(3,300)
Short-term borrowings	(1,413)	5,420	4,007	3,578	979	4,557
Long-term borrowings	664	984	1,648	4,774	(3,179)	1,595
Total interest-bearing liabilities [2]	144	13,676	13,820	11,329	(8,878)	2,451
Net interest earnings [2]	3,029	(10,603)	(7,574)	29,139	(7,507)	21,632

[1] The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of change in each.

[2] Changes due to volume and rate are computed from the respective changes in average balances and rates of the totals; they are not a summation of the changes of the components.

Non-interest Income

The Company's sources of non-interest income are of three primary types: general banking services related to loans, deposits and other core customer activities typically provided through the branch network; financial services, comprised of employee benefit plan administration, actuarial and consulting services (BPA-Harbridge), trust services, investment and insurance products (Community Investment Services, Inc. or CISI) and asset management (Elias Asset Management or EAM); and periodic transactions, most often net gains (losses) from the sale of investments and prepayment of term debt.

Table 6: Non-interest Income

	Years Ended December 31,		
(000's omitted)	2005	2004	2003
Deposit service charges and fees	$21,961	$20,342	$18,851
Benefit plan administration, consulting and actuarial fees	11,193	9,158	6,105
Trust, investment and asset management fees	7,307	7,583	6,797
Commissions and other	4,839	4,180	3,054
Electronic banking	2,829	2,585	2,604
Mortgage banking	522	525	518
Subtotal	48,651	44,373	37,929
Gain (loss) on investment securities & debt prepayment	12,195	72	(2,698)
Total noninterest income	$60,846	$44,445	$35,231
Noninterest income/operating income (FTE)	27.8%	21.2%	19.7%

As displayed in Table 6, non-interest income, excluding security gains, increased by 9.6% to $48.7 million, largely as a result of recurring bank fees and growth in benefit plan administration, consulting and actuarial fees. Gain on the sale of investment securities increased $12.1 million as the Company took advantage of market conditions to sell certain securities in order to shorten the average length of the portfolio and maximize their expected total return. Refer to the "Investments" section of the MD&A on pages 49 through 51 for further information. Total non-interest income for 2004 increased by 26.2% over 2003 to $44.4 million, largely as a result of higher bank fees, driven by four bank acquisitions in 2003 and 2004, the acquisition of Harbridge, growth at BPA and CISI, and the absence of debt repayment charges.

Non-interest income as a percent of operating income (FTE basis) was 27.8% in 2005, up 6.6 percentage points from the prior year, an all-time high for the Company. Excluding the gain (loss) on investment securities & debt prepayment, non-interest income as a percent of operating income (FTE basis) was 23.5% in 2005, a 2.4 percentage point increase from 21.1% for 2004. This increase was primarily driven by the aforementioned strong growth in recurring bank fees and benefit plan administration, consulting and actuarial fees and declining net interest income. This ratio is considered an important measure for determining the progress the Company is making on one of its primary long-term strategies, expansion of non-interest income in order to diversify its revenue sources and reduce reliance on net interest margins that may be strongly impacted by general interest rate and other market conditions.

The largest portion of the Company's recurring non-interest income is the wide variety of fees earned from general banking services, which reached $30.2 million in 2005, up 9.1% from the prior year. A large portion of the income growth was attributable to overdraft fees, up $1.2 million (7.8%) over 2004's level, due in large part to the incremental transaction volume generated from the accounts added through the First Heritage and Dansville acquisitions, as well as several revenue enhancement initiatives implemented this year. Commissions and other increased $0.7 million, due to higher New York Bankers Association dividends and transaction fees. In addition, the increase in electronic banking is directly attributable to a concerted effort to increase the penetration of debit cards as well as the introduction of a business debit card program. Fees from general banking services were $27.6 million in 2004, up $2.6 million or 10.4% from 2003 primarily driven by growth in overdraft fees and commissions, a majority derived from the First Heritage and Grange acquisitions.

As disclosed in Table 6, non-interest income from financial services rose $1.8 million or 10.5% in 2005 to $18.5 million. Financial services revenue now comprises 38% of total non-interest income, excluding net gains (losses) on the sale of investment securities and retirement of debt. Revenue growth at BPA-Harbridge (up $2.0 million or 22%) was driven by enhanced service offerings to both new and existing clients, a portion of which relates to new actuarial determinations required by certain state and federal healthcare programs. These two businesses operate collaboratively to offer their clients a full array of employee benefits, recordkeeping and consulting services, on a national basis. BPA-Harbridge revenue of

$9.2 million in 2004 was $3.1 million higher than prior year results, driven by seven more months of revenue from Harbridge, which was acquired at the end of July 2003, a significant number of new plans under administration and growth in the market value of client assets.

Personal trust generated revenue growth of $154,000 (8.3%) in 2005, achieved through new client relationships and the investment of additional assets by established clients. In 2005, CISI and Elias were negatively impacted by the challenging retail investment market conditions. Revenues in 2005 were down $323,000 (17.6%) and $106,000 (2.7%) at Elias and CISI, respectively as compared to 2004. In 2004 CISI and personal trust had positive revenue growth of $568,000 (17%) and $275,000 (18%), respectively, as improving market conditions positively impacted both businesses. In addition, in 2004 CISI experienced an increased volume of annuity sales in response to higher interest rates and additional client relationships developed in the new markets opened up by the Company's acquisitions.

Assets under management and administration at the Company's financial services businesses rose considerably over the last two years reaching $2.5 billion at the end of 2005, compared to $2.2 billion at year-end 2004 and $1.8 billion at year-end 2003. Market-driven gains in equity-based assets were augmented by attraction of new client assets. BPA in particular was very successful at growing its asset base, as demonstrated by a $358 million or 35% increase in its assets under administration during 2005.

Excluding non-recurring retirement charges, the total financial services group contributed $2.9 million (excluding allocation of indirect corporate expense) or 4.1% of the Company's pre-tax income in 2005, reflecting nearly a 15% operating margin. In 2004, financial services' contribution was $2.1 million or 3.1% of total pre-tax income, with a margin of 12%. The higher earnings were the result of new client business at BPA and personal trust. The increase in percentage contribution was primarily due to growth in the financial services businesses in 2005, combined with the decline in net interest income.

There was a total net gain on security transactions of $12.2 million in 2005 as compared to $72,000 in 2004, as the Company took advantage of market conditions to sell certain securities in order to shorten the average length of the portfolio and maximize their expected total return. Securities sold included $173.2 million of U.S. Treasury and Agency securities, $46.1 million of AAA-rated obligations of state and political subdivisions, and $24.4 million of investment grade corporate bonds. The corresponding gains recognized on these sales were $7.0 million, $2.2 million and $3.0 million respectively.

The net gain on security and debt transactions of $72,000 in 2004 compared to a net loss of $2.7 million in 2003. The loss in 2003 was primarily composed of $2.6 million of charges associated with the early retirement of $25 million of longer-term FHLB borrowings that were replaced with lower rate, short-term borrowings, which were expected to provide a long-term earnings benefit as well as reduce interest rate risk. The security and debt gains and losses taken over the last three years are illustrative of the Company's active management of its investment portfolio and external borrowings to achieve a desirable total return through the combination of net interest income, transaction gains/losses and changes in market value across financial market cycles, as well as achieving an appropriate interest-rate sensitivity profile in changing rate environments.

Operating Expenses

As shown in Table 7, operating expenses rose $7.5 million or 6.2% in 2005 to $127.4 million. Excluding special charges/acquisition expenses, operating expenses were up $6.3 million or 5.3% in 2005, primarily attributable to increases in salaries and benefits costs, utility costs and business development expenses. This year's operating expenses as a percent of average assets were 2.99%, up from 2.86% in 2004 and 2.96% in 2003. The increase in this ratio for 2005 was principally due to the reduction in the size of the investment portfolio, the special charge related to certain early retirement actions as well as more active business development and marketing programs. The decrease in this ratio for 2004 was principally due to an investment leverage strategy executed in the first two quarters of 2004 and the acquisitions in late 2003 and the first half of 2004 (Grange and First Heritage), whereby average assets increased significantly (21%), while operating expenses only increased 17%.

The efficiency ratio, a performance measurement tool widely used by banks, is defined by the Company as operating expenses (excluding special charges/acquisition expenses and intangible amortization) divided by operating income (fully tax-equivalent net interest income plus non-interest income, excluding net securities and debt gains and losses). Lower ratios are often correlated to higher efficiency. In 2005 the efficiency ratio increased 4.0 percentage points to 56.8% due to higher operating expenses and a decline in net interest income. The efficiency ratio for 2004 was 0.6 percentage points lower than the 53.4% ratio for 2003 due primarily to increased net investment interest income.

Table 7: Operating Expenses

(000's omitted)	Years Ended December 31, 2005	2004	2003
Salaries and employee benefits	$65,059	$61,146	$53,164
Occupancy and equipment	20,094	18,813	17,125
Data processing and communications	8,240	8,945	8,023
Amortization of intangible assets	7,125	7,414	5,093
Legal and professional fees	4,540	4,566	3,308
Office supplies and postage	4,097	3,970	3,702
Business development and marketing	2,771	2,003	1,545
Foreclosed property	1,312	994	561
Special charges/acquisition expenses	2,943	1,704	498
Other	11,208	10,344	9,692
Total operating expenses	$127,389	$119,899	$102,711
Operating expenses/average assets	2.99%	2.86%	2.96%
Efficiency ratio	56.8%	52.8%	53.4%

Higher personnel expenses accounted for 52% of 2005's increase in operating costs, primarily the result of the First Heritage and Dansville acquisitions in 2004. The remainder of the increase in personnel expense reflects higher benefit costs and merit increases. Personnel expenses in 2004 were up $8.0 million from 2003's level mostly due to the four acquisitions made between July 2003 and May 2004. Total full-time equivalent staff at the end of 2005 was 1,299 compared to 1,301 at December 31, 2004 and 1,259 at then end of 2003.

Medical expenses were up in 2005 due to a general rise in the cost of medical care, administration and insurance, as well as a greater number of insured employees. Qualified and non-qualified pension expenses increased in 2005 principally due to the special charge related to certain early retirement actions and a lower discount rate. In 2004 the qualified and non-qualified pension expense decreased slightly due to a change in the Company's defined benefit pension plan from a standard annuity paid benefit, to a cash balance design, offset by a reduction of the discount rate applied to future payments from 6.1% to 5.9% (increases current expenses in present value terms) and additional obligations for employees added through acquisition and organic growth. The three assumptions that have the largest impact on the calculation of annual pension expense are the aforementioned discount rate, the rate applied to future compensation increases and the expected rate of return on plan assets. See Note K to the financial statements for further information concerning the pension plan.

Total non-personnel expense increased $3.6 million or 6.1% in 2005. Excluding special charges/acquisition expense, non-personal expenses were up $2.3 million or 4.1% from 2004's level. As displayed in Table 7, this was largely caused by higher occupancy and equipment expense (up $1.3 million), business development and marketing (up $0.8 million), foreclosed property (up $0.3 million) and other expenses (up $0.9 million), partially offset by decreases in data processing and communication expense (down $0.7 million) and amortization of intangible assets (down $0.3 million). The increase in occupancy and equipment in 2005 was mainly due to incremental costs from recently acquired facilities, expenses arising from renovations and repairs, the effect of higher rates and severe weather on maintenance and utilities expenses, and the general increase in property taxes in many of the locations we do business in. Business development and marketing costs were up due to a more robust marketing strategy in 2005. The majority of the increase in other expenses relates to higher overdraft charge-offs as a result of higher transaction volume and certain fixed asset write-downs. Data processing and communications costs have decreased due to certain contract renegotiations, the assimilation of the 2004 acquisitions, and other vendor management programs.

Total non-personnel expenses increased $9.2 million or 19% in 2004 from 2003. Excluding acquisition-related expenses, non-personnel expenses were up $8.0 million or 16% from 2003's level. This increase was largely caused by higher occupancy and equipment expense ($1.7 million), legal and professional fees ($1.3 million), data processing and communication expense ($.9 million), amortization of intangible assets ($2.3 million), business development and marketing expense ($0.5 million) and other expenses ($0.7 million). The increase in occupancy and equipment expenses in 2004 was mainly due to incremental costs from recently acquired facilities. The increase in legal and professional fees over the prior year was caused, in most part, by the additional responsibilities associated with complying with new governance and regulatory requirements. Data processing and other expenses were up primarily due to incremental recurring operating expense associated with the five acquisitions completed from July 2003 to December 2004. Intangible amortization in 2004 was up versus the prior year due to the amortization of additional core deposit and customer relationship intangibles arising from the 2003 and 2004 acquisitions.

Special charges/acquisition expenses totaled $2.9 million in 2005, up from $1.7 million in 2004. The 2005 special charge relates to the early retirement of certain long-service executives and includes severance and certain benefit plan enhancements. Acquisition expenses totaled $1.7 million in 2004, up from $498,000 in 2003, comprised of severance and employee benefits of $1.0 million and legal, consulting and system conversion costs of $0.7 million.

Income Taxes

The Company estimates its tax expense based on the amount it expects to owe the respective tax authorities, plus the impact of deferred tax items. Taxes are discussed in more detail in Note I of the Consolidated Financial Statements on page 74. Accrued taxes represent the net estimated amount due or to be received from taxing authorities. In estimating accrued taxes, management assesses the relative merits and risks of the appropriate tax treatment of transactions taking into account statutory, judicial and regulatory guidance in the context of the Company's tax position. If the final resolution of taxes payable differs from its estimates due to regulatory determination or legislative or judicial actions, adjustments to tax expense may be required.

The effective tax rate for 2005 increased by 1.0 percentage point to 25.9%. This increase was primarily due to a larger proportion of income from fully taxable sources versus the prior year period. The effective tax rate for 2004 increased by 0.9 percentage points over 2003 to 24.9%, for similar reasons.

Capital

Shareholders' equity ended 2005 at $457.6 million, down $17.0 million or 3.6% from one year earlier. This decrease reflects treasury share purchases of $25.9 million, a $25.8 million decline in the market value adjustment ("MVA", represents the after-tax, unrealized change in value of available-for-sale securities in the Company's investment portfolio), and common stock dividends declared of $22.3 million. These decreases were partially offset by net income of $50.8 million and $6.1 million from the issuance of shares through employee stock plans. Excluding accumulated other comprehensive income in both 2005 and 2004, capital rose by $8.7 million or 2.0%. Shares outstanding declined by 685,000 during the year, comprised of 0.4 million added through employee stock plans, offset by the purchase of 1.1 million treasury shares.

The Company's ratio of Tier 1 capital to assets (or tier 1 leverage ratio), the basic measure for which regulators have established a 5% minimum for an institution to be considered "well-capitalized," increased 63 basis points in 2005 to 7.57%. This was due to the capital-building contribution from retained earnings (net income less dividends declared) and the decline in average assets, primarily resulting from the sale of certain investments. The tangible equity/tangible assets ratio was 5.92% at the end of 2005 versus 5.82% one year earlier. The Company manages organic and acquired growth in a manner that enables it to continue to build upon its strong capital base, and maintain the Company's ability to take advantage of future strategic growth opportunities.

Cash dividends declared on common stock in 2005 of $22.3 million represented an increase of 8.6% over the prior year. This growth was mostly a result of dividends per share of $0.74 for 2005 increasing from $0.68 in 2004 due to quarterly dividends per share being raised from $0.18 to $0.19 (+5.6%) in the third quarter of 2005 and from $0.16 to $0.18 (+12.5%) in the third quarter of 2004. The increase in dollar amount of dividends declared was partially offset by a slight decrease in the number of shares outstanding during the year, primarily a result of treasury stock purchases in 2005. The dividend payout ratio for this year was 43.9% compared to 40.9% in 2004, and 40.2% in 2003.

Liquidity

Liquidity risk is measured by the Company's ability to raise cash when needed at a reasonable cost and minimize any loss. The Company must be capable of meeting all obligations to its customers at any time and, therefore, the active management of its liquidity position is critical. Given the uncertain nature of our customers' demands as well as the Company's desire to take advantage of earnings enhancement opportunities, the Company must have available adequate sources of on and off-balance sheet funds that can be acquired in time of need. Accordingly, in addition to the liquidity provided by balance sheet cash flows, liquidity must be supplemented with additional sources such as credit lines from correspondent banks, the Federal Home Loan Bank, and Federal Reserve Bank. Other funding alternatives may also be appropriate from time to time, including wholesale and retail repurchase agreements, large certificates of deposit, and brokered CD relationships.

The Company's primary approach to measuring liquidity is known as the Basic Surplus/Deficit model. It is used to calculate liquidity over two time periods: first, the amount of cash that could be made available within 30 days (calculated as liquid assets less short-term liabilities as a percentage of total assets); and second, a projection of subsequent cash availability over an additional 60 days. As of December 31, 2005, this ratio was 15.4% and 15.2% for the respective time periods, excluding the Company's capacity to borrow additional funds from the Federal Home Loan Bank and other sources. There is currently $317 million in additional Federal Home Loan Bank borrowing capacity based on the Company's year-end collateral levels. Additionally, the Company has $11 million in unused capacity at the Federal Reserve Bank and $50 million in unused capacity from unsecured lines of credit with other correspondent banks.

In addition to the 30 and 90-day basic surplus/deficit model, longer-term liquidity over a minimum of five years is measured and a liquidity analysis projecting sources and uses of funds is prepared. To measure longer-term liquidity, a baseline projection of loan and deposit growth for five years is made to reflect how liquidity levels could change over time. This five-year measure reflects ample liquidity for loan growth over the next five years.

Though remote, the possibility of a funding crisis exists at all financial institutions and therefore must be planned for. Management has addressed this issue by formulating a Liquidity Contingency Plan, which has been reviewed and approved by both the Board of Directors and the Company's Asset/Liability Management Committee. The plan addresses those actions the Company would take in response to both a short-term and long-term funding crisis.

A short-term funding crisis would most likely result from a shock to the financial system, either internal or external, which disrupts orderly short-term funding operations. Such a crisis should be temporary in nature and would not involve a change in credit ratings. A long-term funding crisis would most likely be the result of drastic credit deterioration at the Company. Management believes that both circumstances have been fully addressed through detailed action plans and the establishment of trigger points for monitoring such events.

Intangible Assets

Intangible assets at the end of 2005 of $224.9 million decreased $7.6 million from the prior year-end due primarily to $7.1 million of amortization during the year.

Intangible assets consist of goodwill, core deposit value and customer relationships arising from acquisitions. Goodwill represents the excess cost of an acquisition over the fair value of the net assets acquired. Goodwill at December 31, 2005 amounted to $195 million, comprised of $184 million related to banking acquisitions and $11 million arising from the acquisition of financial services businesses. Goodwill is subjected to periodic impairment analysis to determine whether the carrying value of the acquired net assets exceeds their fair value, which would necessitate a write-down of the goodwill. The Company completed its goodwill impairment analyses during 2005 and 2004 and no adjustments were necessary. The impairment analysis was based upon discounted cash flow modeling techniques that require management to make estimates regarding the amount and timing of expected future cash flows. It also requires them to select a discount rate that reflects the current return requirements of the market in relation to present risk-free interest rates, required equity market premiums and company-specific risk indicators. Management believes that there is a low probability of future impairment with regard to the goodwill associated with whole-bank and branch acquisitions. The performance of Elias Asset Management (EAM) weakened subsequent to its acquisition in 2000 as a result of adverse market conditions, however, its performance stabilized in 2004 as market conditions improved. As a result of margin compression and no asset growth, operating revenues continued to decline in 2005. Certain organizational and structural changes were made late in 2005 that will decrease operating expenses going forward. The Company expects these changes will result in improved operating performance for EAM in the future. However, additional declines in EAM's operating results may cause impairment to its recorded goodwill of $7.3 million.

Core deposit intangibles represent the premium the Company has paid for deposits acquired in excess of the cost that would have been incurred had the funds been purchased in the capital markets. Core deposit intangibles are amortized on either an accelerated or straight-line basis over periods ranging from seven to twenty years. The recognition of a customer relationship intangible arose due to the acquisition of Harbridge. This asset was determined based on a methodology that calculates the present value of the projected future revenue derived from the acquired customer base. This asset is being amortized over eleven years on an accelerated basis.

Loans

The Company's loans outstanding, by type, as of December 31 are as follows:

Table 8: Loans Outstanding

(000's omitted)	2005	2004	2003	2002	2001
Consumer mortgage	$815,795	$801,412	$739,593	$510,309	$443,767
Business lending	819,605	831,244	689,436	629,874	643,834
Consumer installment	776,445	725,885	699,562	666,838	645,487
Gross loans	2,411,845	2,358,541	2,128,591	1,807,021	1,733,088
Less: unearned discount	28	48	82	116	218
Net loans	2,411,817	2,358,493	2,128,509	1,806,905	1,732,870
Allowance for loans	(32,581)	(31,778)	(29,095)	(26,331)	(23,901)
Loans, net of allowance for loan losses	$2,379,236	$2,326,715	$2,099,414	$1,780,574	$1,708,969

As disclosed in Table 8 above, gross loans outstanding reached a record level of $2.41 billion as of year-end 2005, up $53.3 million or 2.3% compared to twelve months earlier. The loan growth was produced in the consumer mortgage and installment lines of business, with declines experienced in business lending. Loan growth was attributable to the New York market, with the Pennsylvania market experiencing a net decline in loans outstanding.

The compounded annual growth rate ("CAGR") for the Company's total loan portfolio between 2001 and 2005 was 8.6% comprised of approximately 4% organic growth, with the remainder coming from whole bank and branch acquisitions. The greatest overall expansion occurred in the consumer mortgage segment, which grew at a 16% CAGR (including the impact of acquisitions) over that time frame. The consumer mortgage growth was primarily driven by record mortgage refinancing volumes over the last five years, as well as the acquisition of consumer-oriented banks and branches in that time period. As a consequence, the consumer mortgages segment accounted for 34% of the total loan portfolio at year-end 2005 versus 26% at the end of 2001. Indirect consumer installment loans, largely borrowings originated in automobile, marine and recreational vehicle dealerships experienced a compounded annual growth rate of 13.5% over the last 5 years. Business lending grew at a compounded annual growth rate of 6% from 2001 to 2005.

The weighting of retail lending in the Company's loan portfolio enables it to be highly diversified. Approximately 66% of loans outstanding at the end of 2005 were made to consumers borrowing on an installment and residential mortgage loan basis. The commercial portfolio is also broadly diversified by industry type as demonstrated by the following distributions at year-end 2005: real estate development (19%), healthcare (10%), general services (10%), motor vehicle and parts dealers (8%), construction (6%), agriculture (7%), restaurant & lodging (7%), retail trade (8%), manufacturing (6%) and wholesale trade (5%). A variety of other industries with less than a 3% share of the total portfolio comprise the remaining 14%. Since May 2004, the mix of loans has become more weighted towards business lending due to the high proportion of commercial loans in First Heritage's portfolio.

The consumer mortgage segment of the Company's loan portfolio is comprised of fixed (96%) and adjustable rate (4%) residential lending. Consumer mortgages increased $14.4 million or 1.8% in 2005. During the last several years, record levels of refinancing activity were driven by mortgage rates that were at or near 40-year lows. Consumer mortgage growth slowed in 2005 compared to the past two years, as the pace of refinancing slowed after an extended period of elevated demand in the low-rate environment. The 2005 growth was derived principally from activity in the New York markets.

The combined total of general-purpose business lending, dealer floor plans, mortgages on commercial property, and farm loans is characterized as the Company's business lending activity. The business lending portfolio decreased $11.6 million or 1.4% in 2005. The declines were concentrated in the Pennsylvania market, while the New York market experienced modest growth. Lending efforts in First Liberty's traditional markets continue to be challenged by a modest economic recovery, diminished capital spending levels in the commercial sector, an extremely competitive pricing environment and the Company's dedication to maintaining strong credit quality standards. Management has worked aggressively to address the loan generation challenges in Pennsylvania by adding enhanced management, lending and credit administration resources, and strong business relationships over the last two years via the acquisition of First Heritage in 2004 and Grange in 2003. The enhanced scale and coverage of the Pennsylvania business combined with a commitment to business development efforts, positions the Company to fully take advantage of growth opportunities in this key market as economic conditions continue to improve and increased capital spending leads to expanded borrowing activity in the commercial sector.

Consumer installment loans, both those originated directly (such as personal loans and home equity loans and lines of credit), and indirectly (originated predominantly in automobile, marine and recreational vehicle dealerships), rose $50.6 million or 7.0% from one year ago. Continued moderate interest rates by historical standards, aggressive dealer and manufacturer incentives on new vehicles, and enhanced business development efforts have helped drive strong growth in this segment over the last two years. Consumer installment loans increased in both the New York and Pennsylvania markets during the last twelve months.

The following table shows the maturities and type of interest rates for business and construction loans as of December 31, 2005:

Table 9: Maturity Distribution of Business and Construction Loans [1]

(000's omitted)	Maturing in One Year or Less	Maturing After One but Within Five Years	Maturing After Five Years
Commercial, financial and agricultural	$291,213	$404,514	$109,674
Real estate - construction	14,503	0	0
Total	$305,716	$404,514	$109,674
Fixed or predetermined interest rates	$89,396	$222,822	$42,207
Floating or adjustable interest rates	216,320	181,692	67,467
Total	$305,716	$404,514	$109,674

[1] Scheduled repayments are reported in the maturity category in which the payment is due.

Asset Quality

The following table presents information concerning non-performing assets:

Table 10: Nonperforming Assets

(000's omitted)	2005	2004	2003	2002	2001
Nonaccrual loans	$10,857	$11,798	$11,940	$9,754	$7,186
Accruing loans 90+ days delinquent	1,075	1,158	1,307	1,890	1,914
Restructured loans	1,375	0	28	43	75
Total nonperforming loans	13,307	12,956	13,275	11,687	9,175
Other real estate	1,048	1,645	1,077	704	1,427
Total nonperforming assets	$14,355	$14,601	$14,352	$12,391	$10,602
Allowance for loan losses to total loans	1.35%	1.35%	1.37%	1.46%	1.38%
Allowance for loan losses to nonperforming loans	245%	245%	219%	225%	261%
Nonperforming loans to total loans	0.55%	0.55%	0.62%	0.65%	0.53%
Nonperforming assets to total loans and other real estate	0.59%	0.62%	0.67%	0.69%	0.61%

The Company places a loan on nonaccrual status when the loan becomes ninety days past due or sooner, if management concludes collection of interest is doubtful, except when, in the opinion of management, it is well-collateralized and in the process of collection. As shown in Table 10 above, non-performing loans, defined as non-accruing loans plus accruing loans 90 days or more past due, ended 2005 at $13.3 million, up approximately $0.4 million or 2.7% from one year earlier. The ratio of non-performing loans to total loans remained consistent with the prior year at 0.55%. The ratio of non-performing assets (which includes troubled debt restructuring and other real estate, or OREO, in addition to non-performing loans) to total loans plus OREO decreased to 0.59% at year-end 2005, down three basis points from one-year earlier. The improvement was driven by improvements in the economy, enhanced collection and recovery efforts, and the charge-off and disposition of certain problematic loans over the last two years. Had nonaccrual loans for the year ended December 31, 2005 been current in accordance with their original terms, additional interest income of approximately $1.0 million would have

been recorded. At year-end 2005, the Company was managing 15 OREO properties with a value of $1.0 million as compared to 30 OREO properties at a value of $1.6 million a year earlier.
Total delinquencies, defined as loans 30 days or more past due or in nonaccrual status, finished the current year at 1.46% of total loans outstanding versus 1.45% at the end of 2004. As of year-end 2005, total delinquency ratios for commercial loans, consumer loans, and real estate mortgages were 1.78%, 2.14%, and 0.82%, respectively. These measures were 1.57%, 2.08% and 1.00%, respectively, as of December 31, 2004. Delinquency levels, particularly in the 30 to 89 days category, tend to be somewhat volatile due to their measurement at a point in time, and therefore management believes that it is useful to look at this ratio over a longer period. The total average quarter-end delinquency ratio for 2005 was 1.40% versus 1.52% in 2004.

The changes in the allowance for loan losses for the last five years is as follows:

Table 11: Allowance for Loan Loss Activity

	Years Ended December 31,				
(000's omitted)	2005	2004	2003	2002	2001
Allowance for loan losses at beginning of period	$31,778	$29,095	$26,331	$23,901	$20,035
Charge-offs:					
Business lending	2,639	3,621	5,521	5,071	2,310
Consumer mortgage	522	535	239	221	282
Consumer direct and indirect	8,071	7,624	7,351	6,723	6,070
Total charge-offs	11,232	11,780	13,111	12,015	8,662
Recoveries:					
Business lending	730	871	417	281	313
Consumer mortgage	142	48	78	119	56
Consumer direct and indirect	2,629	2,437	2,353	1,823	1,709
Total recoveries	3,501	3,356	2,848	2,223	2,078
Net charge-offs	7,731	8,424	10,263	9,792	6,584
Provision for loan losses	8,534	8,750	11,195	12,222	7,097
Allowance on acquired loans (1)	0	2,357	1,832	0	3,353
Allowance for loan losses at end of period	$32,581	$31,778	$29,095	$26,331	$23,901
Amount of loans outstanding at end of period	$2,411,817	$2,358,493	$2,128,509	$1,806,905	$1,732,870
Daily average amount of loans (net of unearned discount)	2,374,893	2,264,857	1,885,604	1,759,564	1,580,870
Net charge-offs to average loans outstanding	0.33%	0.37%	0.54%	0.56%	0.42%

(1) This reserve addition is attributable to loans acquired from First Heritage Bank in 2004, Peoples Bankcorp Inc. and Grange National Banc Corp in 2003 and Citizens National Bank of Malone and FleetBoston Financial Corporation in 2001.

As displayed in Table 11 above, total net charge-offs in 2005 were $7.7 million, down $0.7 million from the prior year, principally due to significantly improved results in the business lending portfolio. Net charge-offs in 2004 were $1.8 million below 2003's level, and were again impacted by improved results in the business lending portfolio. A prolonged period of economic weakness from late 2000 through early 2003 impacted the net charge-off levels in both 2002 and 2003, with the greatest impact being realized in the business loan segment.

Due to the significant increase in average loan balances in 2004 and 2003 as a result of the factors mentioned above, management believes that net charge-offs as a percent of average loans ("net charge-off ratio") offers a more meaningful representation of asset quality trends. The net charge-off ratio for 2005 was down 4 basis points from last year to 0.33%. This year's ratio benefited from improved gross charge-off and recovery performance. Gross charge-offs as a percentage of average loans dropped five basis points to 0.47% in 2005. Enhanced recovery efforts were evidenced by recoveries of $3.5 million, representing 30% of average gross charge-offs for the latest two years, compared to 27% in 2004.

Business loan net charge-offs decreased in 2005, totaling $1.9 million or 0.23% of average business loans outstanding versus $2.8 million and 0.35% in 2004. The primary reason for the decreased net charge-off ratio for business loans was generally improved economic conditions in the markets served by the Company, as well as the charge-off of a number of business loans in 2004 that had been identified as weak and had been specifically reserved for in previous periods. Consumer

installment loan net charge-offs increased slightly to $5.4 million this year from $5.2 million in 2004, but the net charge-off ratio remained consistent at 0.73% due to larger average balances. Consumer mortgage net charge-offs declined $0.1 million to $0.4 million. The net charge-off ratio declined one basis point to 0.05%.
All the primary asset quality metrics deteriorated in 2002 and these conditions continued into 2003, in comparison to the 2001 period. This was principally due to the weakened economic conditions in the Company's markets, and was manifested most strongly in the business loan portfolio. Based on almost all measurements, the asset quality profile of the Company began to improve in 2003 in conjunction with gradually improving economic conditions and strengthened credit administration and loan review resources. Significant changes and enhancements were made to lending and credit administration functions in 2003 and have continued through 2005. These improvements contributed significantly to the positive credit management performance in 2005.

Management continually evaluates the credit quality of the Company's loan portfolio and conducts a formal review of the allowance for loan loss adequacy on a quarterly basis. The two primary components of the loan review process that are used to determine proper allowance levels are specific and general loan loss allocations.

Measurement of specific loan loss allocations is typically based on expected future cash flows, collateral values and other factors that may impact the borrower's ability to pay. Impaired loans greater than $0.5 million are evaluated for specific loan loss allocations, as defined in SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended. Consumer mortgages and consumer direct and indirect loans are considered smaller balance homogeneous loans and are evaluated collectively. The Company considers a loan to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts according to the contractual terms of the loan agreement or the loan is delinquent 90 days or more.

The second component of the allowance establishment process, general loan loss allocations, is composed of two calculations that are computed on the four main loan segments: commercial, consumer direct, consumer indirect and residential real estate. The first calculation determines an allowance level based on the latest three years of historical net charge-off data for each loan category (commercial loans exclude balances with specific loan loss allocations). The second calculation is qualitative and takes into consideration five major factors affecting the level of loan loss risk: portfolio risk migration patterns (internal credit quality trends); the growth of the segments of the loan portfolio; economic and business environment trends in the Company's markets (includes review of bankruptcy, unemployment, population, consumer spending and regulatory trends); industry, geographical and product concentrations in the portfolio; and the perceived effectiveness of managerial resources and lending practices and policies. These two allowance calculations are added together to determine the general loan loss allocation. The allowance levels computed from the specific and general loan loss allocation methods are combined to derive the necessary allowance for loan loss to be reflected on the Consolidated Statement of Condition.

The loan loss provision is calculated by subtracting the previous period allowance for loan loss, net of the interim period net charge-offs, from the current required allowance level. This provision is then recorded as an expense in the income statement for that period.

Members of senior management and the loan committee of the Board of Directors review the adequacy of the allowance for loan loss quarterly. Management is committed to continually improving the credit assessment and risk management capabilities of the Company and has dedicated the resources necessary to ensure advancement in this critical area of operations.

The allowance for loan loss was increased to $32.6 million at year-end 2005 from $31.8 million at the end of 2004. The $0.8 million increase was primarily due to $53 million more in loans outstanding, while the Company's asset quality profile remained favorable. The ratio of the allowance for loan loss to total loans was consistent at 1.35% for year-end 2005 and 2004. Management believes the year-end 2005 allowance for loan losses to be adequate in light of the probable losses inherent in the Company's loan portfolio.

The loan loss provision decreased by $0.2 million or 2.5% in 2005 as a result of management's assessment of the probable losses in the loan portfolio, and the reduced level of charge-offs in 2005, as discussed above. The loan loss provision as a percentage of average loans decreased from 0.39% in 2004 to 0.36% this year in most part due to the stable and favorable asset quality trends. The loan loss provision covered net charge-offs by 110% this year versus 104% in 2004, reflective of the reduced level of charge-offs this year.

The net charge-off ratio in 2005 was more consistent with the ratios of the 1999 to 2001 period. As previously noted, there was a strong correlation between the increased level of net charge-offs in 2002 and 2003 and the performance of the overall economy. The Company's net charge-off ratio was also above 50 basis points during the 1990 to 1992 period, when the ratio fluctuated between 51 and 59 basis points. Not surprisingly, similar to the period from mid-2001 through late 2003, that time frame included a recession and the first stage of an economic recovery. The net charge-off ratio dropped significantly in the years immediately following that period. In 2004 and 2005, the Company realized the benefits of one of management's primary goals, which was to steadily bring the net charge-off ratio back to a range that was consistent with historical performance.

The following table shows management's allocation of the allowance for loan losses by loan type as of December 31:

Table 12: Allowance for Loan Losses by Loan Type

	2005		2004		2003		2002		2001	
(000's omitted)	Allowance	Loan Mix	Allowance	Loan Mix	Allowance	Loan Mix	Allowance	Loan Mix	Allowance	Loan Mix
Consumer mortgage	$2,991	33.8%	$1,810	34.0%	$1,724	34.7%	$479	28.2%	$406	25.6%
Business lending	15,917	34.0%	16,439	35.2%	15,549	32.4%	16,765	34.9%	14,417	37.2%
Consumer direct and indirect	12,005	32.2%	11,487	30.8%	11,112	32.9%	8,978	36.9%	8,970	37.2%
Unallocated	1,668		2,042		710		109		108	
Total	$32,581	100.0%	$31,778	100.0%	$29,095	100.0%	$26,331	100.0%	$23,901	100.0%

As demonstrated in Table 12 above and discussed previously, the risk inherit in the consumer mortgage portfolio is much lower than that of the other segments of the loan portfolio. The risk differential is illustrated by the average net charge-off ratio of 0.05% over the last three years for consumer mortgages compared to the 0.58% average for the rest of the portfolio over the same time frame. This is manifested in the comparatively small $3.0 million allowance attributable to consumer mortgages, representing only 0.4% of the their ending balance versus 1.8% for the remaining portion of the loan portfolio. The unallocated portion of the allowance for loan losses was 5.1% of the total recorded allowance at December 31, 2005 as compared to 6.4% at December 31, 2004.

Funding Sources

The Company utilizes a variety of funding sources to support the earning asset base as well as to achieve targeted growth objectives. Overall funding is comprised of three primary sources that possess a variety of maturity, stability, and price characteristics: deposits of individuals, partnerships and corporations (IPC deposits); collateralized municipal deposits (public funds); and external borrowings.

The average daily amount of deposits and the average rate paid on each of the following deposit categories are summarized below for the years indicated:

Table 13: Average Deposits

	2005		2004		2003	
(000's omitted, except rates)	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
Noninterest-bearing demand deposits	$591,061	0.00%	$558,552	0.00%	$473,568	0.00%
Interest-bearing demand deposits	315,699	0.25%	300,377	0.24%	274,688	0.24%
Regular savings deposits	508,423	0.67%	521,582	0.66%	430,263	0.80%
Money market deposits	348,211	1.37%	306,112	0.72%	295,287	0.89%
Time deposits	1,214,719	2.78%	1,188,625	2.37%	1,090,511	2.89%
Total deposits	$2,978,113	1.44%	$2,875,248	1.20%	$2,564,317	1.49%

As displayed in Table 13 above, total average deposits for 2005 equaled $2.98 billion, up $103 million or 3.6% from the prior year. This increase was principally the result of deposits obtained through the First Heritage and Dansville acquisitions in the second and fourth quarter of 2004, respectively. Average deposits in 2004 were up $311 million or 12.1% from 2003. This increase was principally the result of deposits obtained through the First Heritage acquisition in 2004 and the Grange and Peoples acquisitions in late 2003.

The Company's funding composition continues to benefit from a high level of IPC deposits, which reached an all-time high in 2005 with an average balance of $2.780 billion, an increase of $88 million or 3.3% over the comparable 2004 period. This was largely due to the $210 million and $31 million in IPC deposits added in conjunction with the acquisition of First Heritage in May 2004 and Dansville in December 2004, respectively. IPC deposits are frequently considered to be a bank's most attractive source of funding because they are generally stable, do not need to be collateralized, have a relatively low cost, and provide a strong customer base for which a variety of loan, deposit and other financial service-related products can be sold.

Full-year average deposits of local municipalities rose $14.8 million or 8.1% during 2005, with the First Heritage and Dansville acquisitions accounting for $2.0 million of the increase. The Company is required to collateralize all local government deposits with marketable securities from its investment portfolio. Because of this stipulation, management considers this source of funding to be similar to external borrowings. As such, the Company generally prices these deposits consistent with alternative external borrowing rates.

The mix of average deposits in 2005 changed slightly in comparison to 2004. The weightings of noninterest bearing demand deposit and money market balances increased from their 2004 levels, while interest checking, savings and time deposit weightings decreased. This change in deposit mix may have reflected customers' expectations for rising rates and consequently their unwillingness to be locked into rates and products for extended periods of time. New product introductions, proactive marketing and increased yields on money markets accounts throughout the year resulted in the average balance for money market accounts increasing from 10.7% of the total deposits to 11.7% of total deposits. Recently, as interest rates have risen, time deposits have attracted more funds. This shift in mix, combined with increasing interest rates on money market and time deposit accounts increased the cost of interest bearing deposits from 1.49% in 2004 to 1.79% in 2005.

The remaining maturities of time deposits in amounts of $100,000 or more outstanding as of December 31 are as follows:

Table 14: Time Deposit > $100,000 Maturities

(000's omitted)	2005	2004
Less than three months	$104,029	$69,239
Three months to six months	36,538	32,163
Six months to one year	70,482	41,768
Over one year	37,190	36,364
Total	$248,239	$179,534

External borrowings are defined as funding sources available on a national market basis, generally requiring some form of collateralization. Borrowing sources for the Company include the Federal Home Loan Bank of New York and Federal Reserve Bank of New York, as well as access to the repurchase market through established relationships with primary market security dealers. The Company also had approximately $80 million in fixed and floating-rate subordinated debt outstanding at the end of 2005 that is held by unconsolidated subsidiary trusts. External borrowings averaged $761 million or 20% of total funding sources for all of 2005 as compared to $824 million or 22% of total funding sources for 2004. As shown in Table 15 below, at year-end 2005, $191 million or 29% of external borrowings had remaining terms of one year or less, down considerably from $649 million and 71% at the end of 2004. This change in external funding mix is the result of not fully reinvesting the cash flows from the sales and maturities of investments in the current flat yield curve environment, and instead using the funds to pay off short-term borrowings.

As displayed in Table 4 on page 35, the overall mix of funding has shifted in 2005. The percentage of funding derived from deposits increased to 80% in 2005 from 78% in 2004 and down from 83% in 2003. FHLB borrowings decreased during the year as cash flows from the sale and maturity of investments were used to reduce short-term borrowings. Additionally, the Company took advantage of the low point in the yield curve in 2005 and converted $190 million of FHLB short term borrowings to long term instruments with two or three year convertible features.

The following table summarizes the outstanding balance of short-term borrowings of the Company as of December 31:

Table 15: Short-term Borrowings

(000's omitted, except rates)	2005	2004	2003
Federal funds purchased	$36,300	$13,200	$36,300
Term borrowings at banks			
90 days or less	55,000	465,000	361,000
Over 90 days	100,000	171,000	0
Commercial loans sold with recourse	190	74	0
Capital lease obligations	0	0	96
Balance at end of period	$191,490	$649,274	$397,396
Daily average during the year	$366,775	$442,287	$212,512
Maximum month-end balance	$552,500	$649,274	$397,396
Weighted average rate during the year	3.07%	1.64%	1.26%
Year-end average rate	3.67%	2.51%	1.28%

The following table shows the maturities of various contractual obligations as of December 31, 2005:

Table 16: Maturities of Contractual Obligations

(000's omitted)	Maturing Within One Year or Less	Maturing After One Year but Within Three Years	Maturing After Three Years but Within Five Years	Maturing After Five Years	Total
Federal funds purchased	$36,300	$0	$0	$0	$36,300
Federal Home Loan Bank advances	155,000	15,000	175,000	190,000	535,000
Subordinated debt held by unconsolidated subsidiary trusts	0	0	0	80,502	80,502
Commercial loans sold with recourse	190	293	354	451	1,288
Purchase obligations	585	0	0	0	585
Operating leases	2,203	3,509	2,138	3,268	11,118
Total	$194,278	$18,802	$177,492	$274,221	$664,793

Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to customers, generally having fixed expiration dates or other termination clauses that may require payment of a fee. These commitments consist principally of unused commercial and consumer credit lines. Standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of an underlying contract with a third party. The credit risks associated with commitments to extend credit and standby letters of credit are essentially the same as that involved with extending loans to customers and are subject to normal credit policies. Collateral may be obtained based on management's assessment of the customer's creditworthiness. The fair value of these commitments is immaterial for disclosure in accordance with FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others".

The contract amount of these off-balance sheet financial instruments as of December 31 is as follows:

Table 17: Off-Balance Sheet Financial Instruments

(000's omitted)	2005	2004
Commitments to extend credit	$434,640	$429,751
Standby letters of credit	25,638	22,948
Total	$460,278	$452,699

Investments

The objective of the Company's investment portfolio is to hold low-risk, high-quality earning assets that provide favorable returns and provide another effective tool to actively manage its asset/liability position to maximize future net interest income opportunities. This must be accomplished within the following constraints: (a) implementing certain interest rate risk management strategies which achieve a relatively stable level of net interest income; (b) providing both the regulatory and operational liquidity necessary to conduct day-to-day business activities; (c) considering investment risk-weights as determined by the regulatory risk-based capital guidelines; and (d) generating a favorable return without undue compromise of the other requirements.

The Company executed a number of sales strategies during 2005, with a focus on maximizing the total return performance of the portfolio. During 2005 sales of U.S. Treasury and Agency securities, AAA rated obligations of state and political subdivisions, and investment grade corporate bonds were $173.2 million, $46.1 million and $24.4 million, respectively. The corresponding pre-tax gains on investment securities recognized on these sales were $7.0 million, $2.2 million and $3.0 million, respectively. All proceeds from these sales were used to repay short-term borrowings from the Federal Home Loan Bank of New York.

As displayed in Table 18 below, the book value of the Company's investment portfolio decreased $239 million or 16% during the year to $1.289 billion. Investment sales and limited new investment opportunities in the current flat yield curve environment were the primary reasons for this decline in balance. As of December 31, 2005, the expected life-to-maturity of the portfolio was 5.3 years versus 5.9 years as of December 31, 2004. Average investment balances (book value basis) for 2005 decreased $41 million or 2.8% versus the prior year.

Investment interest income in 2005 was $4.1 million or 5.5% lower than the prior year as a result of the lower average balances in the portfolio as well as a 13-basis point decrease in the average investment yield from 6.18% to 6.05%. This decline in the yield was primarily due to the maturity and sales of securities from the portfolio that had been purchased in higher interest rate environments of previous periods. It is expected that the portfolio yield will continue to decline given the relatively low longer-term rates prevalent in the current market.

The investment portfolio has limited credit risk due to the composition continuing to heavily favor U.S. Agency debentures, U.S. Agency mortgage-backed pass-throughs, U.S. Agency CMOs and municipal bonds insured by third parties. As of year-end 2005, these four AAA-rated (highest possible rating) security types accounted for 96% of the portfolio's total book value, excluding Federal Home Loan Bank stock and Federal Reserve Bank stock. These four security types comprised 97% of total investments as of December 31, 2004.

Eighty-nine percent of the investment portfolio was classified as available-for-sale at year-end 2005 versus ninety one percent at the end of 2004. The net pre-tax market value gain over book value for the available-for-sale portfolio as of December 31, 2005 was $13.7 million, down $42.1 million from one year earlier. This decline reflects the sales and maturities of securities, as well as increasing market interest rates during the intervening period.

The following table sets forth the amortized cost and market value for the Company's investment securities portfolio:

Table 18: Investment Securities

	2005		2004		2003	
(000's omitted)	Amortized Cost/Book Value	Fair Value	Amortized Cost/Book Value	Fair Value	Amortized Cost/Book Value	Fair Value
Held-to-Maturity Portfolio:						
U.S. treasury and agency securities	$127,345	$124,326	$127,490	$125,906	$127,635	$125,003
Obligations of state and political subdivisions	5,709	5,735	6,576	6,694	7,459	7,677
Other securities	9,451	9,451	3,578	3,578	3,558	3,558
Total held-to-maturity portfolio	142,505	139,512	137,644	136,178	138,652	136,238
Available-for-Sale Portfolio:						
U.S. treasury and agency securities	420,062	420,808	630,058	650,767	456,913	479,454
Obligations of state and political subdivisions	519,634	532,681	545,698	573,551	443,930	470,210
Corporate debt securities	35,744	35,559	40,443	43,898	27,712	30,251
Collateralized mortgage obligations	78,710	78,468	70,986	72,444	89,566	93,552
Mortgage-backed securities	53,019	53,363	50,347	52,664	76,628	80,177
Subtotal	1,107,169	1,120,879	1,337,532	1,393,324	1,094,749	1,153,644
Equity securities [1]	29,841	29,841	43,515	43,515	29,185	29,185
Federal Reserve Bank common stock	9,865	9,865	9,856	9,856	8,053	8,053
Total available-for-sale portfolio	1,146,875	1,160,585	1,390,903	1,446,695	1,131,987	1,190,882
Net unrealized gain on available-for-sale portfolio	13,710	0	55,792	0	58,895	0
Total	$1,303,090	$1,300,097	$1,584,339	$1,582,873	$1,329,534	$1,327,120

[1] Includes $28,791, $42,480 and $28,365 of FHLB common stock at December 31, 2005, 2004, and 2003, respectively.

The following table sets forth as of December 31, 2005, the maturities of investment securities and the weighted-average yields of such securities, which have been calculated on the cost basis, weighted for scheduled maturity of each security, and adjusted to a fully tax-equivalent basis:

Table 19: Maturities of Investment Securities

(000's omitted, except rates)	Maturing Within One Year or Less	Maturing After One Year but Within Five Years	Maturing After Five Years but Within Ten Years	Maturing After Ten Years	Total Amortized Cost/Book Value
Held-to-Maturity Portfolio:					
U.S. treasury and agency securities	$0	$0	$112,345	$15,000	$127,345
Obligations of state and political subdivisions	4,193	1,386	130	0	5,709
Other securities	0	0	61	9,390	9,451
Total held-to-maturity portfolio	$4,193	$1,386	$112,536	$24,390	$142,505
Weighted Average Yield for Year [1]	4.90%	6.39%	5.02%	5.60%	5.13%
Available-for-Sale Portfolio:					
U.S. treasury and agency securities	$0	$43,981	$280,117	$95,964	$420,062
Obligations of state and political subdivisions	40	77,253	241,936	200,405	519,634
Corporate debt securities	0	9,979	25,765	0	35,744
Collateralized mortgage obligations [2]	2	944	27,205	50,559	78,710
Mortgage-backed securities [2]	78	1,388	8,174	43,379	53,019
Total available-for-sale portfolio	$120	$133,545	$583,197	$390,307	$1,107,169
Weighted Average Yield for Year [1]	7.89%	5.45%	5.61%	6.18%	5.79%

(1) Weighted average yields on the tax-exempt obligations have been computed on a fully tax equivalent basis assuming a marginal federal tax rate of 35.0%. These yields are an arithmetic computation of accrued income divided by average balance; they may differ from the yield to maturity, which considers the time value of money.

(2) Mortgage-backed securities and collateralized mortgage obligations are listed based on the contractual maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without penalties.

Impact of Inflation and Changing Prices

The Company's financial statements have been prepared in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effect of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Notwithstanding this, inflation can directly affect the value of loan collateral, in particular real estate.

New Accounting Pronouncements

See *"New Accounting Pronouncements"* Section of Note A of the notes to the consolidated financial statements on page 66 for additional accounting pronouncements.

Forward-Looking Statements

This document contains comments or information that constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995), which involve significant risks and uncertainties. Actual results may differ materially from the results discussed in the forward-looking statements. Moreover, the Company's plans, objectives and intentions are subject to change based on various factors (some of which are beyond the Company's control). Factors that could cause actual results to differ from those discussed in the forward-looking statements include: (1) risks related to credit quality, interest rate sensitivity and liquidity; (2) the strength of the U.S. economy in general and the strength of the local economies where the Company conducts its business; (3) the effect of, and changes in, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (4) inflation, interest rate, market and monetary fluctuations; (5) the timely development of new products and services and customer perception of the overall value thereof (including features, pricing and quality) compared to competing products and services; (6) changes in consumer spending, borrowing and savings habits; (7) technological changes; (8) any acquisitions or mergers that might be considered or consumated by the Company and the costs and factors associated therewith; (9) the ability to maintain and increase market share and control expenses; (10) the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) and accounting principles generally accepted in the United States; (11) changes in the Company's organization, compensation and benefit plans and in the availability of, and compensation levels for, employees in its geographic markets; (12) the costs and effects of litigation and of any adverse outcome in such litigation; (13) other risk factors outlined in the Company's filings with the Securities and Exchange Commission from time to time; and (14) the success of the Company at managing the risks of the foregoing.

The foregoing list of important factors is not exclusive. Such forward-looking statements speak only as of the date on which they are made and the Company does not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect events or circumstances after the date on which such statement is made. If the Company does update or correct one or more forward-looking statements, investors and others should not conclude that the Company will make additional updates or corrections with respect thereto or with respect to other forward-looking statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market Risk

Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates, prices or credit risk. Credit risk associated with the Company's loan portfolio has been previously discussed in the asset quality section of Management's Discussion and Analysis of Financial Condition and Results of Operations. Although more than a third of the securities portfolio at year-end 2005 was invested in municipal bonds, management believes that the tax risk of the Company's municipal investments associated with potential future changes in statutory, judicial and regulatory actions is minimal. The Company also believes that it has an insignificant amount of credit risk in its investment portfolio because essentially all of the fixed-income securities in the portfolio are AAA-rated (highest possible rating). The Company does not have any material foreign currency exchange rate risk exposure. Therefore, almost all the market risk in the investment portfolio is related to interest rates.

The ongoing monitoring and management of both interest rate risk and liquidity, in the short and long term time horizons is an important component of the Company's asset/liability management process, which is governed by limits established in the policies reviewed and approved annually by the Board of Directors. The Board of Directors delegates responsibility for carrying out the policies to the Asset/Liability Committee (ALCO), which meets each month. The committee is made up of the Company's senior management as well as regional and line-of-business managers who oversee specific earning asset classes and various funding sources.

Asset/Liability Management

The primary objective of the Company's asset/liability management process is to maximize earnings and return on capital within acceptable levels of risk. As the Company does not believe it is possible to reliably predict future interest rate movements, it has maintained an appropriate process and set of measurement tools that enable it to identify and quantify sources of interest rate risk in varying rate environments. The primary tools used by the Company in managing interest rate risk are the income simulation model and economic value of equity modeling.

Interest Rate Risk

Interest rate risk (IRR) can result from the timing differences in the maturity/repricing of an institution's assets, liabilities, and off-balance sheet contracts; the effect of embedded options, such as loan prepayments, interest rate caps/floors, and deposit withdrawals; and differences in the behavior of lending and funding rates, sometimes referred to as basis risk; an example of basis risk would occur if floating rate assets and liabilities, with otherwise identical repricing characteristics, were based on market indexes that were imperfectly correlated.

Given the potential types and differing related characteristics of IRR, it is important that the Company maintain an appropriate process and set of measurement tools that enable it to identify and quantify its primary sources of IRR. The Company also recognizes that effective management of IRR includes an understanding of when potential adverse changes in interest rates will flow through the income statement. Accordingly, the Company will manage its position so that it monitors its exposure to net interest income over both a one year planning horizon and a longer-term strategic horizon.

It is the Company's objective to manage its exposure to interest rate risk, bearing in mind that it will always be in the business of taking on rate risk and that rate risk immunization is not possible. Also, it is recognized that as exposure to interest rate risk is reduced, so too may net interest margin be reduced.

Income Simulation

Income simulation is tested on a wide variety of balance sheet and treasury yield curve scenarios. The simulation projects changes in net interest income caused by the effect of changes in interest rates. The model requires management to make assumptions about how the balance sheet is likely to evolve through time in different interest rate environments. Loan and deposit growth rate assumptions are derived from management's outlook, as are the assumptions used for new loan yields and deposit rates. Loan prepayment speeds are based on a combination of current industry averages and internal historical prepayments. Balance sheet and yield curve assumptions are analyzed and reviewed by the ALCO Committee regularly.

The following table reflects the Company's one-year net interest income sensitivity, using December 31, 2005 asset and liability levels as a starting point.

The prime rate and federal funds rates are assumed to move up 200 basis points and down 100 basis points over a 12-month period while the treasury curve shifts to spreads over federal funds that are more consistent with historical norms. Deposit rates are assumed to move in a manner that reflects the historical relationship between deposit rate movement and changes in the federal funds rate, generally reflecting 10%-65% of the movement of the federal funds rate.

Cash flows are based on contractual maturity, optionality and amortization schedules along with applicable prepayments derived from internal historical data and external sources.

Net Interest Income Sensitivity Model

	Calculated increase (decrease) in Projected Net Interest Income at December 31	
Changes in Interest Rates	2005	2004
+200 basis points	$330,000	($4,300,000)
-100 basis points	($535,000)	($1,200,000)

In the 2005 model, the modeled NII in a falling rate environment is less favorable than if rates were to rise due to a faster reaction of assets repricing than liabilities. The rising rate environment reflects an increase in net interest income (NII) from a flat rate environment largely due fewer short-term capital market borrowings repricing. Over a longer time period the growth in NII improves even more significantly in a rising rate environment as lower yielding earning assets mature and are replaced at higher rates.

The analysis does not represent a Company forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions: the nature and timing of interest rate levels (including yield curve shape), prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cash flows, and other factors. While the assumptions are developed based upon current economic and local market conditions, the Company cannot make any assurances as to the predictive nature of these assumptions, including how customer preferences or competitor influences might change. Furthermore, the sensitivity analysis does not reflect actions that ALCO might take in responding to or anticipating changes in interest rates.

Management uses a "value of equity" model to supplement the modeling technique described above. Those supplemental analyses are based on discounted cash flows associated with on and off-balance sheet financial instruments. Such analyses are modeled to reflect changes in interest rates and shifts in the maturity curve of interest rates and provide management with a long-term interest rate risk metric.

Item 8. Financial Statements and Supplementary Data

The following consolidated financial statements and independent auditor's reports of Community Bank System, Inc. are contained on pages 56 through 85 of this item.

- Consolidated Statements of Condition,
  December 31, 2005 and 2004
- Consolidated Statements of Income,
  Years ended December 31, 2005, 2004, and 2003
- Consolidated Statements of Changes in Shareholders' Equity,
  Years ended December 31, 2005, 2004, and 2003
- Consolidated Statements of Comprehensive Income,
  Years ended December 31, 2005, 2004, and 2003
- Consolidated Statements of Cash Flows,
  Years ended December 31, 2005, 2004, and 2003
- Notes to Consolidated Financial Statements,
  December 31, 2005
- Management's Report on Internal Control over Financial Reporting
- Report of Independent Registered Public Accounting Firm

Quarterly Selected Data (Unaudited) for 2005 and 2004 are contained on page 86.

COMMUNITY BANK SYSTEM, INC.
CONSOLIDATED STATEMENTS OF CONDITION
(In Thousands, Except Share Data)

	December 31,	
	2005	2004
Assets:		
Cash and cash equivalents	$114,606	$118,345
Available-for-sale investment securities	1,160,585	1,446,695
Held-to-maturity investment securities	142,505	137,644
Total investment securities (fair value of $1,300,097 and $1,582,873, respectively)	1,303,090	1,584,339
Loans	2,411,817	2,358,493
Allowance for loan losses	(32,581)	(31,778)
Net loans	2,379,236	2,326,715
Core deposit intangibles, net	28,147	35,351
Goodwill	195,195	195,163
Other intangibles, net	1,536	1,986
Intangible assets, net	224,878	232,500
Premises and equipment, net	65,175	63,510
Accrued interest receivable	25,216	27,947
Other assets	40,533	40,475
Total assets	$4,152,734	$4,393,831
Liabilities:		
Non-interest bearing deposits	$607,285	$567,106
Interest bearing deposits	2,377,483	2,361,872
Total deposits	2,984,768	2,928,978
Federal funds purchased	36,300	13,200
Borrowings	536,288	826,865
Subordinated debt held by unconsolidated subsidiary trusts	80,502	80,446
Accrued interest and other liabilities	57,281	69,714
Total liabilities	3,695,139	3,919,203
Commitments and contingencies (See Note N)		
Shareholders' equity:		
Preferred stock $1.00 par value, 500,000 shares authorized, 0 shares issued	-	-
Common stock, $1.00 par value, 50,000,000 shares authorized; 32,450,563 and 32,041,591 shares issued in 2005 and 2004, respectively	32,451	32,042
Additional paid-in capital	196,312	190,769
Retained earnings	276,809	248,295
Accumulated other comprehensive income	8,420	34,200
Treasury stock, at cost (2,493,711 and 1,400,000 shares, respectively)	(56,074)	(30,199)
Employee stock plan – unearned	(323)	(479)
Total shareholders' equity	457,595	474,628
Total liabilities and shareholders' equity	$4,152,734	$4,393,831

The accompanying notes are an integral part of the consolidated financial statements.

COMMUNITY BANK SYSTEM, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Per-Share Data)

	Years Ended December 31,		
	2005	2004	2003
Interest income:			
Interest and fees on loans	$147,608	$137,077	$125,256
Interest and dividends on taxable investments	48,293	52,744	47,047
Interest and dividends on non-taxable investments	23,293	22,974	18,826
Total interest income	219,194	212,795	191,129
Interest expense:			
Interest on deposits	42,752	34,587	38,288
Interest on short-term borrowings	11,249	7,242	2,685
Interest on subordinated debt held by unconsolidated subsidiary trusts	6,676	5,750	5,632
Interest on long-term borrowings	14,895	14,173	12,696
Total interest expense	75,572	61,752	59,301
Net interest income	143,622	151,043	131,828
Less: provision for loan losses	8,534	8,750	11,195
Net interest income after provision for loan losses	135,088	142,293	120,633
Non-interest income:			
Deposit service fees	27,358	25,201	23,121
Other banking services	2,793	2,431	1,906
Trust, investment and asset management fees	7,307	7,583	6,797
Benefit plan administration, consulting and actuarial fees	11,193	9,158	6,105
Gain (loss) on investment securities & debt extinguishments	12,195	72	(2,698)
Total non-interest income	60,846	44,445	35,231
Operating expenses:			
Salaries and employee benefits	65,059	61,146	53,164
Occupancy and equipment	20,094	18,813	17,125
Data processing and communications	8,240	8,945	8,023
Amortization of intangible assets	7,125	7,414	5,093
Legal and professional fees	4,540	4,566	3,308
Office supplies and postage	4,097	3,970	3,702
Business development and marketing	2,771	2,003	1,545
Special charges/acquisition expenses	2,943	1,704	498
Other	12,520	11,338	10,253
Total operating expenses	127,389	119,899	102,711
Income before income taxes	68,545	66,839	53,153
Income taxes	17,740	16,643	12,773
Net income	$50,805	$50,196	$40,380
Basic earnings per share	$1.68	$1.68	$1.54
Diluted earnings per share	$1.65	$1.64	$1.49
Dividends declared per share	$0.74	$0.68	$0.61

The accompanying notes are an integral part of the consolidated financial statements.

COMMUNITY BANK SYSTEM, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2003, 2004 and 2005
(In Thousands, Except Share Data)

	Common Stock				Accumulated			
	Shares Outstanding	Amount Issued	Additional Paid-In Capital	Retained Earnings	Other Comprehensive Income	Treasury Stock	Employee Stock Plan -Unearned	Total
Balance at December 31, 2002	25,957,108	$25,958	$66,079	$194,483	$38,551	$0	($33)	$325,038
Net income				40,380				40,380
Other comprehensive loss, net of tax					(2,593)			(2,593)
Dividends declared:								
Common, $0.61 per share				(16,235)				(16,235)
Common stock issued under employee stock plan, including tax benefits of $1,410	495,322	495	5,913				(48)	6,360
Stock issued for acquisition	2,294,182	2,294	58,074					60,368
Treasury stock purchased	(416,300)					(8,490)		(8,490)
Balance at December 31, 2003	28,330,312	$28,747	$130,066	$218,628	$35,958	($8,490)	($81)	$404,828
Net income				50,196				50,196
Other comprehensive loss, net of tax					(1,758)			(1,758)
Dividends declared:								
Common, $0.68 per share				(20,529)				(20,529)
Common stock issued under employee stock plan, including tax benefits of $3,165	702,766	703	8,576				(398)	8,881
Stock and options issued for acquisition	2,592,213	2,592	52,127					54,719
Treasury stock purchased	(983,700)					(21,709)		(21,709)
Balance at December 31, 2004	30,641,591	$32,042	$190,769	$248,295	$34,200	($30,199)	($479)	$474,628
Net income				50,805				50,805
Other comprehensive loss, net of tax					(25,780)			(25,780)
Dividends declared:								
Common, $0.74 per share				(22,291)				(22,291)
Common stock issued under employee stock plan, including tax benefits of $1,369	408,972	409	5,543				156	6,108
Treasury stock purchased	(1,093,711)					(25,875)		(25,875)
Balance at December 31, 2005	29,956,852	$32,451	$196,312	$276,809	$8,420	($56,074)	($323)	$457,595

The accompanying notes are an integral part of the consolidated financial statements.

COMMUNITY BANK SYSTEM, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In Thousands)

	Years Ended December 31,		
	2005	2004	2003
Change in minimum pension liability adjustment	$0	$0	$92
Unrealized (losses) gains on securities:			
Unrealized holding losses arising during period	(29,887)	(3,031)	(5,727)
Reclassification adjustment for (gains) losses included in net income	(12,195)	(72)	54
Other comprehensive loss, before tax	(42,082)	(3,103)	(5,581)
Income tax benefit related to other comprehensive loss	16,302	1,345	2,988
Other comprehensive loss, net of tax	(25,780)	(1,758)	(2,593)
Net income	50,805	50,196	40,380
Comprehensive income	$25,025	$48,438	$37,787

The accompanying notes are an integral part of the consolidated financial statements.

COMMUNITY BANK SYSTEM, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of Dollars, except Share Data)

	Years Ended December 31,		
	2005	2004	2003
Operating activities:			
Net income	$50,805	$50,196	$40,380
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation	8,616	8,025	7,139
Amortization of intangible assets	7,125	7,414	5,093
Net amortization of premiums and discounts on securities and loans	1,066	1,392	2,303
Amortization of unearned compensation and discount on subordinated debt	288	439	172
Provision for loan losses	8,534	8,750	11,195
Provision for deferred taxes	(519)	1,286	898
(Gain) loss on investment securities and debt extinguishments	(12,195)	(72)	2,698
Loss (gain) on loans and other assets	(15)	211	350
Proceeds from the sale of loans held for sale	3,329	0	67,482
Origination of loans held for sale	(3,320)	0	(61,036)
Change in other operating assets and liabilities	8,747	7,823	(3,604)
Net cash provided by operating activities	72,461	85,464	73,070
Investing activities:			
Proceeds from sales of available-for-sale investment securities	324,752	51,889	41,227
Proceeds from maturities of held-to-maturity investment securities	4,984	4,852	5,229
Proceeds from maturities of available-for-sale investment securities	116,835	127,222	242,614
Purchases of held-to-maturity investment securities	(9,991)	(3,991)	(133,517)
Purchases of available-for-sale investment securities	(186,304)	(395,252)	(141,658)
Net increase in loans	(61,035)	(26,278)	(151,520)
Cash received (paid) for acquisition, net of cash (paid) acquired of $0, ($7,023), $23,986	0	21,939	(9,630)
Capital expenditures	(10,275)	(7,377)	(8,322)
Net cash provided by (utilized in) investing activities	178,966	(226,996)	(155,577)
Financing activities:			
Net change in demand deposits, NOW accounts, and savings accounts	(20,099)	25,068	39,745
Net change in time deposits	75,889	(66,203)	(68,220)
Net change in federal funds purchased	23,100	(23,100)	3,300
Net change in short-term borrowings	(313,000)	87,328	147,356
Change in long-term borrowings (net of payments of $290, $177 and $30,000)	22,423	168,865	(30,000)
Issuance of common stock	4,507	5,344	4,819
Purchase of treasury stock	(25,874)	(21,709)	(8,490)
Cash dividends paid	(22,112)	(19,543)	(15,466)
Other financing activities	0	(96)	(145)
Net cash (utilized in) provided by financing activities	(255,166)	155,954	72,899
Change in cash and cash equivalents	(3,739)	14,422	(9,608)
Cash and cash equivalents at beginning of year	118,345	103,923	113,531
Cash and cash equivalents at end of year	$114,606	$118,345	$103,923
Supplemental disclosures of cash flow information:			
Cash paid for interest	$73,899	$59,644	$60,062
Cash paid for income taxes	15,452	9,422	13,095
Supplemental disclosures of noncash financing and investing activities:			
Dividends declared and unpaid	5,695	5,515	4,529
Gross change in unrealized gains on available-for-sale investment securities	(42,082)	(3,103)	(5,673)
Acquisitions:			
Fair value of assets acquired, excluding acquired cash and intangibles	0	258,416	260,902
Fair value of liabilities assumed	0	268,611	257,532
Common stock and options issued	0	54,719	60,368

The accompanying notes are an integral part of the consolidated financial statements.

COMMUNITY BANK SYSTEM, INC.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Community Bank System, Inc. is a single bank holding company which wholly-owns four consolidated subsidiaries: Community Bank, N.A. (the Bank), Benefit Plans Administrative Services, Inc. (BPAS), CFSI Closeout Corp. (CFSICC), and First of Jermyn Realty Co. (FJRC). BPAS owns two subsidiaries, Benefit Plans Administrative Services LLC and Harbridge Consulting Group LLC. BPAS provides administration, consulting and actuarial services to sponsors of employee benefit plans. CFSICC and FJRC are inactive companies.

The Bank operates 124 customer facilities throughout 22 counties of Upstate New York and five counties of Northeastern Pennsylvania. The Bank owns the following subsidiaries: Community Investment Services, Inc. (CISI), CBNA Treasury Management Corporation (TMC), CBNA Preferred Funding Corporation (PFC), Elias Asset Management, Inc. (EAM) and First Liberty Service Corp. (FLSC). CISI provides broker-dealer and investment advisory services. TMC operates the cash management, investment, and treasury functions of the Bank. PFC primarily is an investor in residential real estate loans. EAM provides asset management services to individuals, corporate pension and profit sharing plans, and foundations. FLSC provides banking-related services to the Pennsylvania branches of the Bank.

The Company wholly-owns three unconsolidated subsidiary business trusts formed for the purpose of issuing mandatorily redeemable preferred securities which are considered Tier I capital under regulatory capital adequacy guidelines (see Note H).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform with the current period presentation.

Critical Accounting Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Critical accounting estimates include the allowance for loan losses, actuarial assumptions associated with the pension, post-retirement and other employee benefit plans, the provision for income taxes, and the carrying value of goodwill and other intangible assets.

Risk and Uncertainties

In the normal course of its business, the Company encounters economic and regulatory risks. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, from its interest-earning assets. The Company's primary credit risk is the risk of default on the Company's loan portfolio that results from the borrowers' inability or unwillingness to make contractually required payments. Market risk reflects potential changes in the value of collateral underlying loans, the fair value of investment securities, and loans held for sale.

The Company is subject to regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies which may subject it to further changes with respect to asset valuations, amounts of required loan loss allowances, and operating restrictions resulting from the regulators' judgements based on information available to them at the time of their examinations.

Revenue Recognition

The Company recognizes income on an accrual basis. CISI recognizes fee income when investment and insurance products are sold to customers. EAM provides asset management services to brokerage firms and clients and recognizes income ratably over the contract period during which service is performed. Revenue from BPA's administration and recordkeeping services is recognized ratably over the service contract period. Revenue from consulting and actuarial services is recognized when services are rendered. All inter-company revenue and expense among related entities are eliminated in consolidation.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and highly liquid investments with original maturities of less than ninety days. The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Investment Securities

The Company has classified its investments in debt and equity securities as held-to-maturity or available-for-sale. Held-to-maturity securities are those for which the Company has the positive intent and ability to hold to maturity, and are reported at cost, which is adjusted for amortization of premiums and accretion of discounts. Securities not classified as held-to-maturity are classified as available-for-sale and are reported at fair market value with net unrealized gains and losses reflected as a separate component of shareholders' equity, net of applicable income taxes. None of the Company's investment securities has been classified as trading securities. Equity securities are stated at cost and include restricted stock of the Federal Reserve Bank of New York and Federal Home Loan Bank of New York. Investment securities are reviewed regularly for other than temporary impairment. Where there is other than temporary impairment, the carrying value of the investment security is reduced to the estimated fair value, with the impairment loss recognized in the consolidated statements of income as other expense.

The average cost method is used in determining the realized gains and losses on sales of investment securities. Premiums and discounts on securities are amortized and accreted, respectively, on a systematic basis over the period to maturity, estimated life, or earliest call date of the related security.

Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans

Loans are stated at unpaid principal balances, net of unearned income. Mortgage loans held for sale are carried at the lower of cost or fair value and are included in loans as the balance of such loans was not significant. Fair values for variable rate loans that reprice frequently are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flows and interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

Interest on loans is accrued and credited to operations based upon the principal amount outstanding. Unearned discount on installment loans is recognized as income over the term of the loan, principally by the interest method. Non-refundable loan fees and related direct costs are included in the loan balances and are deferred and amortized over the life of the loan as an adjustment to loan yield using the effective interest method. Premiums and discounts on purchased loans are amortized on an accelerated method over the life of the loans.

Impaired and Other Nonaccrual Loans

The Company places a loan on nonaccrual status when the loan becomes ninety days past due (or sooner, if management concludes collection is doubtful), except when, in the opinion of management, it is well-collateralized and in the process of collection. A loan may be placed on nonaccrual status earlier than ninety days past due if there is deterioration in the financial position of the borrower or if other conditions of the loan so warrant. When a loan is placed on nonaccrual status, uncollected accrued interest is reversed against interest income and the deferral and amortization of non-refundable loan fees and related direct costs is discontinued. Interest income during the period the loan is on nonaccrual status is recorded on a cash basis after recovery of principal is reasonably assured. Nonaccrual loans are returned to accrual status when management determines that the borrower's performance has improved and that both principal and interest are collectible. This generally requires a sustained period of timely principal and interest payments.

Commercial loans greater than $500,000 are evaluated individually for impairment in accordance with FASB No. 114, "Accounting by Creditors for Impairment of a Loan." A loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based upon the present value of expected future cash flows or the fair value of the collateral, if the loan is collateral-dependent.

The Company's charge-off policy by loan type is as follows:

- Commercial loans are generally charged-off to the extent outstanding principal exceeds the fair value of estimated proceeds from collection efforts, including liquidation of collateral. The charge-off is recognized when the loss becomes reasonably quantifiable.
- Consumer installment loans are generally charged-off to the extent outstanding principal balance exceeds the fair value of collateral, and are recognized by the end of the month in which the loan becomes 120 days past due.
- Loans secured by 1-4 family residential real estate are generally charged-off to the extent outstanding principal exceeds the fair value of the property, and are recognized when the loan becomes 180 days past due.

Allowance for Loan Losses

Management continually evaluates the credit quality of the Company's loan portfolio, and performs a formal review of the adequacy of the allowance for loan losses on a quarterly basis. The allowance reflects management's best estimate of probable losses inherent in the loan portfolio. Determination of the allowance is subjective in nature and requires significant estimates. The Company's allowance methodology consists of two broad components, general and specific loan loss allocations.

The general loan loss allocation is composed of two calculations that are computed on four main loan segments: commercial, consumer direct, consumer indirect and residential real estate. The first calculation determines an allowance level based on the latest three years of historical net charge-off data for each loan category (commercial loans exclude balances with specific loan loss allocations). The second calculation is qualitative and takes into consideration five major factors affecting the level of loan loss risk: portfolio risk migration patterns (internal credit quality trends); the growth of the segments of the loan portfolio; economic and business environment trends in the Company's markets (includes review of bankruptcy, unemployment, population, consumer spending and regulatory trends); industry, geographical and product concentrations in the portfolio; and the perceived effectiveness of managerial resources and lending practices and policies. These two calculations are added together to determine the general loan loss allocation. The specific loan loss allocation relates to individual commercial loans that are both greater than $0.5 million and in a non-accruing status with respect to interest. Specific losses are based on discounted estimated cash flows, including any cash flows resulting from the conversion of collateral.

Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan loss is charged to operations based on management's periodic evaluation of factors previously mentioned.

Intangible Assets

Intangible assets include core deposit intangibles, customer relationship intangibles and goodwill arising from acquisitions. Core deposit intangibles and customer relationship intangibles are amortized on either an accelerated or straight-line basis over periods ranging from 7 to 20 years. Goodwill is evaluated at least annually for impairment. The carrying value of goodwill and other intangible assets is based upon discounted cash flow modeling techniques that require management to make estimates regarding the amount and timing of expected future cash flows. It also requires use of a discount rate that reflects the current return requirements of the market in relation to present risk-free interest rates, required equity market premiums, and company-specific risk indicators.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Computer software costs that are capitalized only include external direct costs of obtaining and installing the software. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Useful lives range from five to 10 years for equipment; three to five years for software and hardware; and 10 to 40 years for building and building improvements. Land improvements are depreciated over 15 years and leasehold improvements are amortized over the term of the respective lease plus any optional renewal periods, that are reasonable assured. Maintenance and repairs are charged to expense as incurred.

Long-lived depreciable assets are evaluated periodically for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. Impairment exists when the expected undiscounted future cash flows of a long-lived asset are less than its carrying value. In that event, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset based on a quoted market price, if applicable, or a discounted cash flow analysis. Impairment losses are recorded in other expenses on the income statement.

Other Real Estate

Properties acquired through foreclosure, or by deed in lieu of foreclosure, are carried at the lower of the unpaid loan balance or fair value less estimated costs of disposal. Subsequent changes in value are reported as adjustments to the carrying amount, not to exceed the initial carrying value of the asset at the time of transfer. Changes in value subsequent to transfer are recorded in operating expenses on the income statement. Gains or losses not previously recognized resulting from the sale of other real estate are recognized as an expense on the date of sale. At December 31, 2005 and 2004, other real estate, included in other assets, amounted to $1,048,000 and $1,645,000, respectively.

Mortgage Servicing Rights

Originated mortgage servicing rights are recorded at their allocated fair value at the time of sale of the underlying loan, and are amortized in proportion to and over the period of estimated net servicing income or loss. The Company uses a valuation model that calculates the present value of future cash flows to determine the fair value of servicing rights. In using this valuation method, the Company incorporates assumptions that market participants would use in estimating future net servicing income, which includes estimates of the servicing cost per loan, the discount rate, and prepayment speeds. The carrying value of the originated mortgage servicing rights is evaluated quarterly for impairment using these same market assumptions.

Deposits

The fair value of deposit obligations are based on current market rates for alternative funding sources, principally the Federal Home Loan Bank of New York. The carrying value of accrued interest approximates fair value.

Borrowings

The carrying amounts of federal funds purchased and short-term borrowings approximate their fair values. Fair values for long-term borrowings are estimated using discounted cash flows and interest rates currently being offered on similar borrowings.

Since the Company considers debt extinguishments to be a component of its interest rate risk management, any related gains or losses are not deemed extraordinary and are presented in the non-interest income section of the consolidated statements of income.

Treasury Stock

On December 15, 2004, the Board of Directors approved a twelve-month authorization to repurchase up to 500,000 of its outstanding shares in open market or privately negotiated transactions. All shares were repurchased as of February 23, 2005 at a cost of $11.9 million, or an average of $23.83 per share. On April 20, 2005 the Board of Directors authorized a twenty-month program to repurchase up to 1,500,000 shares of its outstanding shares. As of December 31, 2005, the Company has repurchased 593,711 shares at an aggregate cost of $14.0 million, or $23.51 per share. The repurchases were for general corporate purposes, including those related to stock plan activities.

Income Taxes

Provisions for income taxes are based on taxes currently payable or refundable as well as deferred taxes which are based on temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are reported in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled.

Retirement Benefits

The Company provides defined benefit pension benefits and post-retirement health and life insurance benefits to eligible employees. The Company also provides deferred compensation and supplemental executive retirement plans for selected current and former employees and officers. Expense under these plans is charged to current operations and consists of several components of net periodic benefit cost based on various actuarial assumptions regarding future experience under the plans, including discount rate, rate of future compensation increases and expected return on plan assets.

Assets Under Management or Administration

Assets held in fiduciary or agency capacities for customers are not included in the accompanying consolidated statements of condition as they are not assets of the Company. Substantially all fees associated with providing asset management services are recorded on an accrual basis of accounting and are included in non-interest income. Assets under management or administration at December 31, 2005 and 2004 were $2,506,000,000 and $2,177,000,000, respectively.

Advertising

Advertising costs amounting to approximately $2,106,000, $1,553,000 and $1,123,000 for the years ending December 31, 2005, 2004 and 2003, respectively, are non-direct response in nature and expensed as incurred.

Earnings Per Share

Basic earnings per share are computed based on the weighted-average common shares outstanding for the period. Diluted earnings per share are based on the weighted-average shares outstanding adjusted for the dilutive effect of the assumed exercise of stock options during the year. The dilutive effect of options is calculated using the treasury stock method of accounting. The treasury stock method determines the number of common shares that would be outstanding if all the dilutive options (average market price is greater than the exercise price) were exercised and the proceeds were used to repurchase common shares in the open market at the average market price for the applicable time period.

Stock-Based Compensation

The Company accounts for stock-based awards issued to directors, officers and key employees using the intrinsic value method. This method requires that compensation expense be recognized to the extent that the fair value of the underlying stock exceeds the exercise price of the stock award at the grant date. The Company generally does not recognize compensation expense related to stock awards because the stock awards generally have fixed terms and exercise prices that are equal to or greater than the fair value of the Company's common stock at the grant date.

SFAS 123, "Accounting for Stock-Based Compensation," requires companies that use the "intrinsic value method" to account for stock compensation plans to provide pro forma disclosures of the net income and earnings per share effect of stock options using the "fair value method." Under this method, the fair value of the option on the date of grant is recognized ratably as compensation expense over the vesting period of the option.

Management estimated the fair value of options granted using the Black-Scholes option-pricing model. This model was originally developed to estimate the fair value of exchange-traded equity options, which (unlike employee stock options) have no vesting period or transferability restrictions. As a result, the Black-Scholes model is not necessarily a precise indicator of the value of an option, but it is commonly used for this purpose. The Black-Scholes model requires several assumptions, which management developed based on historical trends and current market observations. These assumptions include:

	2005	2004	2003
Weighted-average expected life (in years)	7.70	7.43	8.74
Future dividend yield	3.00%	3.00%	3.00%
Share price volatility	26.71%	27.02%	27.57%
Weighted average risk-free interest rate	4.26%	4.03%	3.82%

If these assumptions are not accurate, the estimated fair value used to derive the information presented in the following table also will be inaccurate. Moreover, the model assumes that the estimated fair value of an option is amortized over the option's vesting period and would be included in salaries and employee benefits on the income statement.

The pro forma impact of applying the fair value method of accounting for the periods shown below may not be indicative of the pro forma impact in future years.

(000's omitted except per share amounts)	2005	2004	2003
Net income, as reported	$50,805	$50,196	$40,380
Stock-based compensation expense included in net income, as reported	158	228	64
Stock-based compensation expense determined under fair value method, net of tax	(2,962)	(886)	(738)
Pro forma net income	$48,001	$49,538	$39,706
Earnings per share:			
As reported:			
Basic	$1.68	$1.68	$1.54
Diluted	$1.65	$1.64	$1.49
Pro forma:			
Basic	$1.58	$1.66	$1.51
Diluted	$1.56	$1.61	$1.47

During the fourth quarter 2005, certain executive officers elected early retirement as of December 31, 2005 and the Company announced the planned retirement of its chief executive officer in July 2006. In connection with these actions, the Company accelerated the vesting of 254,163 options and granted an additional 80,633 fully vested options. Additionally, the Company granted 70,593 options to certain directors in the Directors Stock Balance Plan (see Note K). The effect of these option modifications and issuances resulted in the foregoing of future after-tax stock-based compensation expense of approximately $1.2 million.

Fair Values of Financial Instruments

The Company determines fair values based on quoted market values where available or on estimates using present values or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS 107, "Disclosures about Fair Value of Financial Instruments," excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The fair values of investment securities, loans, deposits, and borrowings have been disclosed in footnotes C, D, G, and H, respectively.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised), "Accounting for Stock-Based Compensation." SFAS 123R requires all entities to recognize compensation expense in an amount equal to the fair value on the grant date of share-based payments such as stock options granted to employees. The Statement requires several accounting changes in the areas of award modifications and forfeitures. It contains additional guidance in several areas including measuring fair value, classifying an award as equity or as a liability, and attributing compensation cost to reporting periods. For calendar year companies, the Statement is effective January 1, 2006. Management expects the effect of expensing stock options will be between $0.04 – 0.05 per share.

In December 2003, the Accounting Standards Executive Committee issued Statement of Position (SOP) 03-3, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer.* The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. The initial adoption of this standard did not have an impact on the financial condition or the results of operations of the Company.

In November 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) 115-1, *The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.* This FSP provides additional guidance o when an investment in a debt or equity security should be considered impaired and when that impairment should be considered other-than-temporary and recognized a s loss in earnings. The FSP also requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The FSP is effective for reporting periods beginning after December 15, 2005. Management does not anticipate any material impact to its financial condition or results of operations as a result of the adoption of this guidance.

NOTE B: ACQUISITIONS

Dansville Branch Acquisition
On December 3, 2004, the Company completed the purchase of a branch office in Dansville, N.Y. from HSBC Bank USA, N.A with deposits of $32.6 million.

First Heritage Bank
On May 14, 2004, the Company acquired First Heritage Bank ("Heritage"), a closely held bank headquartered in Wilkes-Barre, PA with three branches in Luzerne County, Pennsylvania. First Heritage's three branches operate as part of First Liberty Bank & Trust, a division of Community Bank, N.A. Consideration included 2,592,213 shares of common stock with a fair value of $52 million, employee stock options with a fair value of $3.0 million, and $7.0 million of cash (including capitalized acquisition costs of $1.0 million).

Grange National Banc Corp.
On November 24, 2003, the Company acquired Grange National Banc Corp. ("Grange"), a $280 million-asset bank holding company based in Tunkhannock, Pa. Grange's 12 branches operate as part of First Liberty Bank & Trust, a division of Community Bank, N.A. The Company issued 2,294,182 shares of its common stock to certain of the former shareholders with a fair value of $55 million. The remaining shareholders received $21.25 in cash or approximately $20.9 million. In addition, Grange stock options representing $5.4 million of fair value were exchanged for options to purchase shares in the Company.

Peoples Bankcorp Inc.
On September 5, 2003, the Company acquired Peoples Bankcorp, Inc. ("Peoples"), a $29-million-asset savings and loan holding company based in Ogdensburg, New York. Peoples' single branch is being operated as a branch of the Bank's network of branches in Northern New York.

Harbridge Consulting Group
On July 31, 2003, the Company acquired PricewaterhouseCoopers' Upstate New York Global Human Resource Solutions consulting group. This practice was renamed Harbridge Consulting Group ("Harbridge") and is a leading provider of retirement and employee benefits consulting services throughout Upstate New York, and is complementary to Benefit Plans Administrative Services, LLC., the Company's defined contribution plan administration subsidiary.

Acquisition Expenses

The Company incurred certain expenses in connection with the above acquisitions. The following table shows the components of acquisition expenses that are presented in the consolidated statements of income for the years ended December 31:

(000's omitted)	2005	2004	2003
Severance and employee benefits	$0	$1,044	$0
Legal and professional fees	37	491	213
Data processing	5	130	191
Other	6	39	94
Total	$48	$1,704	$498

NOTE C: INVESTMENT SECURITIES

The amortized cost and estimated fair value of investment securities as of December 31 are as follows:

	2005				2004			
(000's omitted)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held-to-Maturity Portfolio:								
U.S. treasury and agency securities	$127,345	$38	$3,057	$124,326	$127,490	$356	$1,940	$125,906
Obligations of state and political subdivisions	5,709	44	18	5,735	6,576	120	2	6,694
Other securities	9,451	0	0	9,451	3,578	0	0	3,578
Total held-to-maturity portfolio	142,505	82	3,075	139,512	137,644	476	1,942	136,178
Available-for-Sale Portfolio:								
U.S. treasury and agency securities	420,062	2,907	2,161	420,808	630,058	20,917	208	650,767
Obligations of state and political subdivisions	519,634	14,825	1,778	532,681	545,698	27,899	46	573,551
Corporate debt securities	35,744	515	700	35,559	40,443	3,460	5	43,898
Collateralized mortgage obligations	78,710	333	575	78,468	70,986	1,680	222	72,444
Mortgage-backed securities	53,019	906	562	53,363	50,347	2,351	34	52,664
Subtotal	1,107,169	19,486	5,776	1,120,879	1,337,532	56,307	515	1,393,324
Equity securities	39,706	0	0	39,706	53,371	0	0	53,371
Total available-for-sale portfolio	1,146,875	$19,486	$5,776	1,160,585	1,390,903	$56,307	$515	1,446,695
Net unrealized gain on available-for-sale portfolio	13,710			0	55,792			0
Total	$1,303,090			$1,300,097	$1,584,339			$1,582,873

A summary of investment securities that have been in a continuous unrealized loss position for less than or greater than twelve months is as follows:

As of December 31, 2005

(000's omitted)	Less than 12 Months Fair Value	Less than 12 Months Gross Unrealized Losses	12 Months or Longer Fair Value	12 Months or Longer Gross Unrealized Losses	Total Fair Value	Total Gross Unrealized Losses
Held-to-Maturity Portfolio:						
U.S. treasury and agency securities	$14,821	($179)	$87,122	($2,878)	$101,943	($3,057)
Obligations of state and political subdivisions	3,697	(18)	0	0	3,697	(18)
Total held-to-maturity portfolio	$18,518	($197)	$87,122	($2,878)	$105,640	($3,075)
Available-for-Sale Portfolio:						
U.S. treasury and agency securities	$139,665	($1,590)	$22,176	($571)	$161,841	($2,161)
Obligations of state and political subdivisions	86,568	(1,592)	7,453	(186)	94,021	(1,778)
Corporate debt securities	23,902	(700)	0	0	23,902	(700)
Collateralized mortgage obligations	33,372	(346)	7,853	(229)	41,225	(575)
Mortgage-backed securities	12,874	(495)	1,730	(67)	14,604	(562)
Total available-for-sale portfolio	$296,381	($4,723)	$39,212	($1,053)	$335,593	($5,776)

As of December 31, 2004

(000's omitted)	Less than 12 Months Fair Value	Less than 12 Months Gross Unrealized Losses	12 Months or Longer Fair Value	12 Months or Longer Gross Unrealized Losses	Total Fair Value	Total Gross Unrealized Losses
Held-to-Maturity Portfolio:						
U.S. treasury and agency securities	$0	$0	$88,060	($1,940)	$88,060	($1,940)
Obligations of state and political subdivisions	1,567	(2)	0	0	1,567	(2)
Total held-to-maturity portfolio	$1,567	($2)	$88,060	($1,940)	$89,627	($1,942)
Available-for-Sale Portfolio:						
U.S. treasury and agency securities	$22,633	($208)	$0	$0	$22,633	($208)
Obligations of state and political subdivisions	7,731	(46)	0	0	7,731	(46)
Corporate securities	1,061	(5)	0	0	1,061	(5)
Collateralized mortgage obligations	7,915	(222)	0	0	7,915	(222)
Mortgage-backed securities	950	(17)	1,197	(17)	2,147	(34)
Total available-for-sale portfolio	$40,290	($498)	$1,197	($17)	$41,487	($515)

Management does not believe any individual unrealized loss as of December 31, 2005 or 2004 represents an other than temporary impairment. The unrealized losses reported for the agency and mortgage-backed securities relate primarily to securities issued by FHLB, FNMA and FHLMC and are currently rated AAA by Moody's Investor Services and Standards & Poor. The unrealized losses in the portfolios are primarily attributable to changes in interest rates. The Company has both the intent and ability to hold these securities for the time necessary to recover the amortized cost.

The amortized cost and estimated fair value of debt securities at December 31, 2005, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held-to-Maturity		Available-for-Sale	
(000's omitted)	Carrying Value	Fair Value	Carrying Value	Fair Value
Due in one year or less	$4,193	$4,178	$40	$41
Due after one through five years	1,386	1,417	131,213	131,173
Due after five years through ten years	112,536	110,129	547,818	552,919
Due after ten years	24,390	23,788	296,369	304,915
Sub-total	142,505	139,512	975,440	989,048
Collateralized mortgage obligations	0	0	78,710	78,468
Mortgage-backed securities	0	0	53,019	53,363
Total	$142,505	$139,512	$1,107,169	$1,120,879

Cash flow information on investment securities for the years ended December 31 is as follows:

(000's omitted)	2005	2004	2003
Proceeds from the sales of investment securities	$324,752	$51,889	$41,227
Gross gains on sales of investment securities	12,205	187	11
Gross losses on sales of investment securities	10	115	65
Proceeds from the sales of mortgage-backed securities and CMO's	0	3,679	20,823
Proceeds from the maturities of mortgage-backed securities and CMO's	40,140	51,652	204,746
Purchases of mortgage-backed securities and CMO's	51,142	$10,915	$27,092

Investment securities with a carrying value of $622,861,000 and $699,806,000 at December 31, 2005 and 2004, respectively, were pledged to collateralize certain deposits and borrowings.

NOTE D: LOANS

Major classifications of loans at December 31 are summarized as follows:

(000's omitted)	2005	2004
Consumer mortgage	$815,795	$801,412
Business lending	819,605	831,244
Consumer direct and indirect	776,445	725,885
Gross loans	2,411,845	2,358,541
Unearned discount	28	48
Net loans	2,411,817	2,358,493
Allowance for loan losses	32,581	31,778
Loans, net of allowance for loan losses	$2,379,236	$2,326,715

The estimated fair value of loans at December 31, 2005 and 2004 was $2.4 billion. Nonaccrual loans of $12,233,000 and $11,798,000 and accruing loans ninety days past due of $1,075,000 and $1,158,000 at December 31, 2005 and 2004, respectively, are included in net loans.

Changes in loans to directors and officers and other related parties for the years ended December 31 are summarized as follows:

(000's omitted)	2005	2004
Balance at beginning of year	$23,153	$14,838
New loans	8,807	9,796
Payments	(3,591)	(1,481)
Balance at end of year	$28,369	$23,153

Mortgage loans serviced for others are not included in the accompanying consolidated statements of condition. The unpaid principal balances of mortgage loans serviced for others were $95,437,000, $107,155,000, and $126,324,000 at December 31, 2005, 2004, and 2003, respectively. Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $778,000 and $813,000 at December 31, 2005 and 2004, respectively. At December 31, 2005 and 2004, mortgage servicing rights, included in other assets, amounted to $506,000 and $459,000 respectively.

Changes in the allowance for loan losses for the years ended December 31 are summarized as follows:

(000's omitted)	2005	2004	2003
Balance at beginning of year	$31,778	$29,095	$26,331
Provision for loan losses	8,534	8,750	11,195
Reserve on acquired loans	0	2,357	1,832
Charge offs	(11,232)	(11,780)	(13,111)
Recoveries	3,501	3,356	2,848
Balance at end of year	$32,581	$31,778	$29,095

As of December 31, 2005 and 2004, the Company had impaired loans of $5,948,000 and $2,271,000, respectively. The specifically allocated allowance for loan loss recognized on these impaired loans was $1,007,000 and $900,000 at December 31, 2005 and 2004, respectively. For the years ended December 31, 2005 and 2004 the Company had average impaired loans of $6,068,000 and $2,399,000. There was no interest income recognized on these loans in 2005 or 2004. Included in total impaired loans at 2005 was $1.4 million of restructured loans.

NOTE E: PREMISES AND EQUIPMENT

Premises and equipment consist of the following at December 31:

(000's omitted)	2005	2004
Land and land improvements	$10,018	$9,340
Bank premises owned	60,796	57,519
Equipment and construction in progress	46,013	46,010
Premises and equipment, gross	116,827	112,869
Less: Accumulated depreciation	(51,652)	(49,359)
Premises and equipment, net	$65,175	$63,510

NOTE F: INTANGIBLE ASSETS

The gross carrying amount and accumulated amortization for each type of intangible asset are as follows:

	As of December 31, 2005			As of December 31, 2004		
(000's omitted)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizing intangible assets:						
Core deposit intangibles	$63,161	($35,014)	$28,147	$63,691	($28,340)	$35,351
Other intangibles	2,750	(1,214)	1,536	2,750	(764)	1,986
Total amortizing intangibles	65,911	(36,228)	29,683	66,441	(29,104)	37,337
Non-amortizing intangible assets:						
Goodwill	195,195	0	195,195	195,163	0	195,163
Total intangible assets, net	$261,106	($36,228)	$224,878	$261,604	($29,104)	$232,500

The changes in the gross carrying amount of core deposit and goodwill relate to the 2004 branch acquisition in Dansville, NY. No goodwill impairment adjustments were recognized in 2005 or 2004.

The estimated aggregate amortization expense for each of the five succeeding fiscal years ended December 31 is as follows:

2006	$5,944
2007	5,569
2008	5,261
2009	4,777
2010	2,965
Thereafter	5,167
Total	$29,683

NOTE G: DEPOSITS

Deposits consist of the following at December 31:

(000's omitted)	2005	2004
Demand	$607,285	$567,106
Interest checking	300,452	313,639
Savings	471,941	536,460
Money market	338,889	321,461
Time	1,266,201	1,190,312
Total deposits	$2,984,768	$2,928,978

The estimated fair value of deposits at December 31, 2005 and 2004 was approximately $2.7 billion.

At December 31, 2005 and 2004, time certificates of deposit in denominations of $100,000 and greater totaled $248,239,000 and $179,534,000 respectively. The approximate maturities of time deposits at December 31, 2005 are as follows:

(000's omitted)	Amount
2006	$1,001,486
2007	158,565
2008	36,774
2009	34,558
2010	34,414
Thereafter	404
Total	$1,266,201

NOTE H: BORROWINGS

Outstanding borrowings at December 31 are as follows:

(000's omitted)	2005	2004
Short-term borrowings:		
Federal funds purchased	$36,300	$13,200
Federal Home Loan Bank advances	155,000	636,000
Commercial loans sold with recourse	190	74
Total short-term borrowings	191,490	649,274
Long-term borrowings:		
Federal Home Loan Bank advances	380,000	190,000
Commercial loans sold with recourse	1,098	791
Subordinated debt held by unconsolidated subsidiary trusts, net of discount of $1,407 and $1,463	80,502	80,446
Total long-term borrowings	461,600	271,237
Total borrowings	$653,090	$920,511

The weighted-average interest rates on short-term borrowings for the years ended December 31, 2005 and 2004 were 3.07% and 1.64%, respectively. Federal Home Loan Bank advances are collateralized by a blanket lien on the Company's residential real estate loan portfolio and various investment securities.

Long-term borrowings at December 31, 2005 have maturity dates as follows:

(000's omitted, except rate)	Amount	Weighted Average Rate
October 3, 2007	$72	3.00%
January 23, 2008 (callable)	10,000	5.44
January 28, 2008 (callable)	5,000	5.48
April 14, 2010 (callable)	25,000	6.35
September 27, 2010 (callable)	50,000	5.88
October 12, 2010 (callable)	50,000	5.84
November 1, 2010 (callable)	50,000	5.77
July 1, 2011	14	3.00
October 30, 2012	198	3.00
October 16, 2013	153	3.00
November 23, 2014	46	2.75
June 15, 2015 (callable)	50,000	3.33
June 22, 2015 (callable)	50,000	3.62
October 14, 2015 (callable)	15,000	3.95
November 10, 2015 (callable)	75,000	4.24
November 25, 2017	615	2.50
February 3, 2027 (callable)	30,786	9.75
July 16, 2031 (callable)	25,135	7.17
July 31, 2031 (callable)	24,581	6.97
Total	$461,600	5.40%

The estimated fair value of long-term borrowings at December 31, 2005 and 2004 was approximately $505.1 million and $319.0 million, respectively.

In December 2003, the Company prepaid $25.0 million of Federal Home Loan Bank ("FHLB") advances with maturity dates ranging from January 30, 2008 to February 4, 2008 and a weighted-average rate of 5.31%. As a result of this prepayment, the Company incurred penalties of $2.6 million in 2003. These penalties have been reflected in the consolidated statements of income as gain (loss) on investment securities and debt extinguishments.

The Company sponsors three business trusts, Community Capital Trust I, Community Capital Trust II, and Community Statutory Trust III, of which 100% of the common stock is owned by the Company. The trusts were formed for the purpose of issuing company-obligated mandatorily redeemable preferred securities to third-party investors and investing the proceeds from the sale of such preferred securities solely in junior subordinated debt securities of the Company. The debentures held by each trust are the sole assets of that trust. Distributions on the preferred securities issued by each trust are payable semi-annually at a rate per annum equal to the interest rate being earned by the trust on the debentures held by that trust. The preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the debentures. The Company has entered into agreements which, taken collectively, fully and unconditionally guarantee the preferred securities subject to the terms of each of the guarantees. The terms of the preferred securities of each trust are as follows:

	Issuance Date	Amount	Interest Rate	Maturity Date	Call Provision	Call Price
I	2/3/1997	30,000	9.75%	2/03/2027	10 year beginning 2007	104.5400% declining to par in 2017
II	7/16/2001	25,000	6 month LIBOR plus 3.75% (7.67%)	7/16/2031	5 year beginning 2006	107.6875% declining to par in 2011
III	7/31/2001	24,450	3 month LIBOR plus 3.58% (7.82%)	7/31/2031	5 year beginning 2006	107.5000% declining to par in 2011

In the fourth quarter 2003, as a result of applying the provisions of FIN 46, the Company de-consolidated these subsidiary trusts from its financial statements. The de-consolidation of the net assets and results of operations of the trusts had an immaterial impact on the Company's financial statements. The Company continues to be obligated to repay the debentures held by the trusts and guarantees repayment of the preferred securities issued by the trusts. The preferred securities held by the trusts qualify as Tier I capital for the Company under Federal Reserve Board guidelines.

NOTE I: INCOME TAXES

The provision for income taxes for the years ended December 31 is as follows:

(000's omitted)	2005	2004	2003
Current:			
Federal	$17,234	$14,677	$11,534
State	1,025	680	341
Deferred:			
Federal	215	1,229	758
State	(734)	57	140
Total income taxes	$17,740	$16,643	$12,773

Components of the net deferred tax liability, included in other liabilities, as of December 31 are as follows:

(000's omitted)	2005	2004
Allowance for loan losses	$10,892	$10,644
Employee and director benefits	3,259	2,599
Tax credits	1,394	604
Other	1,099	874
Deferred tax asset	16,644	14,721
Investment securities	7,052	23,273
Intangible assets	8,556	8,145
Loan origination costs	4,295	3,998
Depreciation	4,720	5,264
Pension	1,170	531
Mortgage servicing rights	194	177
Deferred tax liability	25,987	41,388
Net deferred tax liability	($9,343)	($26,667)

The Company has determined that no valuation allowance is necessary as it is more likely than not that deferred tax assets will be realized through carryback of future deductions to taxable income in prior years, future reversals of existing temporary differences, and through future taxable income.

A reconciliation of the differences between the federal statutory income tax rate and the effective tax rate for the years ended December 31 is shown in the following table:

	2005	2004	2003
Federal statutory income tax rate	35.0%	35.0%	35.0%
Increase (reduction) in taxes resulting from:			
Tax-exempt interest	(10.8)	(11.3)	(11.2)
State income taxes, net of federal benefit	0.1	0.6	0.1
Other	1.6	0.6	0.1
Effective income tax rate	25.9%	24.9%	24.0%

NOTE J: LIMITS ON DIVIDENDS AND OTHER REVENUE SOURCES

The Company's ability to pay dividends to its shareholders is largely dependent on the Bank's ability to pay dividends to the Company. In addition to state law requirements and the capital requirements discussed below, the circumstances under which the Bank may pay dividends are limited by federal statutes, regulations, and policies. For example, as a national bank, the Bank must obtain the approval of the Office of the Comptroller of the Currency (OCC) for payments of dividends if the total of all dividends declared in any calendar year would exceed the total of the Bank's net profits, as defined by applicable regulations, for that year, combined with its retained net profits for the preceding two years. Furthermore, the Bank may not pay a dividend in an amount greater than its undivided profits then on hand after deducting its losses and bad debts, as defined by applicable regulations. At December 31, 2005, the Bank had approximately $14,155,000 in undivided profits legally available for the payments of dividends.

In addition, the Federal Reserve Board and the OCC are authorized to determine under certain circumstances that the payment of dividends would be an unsafe or unsound practice and to prohibit payment of such dividends. The Federal Reserve Board has indicated that banking organizations should generally pay dividends only out of current operating earnings.

There are also statutory limits on the transfer of funds to the Company by its banking subsidiary, whether in the form of loans or other extensions of credit, investments or assets purchases. Such transfer by the Bank to the Company generally is limited in amount to 10% of the Bank's capital and surplus, or 20% in the aggregate. Furthermore, such loans and extensions of credit are required to be collateralized in specific amounts.

NOTE K: BENEFIT PLANS

Pension and post-retirement plans

The Company provides defined benefit pension and other post-retirement health and life insurance benefits to qualified employees and retirees. Using a measurement date of December 31, the following table shows the funded status of the Company's plans reconciled with amounts reported in the Company's consolidated statements of condition:

	Pension Benefits		Post-retirement Benefits	
(000's omitted)	2005	2004	2005	2004
Change in benefit obligation:				
Benefit obligation at the beginning of year	$47,613	$42,739	$6,370	$5,083
Service cost	2,799	2,557	440	311
Interest cost	2,605	2,433	415	325
Participant contributions	0	0	336	227
Plan amendment/acquisition	1,585	(881)	760	95
Deferred actuarial loss	283	2,209	666	902
Benefits paid	(5,963)	(1,444)	(721)	(573)
Benefit obligation at end of year	48,922	47,613	8,266	6,370
Change in plan assets:				
Fair value of plan assets at beginning of year	41,747	36,784	0	0
Actual return of plan assets	1,576	3,907	0	0
Participant contributions	0	0	336	227
Employer contributions	6,800	2,500	385	346
Benefits paid	(5,963)	(1,444)	(721)	(573)
Fair value of plan assets at end of year	44,160	41,747	0	0
Unfunded status	(4,762)	(5,866)	(8,266)	(6,370)
Unrecognized actuarial loss	16,116	14,454	2,069	1,480
Unrecognized prior service (benefit) cost	(1,239)	(783)	981	331
Unrecognized transition liability	0	0	287	328
Prepaid (accrued) benefit cost	$10,115	$7,805	($4,929)	($4,231)

As of December 31, 2005, the Company amended its defined benefit pension plan and certain executive supplemental pension plans to provide special termination benefits to certain key employees. In 2004, the Company amended its defined benefit pension plan to allow for a cash balance option. Participants in the plan as of December 31, 2003 were given an option to continue to have their benefits calculated under the traditional plan formula or have their benefits determined as an account balance under a cash balance formula. All new participants to the plan automatically participate in the cash balance option. In addition, in 2005 and 2004 the plan was amended to provide for the payment of certain benefits formerly accrued and payable under the Deferred Compensation Plan for Certain Executive Employees. Effective January 1, 2005, the Company also amended its post-retirement medical plan to provide benefit coverage through a self-insured plan. Previously, coverage was provided through community-rated HMO plans.

The Company has unfunded supplemental pension plans for certain key executives. The projected benefit obligation and accrued benefit cost included in the preceding table related to these plans was $3,032,000 and $3,020,000 for 2005 and $3,128,000 and $2,798,000 for 2004, respectively. The accumulated benefit obligation for the defined benefit pension was $41,838,000 and $40,659,000 as of December 31, 2005 and 2004, respectively.

The weighted-average assumptions used to determine the benefit obligations as of December 31 are as follows:

	Pension Benefits		Post-retirement Benefits	
	2005	2004	2005	2004
Discount rate	5.60%	5.60%	5.60%	5.60%
Expected return on plan assets	8.00%	8.75%	0.00%	0.00%
Rate of compensation increase	4.00%	4.00%	0.00%	0.00%

The net periodic benefit cost as of December 31 is as follows:

	Pension Benefits			Post-retirement Benefits		
(000's omitted)	2005	2004	2003	2005	2004	2003
Service cost	$2,799	$2,557	$1,831	$440	$311	$275
Interest cost	2,605	2,433	2,157	415	325	260
Expected return on plan assets	(3,714)	(3,160)	(2,567)	0	0	0
Net amortization and deferral	1,271	1,066	1,142	77	37	8
Amortization of prior service cost	618	155	129	110	30	30
Amortization of transition (asset) obligation	0	0	(4)	41	41	41
Other expense	515	0	1,218	0	0	0
Net periodic benefit cost	$4,094	$3,051	$3,906	$1,083	$744	$614

Other expense represents a $515,000 adjustment recorded in the fourth quarter of 2005 to reflect special termination benefits associated with certain early retirement actions and a $1.2 million adjustment recorded in the fourth quarter of 2003 to reflect the proper actuarial impact of indexing salary levels associated with certain benefits frozen in 1988.

Prior service costs in which all or almost all of the plan's participants are fully eligible for benefits under the plan are amortized on a straight-line basis over the expected future working years of all active plan participants. Prior service costs associated with transferring individual non-qualified plans are amortized on a straight-line basis over a three-year period. Unrecognized gains or losses are amortized using the "corridor approach", which is the minimum amortization required by Statement of Financial Accounting Standards No. 87. Under the corridor approach, the net gain or loss in excess of 10 percent of the greater of the projected benefit obligation or the market-related value of the assets is amortized on a straight-line basis over the expected future working years of all active plan participants.

The weighted-average assumptions used to determine the net periodic pension cost for the years ended December 31 are as follows:

	Pension Benefits			Post-retirement Benefits		
	2005	2004	2003	2005	2004	2003
Discount rate	5.60%	5.90%	6.10%	5.60%	5.90%	6.10%
Expected return on plan assets	8.75%	8.75%	9.00%	0.00%	0.00%	0.00%
Rate of compensation increase	4.00%	4.00%	4.00%	0.00%	0.00%	0.00%

The amount of benefit payments that are expected to be paid over the next ten years are as follows:

(000's omitted)	Pension Benefits	Post-retirement Benefits
2006	$4,716	$351
2007	3,812	382
2008	3,504	421
2009	3,333	474
2010	3,411	541
2011-2015	$21,337	$3,393

The payments reflect future service and are based on various assumptions including retirement age and form of payment (lump-sum versus annuity). Actual results may differ from these estimates.

The assumed discount rate is used to reflect the time value of future benefit obligations. The discount rate was determined based upon the yield on high-quality fixed income investments expected to be available during the period to maturity of the pension benefits. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase our obligation and future expense while an increase would have the opposite effect. The expected long-term rate of return was estimated by taking into consideration asset allocation, reviewing historical returns on type of assets held and current economic factors. The asset allocation for the defined benefit pension plan as of December 31, by asset category, is as follows:

	2005	2004
Equity securities	73%	69%
Debt securities	25%	19%
Cash	2%	12%
Total	100%	100%

Plan assets include $2,052,000 (5%) and $2,571,000 (6%) of Community Bank System, Inc. stock at December 31, 2005 and 2004, respectively.

The investment objective for the defined benefit pension plan is to achieve an average annual total return over a five-year period equal to the assumed rate of return used in the actuarial calculations. At a minimum performance level, the portfolio should earn the return obtainable on high quality intermediate-term bonds. The Company's perspective regarding portfolio assets combines both preservation of capital and moderate risk-taking. Asset allocation favors equities, with a target allocation of approximately 75% equity securities, 20% fixed income securities and 5% cash. No more than 10% of the portfolio can be in stock of the Company. Due to the volatility in the market, the target allocation is not always desirable and asset allocations will fluctuate between acceptable ranges. Prohibited transactions include purchase of securities on margin, uncovered call options, short sale transactions, and use of real estate, unlisted limited partnerships, derivative products or venture capital loans as fixed income investment vehicles.

The Company makes contributions to its funded qualified pension plan as required by government regulation or as deemed appropriate by management after considering the fair value of plan assets, expected return on such assets, and the value of the accumulated benefit obligation. Based upon current information, the Company does not expect to make contributions to the funded qualified pension plan in 2006. The Company funds the payment of benefit obligations for the supplemental pension and post-retirement plans because such plans do not hold assets for investment.

The assumed health care cost trend rate used in the post-retirement health plan at December 31, 2005 was 10.5% for the pre-65 participants and 8.5% for the post-65 participants for medical costs and 12.0% for prescription drugs. The rate to which the cost trend rate is assumed to decline (the ultimate trend rate) and the year that the rate reaches the ultimate trend rate is 5.0% and 2013, respectively.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point increase in the trend rate would increase the service and interest cost components by $56,000 and increase the benefit obligation by $411,000. A one-percentage-point decrease in the trend rate would decrease the service and interest cost components by $49,000 and decrease the benefit obligation by $366,000.

401(k) Employee Stock Ownership Plan
The Company has a 401(k) Employee Stock Ownership Plan in which employees can contribute from 1% to 90% of eligible compensation, with up to 6% being eligible for matching contributions in the form of Company common stock. The Plan also permits the Company to distribute a discretionary profit-sharing component in the form of Company common stock to all participants except certain executive employees. The expense recognized under this plan for the years ended December 31, 2005, 2004 and 2003 was $1,763,000, $1,583,000 and $1,309,000, respectively.

Deferred Compensation Plan for Certain Executive Employees
The Company has a Deferred Compensation Plan for Certain Executive Employees in which participants may contribute up to 15% of their eligible compensation less any amounts contributed to the 401(k) Employee Stock Ownership Plan. Any discretionary profit-sharing amounts that the executive receives from the Company must be contributed to the Deferred Compensation Plan in the form of Company common stock. The expense recognized under this plan for the years ended December 31, 2005, 2004 and 2003 was $201,000, $159,000 and $119,000, respectively.

Other Deferred Compensation Arrangements
In addition to the supplemental pension plans for certain executives, the Company has nonqualified deferred compensation for several former directors, officers and key employees. All benefits provided under these plans are unfunded and payments to plan participants are made by the Company. At December 31, 2005 and 2004, the Company has recorded a liability of $6,320,000 and $5,373,000, respectively. The expense recognized under these plans for the years ended December 31, 2005, 2004, and 2003 was $1,102,000, $1,727,000 and $947,000, respectively.

Deferred Compensation Plan for Directors
Directors may defer all or a portion of their director fees under the Deferred Compensation Plan for Directors. Under this plan, there is a separate account for each participating director which is credited with the amount of shares which could have been purchased with the director's fees as well as any dividends on such shares. On the distribution date, the director will receive common stock equal to the accumulated share balance in his account. As of December 31, 2005 and 2004, there were 73,369 and 65,090 shares credited to the participants' accounts, for which a liability of $1,311,000 and $1,097,000 was accrued, respectively. The expense recognized under the plan for the years ended December 31, 2005, 2004 and 2003, was $238,000, $206,000, and $113,000, respectively.

Director Stock Balance Plan
The Company has a Stock Balance Plan for non-employee directors who have completed six months of service. The Plan is a nonqualified, noncontributory defined benefit plan. The Plan provides benefits for service prior to January 1, 1996 based on a predetermined formula and benefits for service after January 1, 1996 based on the performance of the Company's common stock. Participants become fully vested after six years of service. The directors can elect to receive offset stock options that may reduce the Company's liability under the Plan. These options vest immediately and expire one year after the date the director retires or two years in the event of death. Benefits are payable in the form of cash and/or Company stock (as elected by the director) on January 1st of the year after the director retires from the Board. As of December 31, 2005 and 2004, the accrued pension liability was $297,000 and $287,000, respectively. The expense recognized under this plan for the years ended December 31, 2005, 2004 and 2003, was $10,000, $36,000 and $38,000, respectively. The expense and related liability were calculated using a dividend rate of 3.00%, stock price appreciation of 6.00%, and a discount rate of 5.6% for 2005, 5.6% for 2004, and 5.9% for 2003.

NOTE L: STOCK-BASED COMPENSATION PLANS

The Company has a long-term incentive program for directors, officers and key employees. Under this program the Company authorized 4,024,000 shares of Company common stock for the grant of incentive stock options, restricted stock awards, nonqualified stock options, retroactive stock appreciation rights, and offset options to its Stock Balance Plan (see Note K). The offset options vest and become exercisable immediately and expire one year after the date the director retires or two years in the event of death. The remaining options have a ten-year term. They vest and become exercisable on a grant-by-grant basis, ranging from immediate vesting to ratably over a five-year period. Option activity in this plan is as follows:

	Options Outstanding	Weighted Average Exercise Price of Shares Outstanding	Shares Exercisable
December 31, 2002	2,137,328	$13.07	1,411,006
Granted	843,138	10.89	
Exercised	(545,158)	10.99	
Forfeited	(7,826)	14.22	
December 31, 2003	2,427,482	$12.78	1,519,893
Granted	669,139	18.37	
Exercised	(685,143)	8.35	
Forfeited	(10,546)	16.13	
December 31, 2004	2,400,932	$15.59	1,383,369
Granted	579,484	24.33	
Exercised	(417,824)	11.55	
Forfeited	(16,902)	17.86	
December 31, 2005	2,545,690	$18.23	1,739,387

Approximately 222,000 and 390,000 options were exchanged in 2004 and 2003 in connection with the Heritage and Grange acquisitions, respectively.

At December 31, 2005 the range of exercise prices and other information relating to the Company's stock options is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (years)	Shares	Weighted Average Exercise Price
$2.58 - $7.75	19,040	$4.89	1.5	19,040	$4.89
$7.75 - $10.33	50,946	9.43	3.1	50,946	9.43
$10.33 - $12.91	379,523	12.15	4.7	348,346	12.13
$12.91 - $15.49	378,394	13.56	5.2	305,182	13.66
$15.49 - $18.07	688,202	16.32	6.6	529,792	16.52
$18.07 - $20.66	15,000	18.96	7.4	6,000	18.96
$20.66 - $23.24	182,734	23.00	11.8	158,234	23.03
$23.24 - $25.82	831,851	24.49	8.6	321,847	24.42
Total / Average	2,545,690	$18.23	7.0	1,739,387	$16.86

Information concerning the grants of stock options and restricted stock is as follows:

	Awards Granted	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
2005:			
Option price = fair market value	579,484	$24.33	$6.26
Restricted stock	3,197	$23.84	$23.84
2004:			
Option price = fair market value	446,860	$24.09	$6.05
Option price < fair market value	222,279	$6.87	$13.28
Restricted stock	32,418	$23.76	$23.76
2003:			
Option price = fair market value	449,476	$15.78	$4.12
Option price < fair market value	393,662	$5.31	$13.73
Restricted stock	8,000	$19.12	$19.12

The Company used the Black-Scholes option-pricing model to estimate the weighted average grant date fair value. The assumptions used in the model are disclosed in the Stock-Based Compensation section of Note A. Compensation expense related to restricted stock recognized in the income statement for the years ended December 31, 2005, 2004, and 2003 was $233,000, $372,000, and $105,000, respectively. Awards of stock options with option prices less than fair market value relate to the rollover of options acquired in bank acquisitions.

NOTE M: EARNINGS PER SHARE

The following is a reconciliation of basic to diluted earnings per share for the years ended December 31:

(000's omitted, except per share data)	Income	Shares	Per Share Amount
Year Ended December 31,2005			
Basic EPS	$50,805	30,294	$1.68
Stock options		544	
Diluted EPS	$50,805	30,838	$1.65
Year Ended December 31,2004			
Basic EPS	$50,196	29,916	$1.68
Stock options		754	
Diluted EPS	$50,196	30,670	$1.64
Year Ended December 31,2003			
Basic EPS	$40,380	26,299	$1.54
Stock options		736	
Diluted EPS	$40,380	27,035	$1.49

There were 831,351, 424,594 and 0 anti-dilutive stock options outstanding for the years ended December 31, 2005, 2004 and 2003, respectively.

NOTE N: COMMITMENTS, CONTINGENT LIABILITIES AND RESTRICTIONS

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to customers, generally having fixed expiration dates or other termination clauses that may require payment of a fee. These commitments consist principally of unused commercial and consumer credit lines. Standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of an underlying contract with a third party. The credit risks associated with commitments to extend credit and standby letters of credit are essentially the same as that involved with extending loans to customers and are subject to normal credit policies. Collateral may be obtained based on management's assessment of the customer's creditworthiness. The fair value of the standby letters of credit is immaterial for disclosure in accordance with FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". The contract amount of commitment and contingencies is as follows:

(000's omitted)	2005	2004
Commitments to extend credit	$434,640	$429,751
Standby letters of credit	25,638	22,948
Total	$460,278	$452,699

The fair value of these financial instruments approximates their contract value.

The Company has unused lines of credit of $50,000,000 at December 31, 2005. The Company has unused borrowing capacity of approximately $317,376,000 through collateralized transactions with the Federal Home Loan Bank and $11,325,000 through collateralized transactions with the Federal Reserve Bank.

The Company is required to maintain a reserve balance, as established by the Federal Reserve Bank of New York. The required average total reserve for the 14-day maintenance period of December 22, 2005 through January 4, 2006 was $16,969,000 of which $2,000,000 was required to be on deposit with the Federal Reserve Bank of New York. The remaining $14,969,000 was represented by cash on hand.

NOTE O: LEASES

The Company leases buildings and office space under agreements that expire in various years. Rental expense included in operating expenses amounted to $2,661,000, $2,486,000 and $1,940,000 in 2005, 2004 and 2003, respectively. The future minimum rental commitments as of December 31, 2005 for all non-cancelable operating leases are as follows:

2006	$2,203
2007	2,067
2008	1,442
2009	1,126
2010	1,012
Thereafter	3,268
Total	$11,118

NOTE P: REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum total core capital to risk weighted assets of 8%, and Tier I capital to risk weighted assets and Tier I capital to average assets of 4%. Management believes, as of December 31, 2005, that the Company and Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2005 and 2004, the most recent notification from the Office of the Comptroller of the Currency categorized the Company and Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Company and Bank must maintain minimum total core capital to risk weighted assets of 10%, Tier I capital to risk weighted assets of 6% and Tier I capital to average assets of 5%. There are no conditions or events since that notification that management believes have changed the institution's category. In addition, there were no significant capital requirements imposed or agreed to during the regulatory approval process of any of our acquisitions.

The capital ratios and amounts of the Company and the Bank as of December 31 are presented below:

	2005		2004	
(000's omitted)	Company	Bank	Company	Bank
Tier 1 capital to average assets				
Amount	$296,154	$283,836	$284,928	$276,654
Ratio	7.57%	7.27%	6.94%	6.74%
Minimum required amount	$156,571	$156,241	$164,229	$164,069
Tier 1 capital to risk weighted assets				
Amount	$296,154	$283,836	$284,928	$276,654
Ratio	12.39%	11.91%	11.93%	11.61%
Minimum required amount	$95,589	$95,346	$95,536	$95,337
Total core capital to risk weighted assets				
Amount	$326,026	$313,631	$314,783	$306,447
Ratio	13.64%	13.16%	13.18%	12.86%
Minimum required amount	$191,178	$190,692	$191,072	$190,675

NOTE Q: PARENT COMPANY STATEMENTS

The condensed balance sheets of the parent company at December 31 is as follows:

(000's omitted)	2005	2004
Assets:		
Cash	$17,247	$11,772
Investment securities	2,885	2,885
Investment in and advances to subsidiaries	523,963	548,781
Other assets	2,850	3,562
Total assets	$546,945	$567,000
Liabilities and shareholders' equity:		
Accrued interest and other liabilities	$8,848	$8,926
Borrowings	80,502	83,446
Shareholders' equity	457,595	474,628
Total liabilities and shareholders' equity	$546,945	$567,000

The condensed statements of income of the parent company for the years ended December 31 is as follows:

(000's omitted)	2005	2004	2003
Revenues:			
Dividends from subsidiaries	$55,000	$41,500	$42,771
Interest on investments	204	179	6
Other income	24	28	0
Total revenues	55,228	41,707	42,777
Expenses:			
Interest on long term notes and debentures	7,141	6,061	5,765
Other expenses	45	13	84
Total expenses	7,186	6,074	5,849
Income before tax benefit and equity in undistributed net income of subsidiaries	48,042	35,633	36,928
Income tax benefit	1,801	1,461	1,364
Income before equity in undistributed net income of subsidiaries	49,843	37,094	38,292
Equity in undistributed net income of subsidiaries	962	13,102	2,088
Net income	$50,805	$50,196	$40,380

The statements of cash flows of the parent company for the years ended December 31 is as follows:

(000's omitted)	2005	2004	2003
Operating activities:			
Net income	$50,805	$50,196	$40,380
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed net income of subsidiaries	(962)	(13,102)	(2,088)
Net change in other assets and other liabilities	2,112	3,157	1,633
Net cash provided by operating activities	51,955	40,251	39,925
Investing activities:			
Purchase of investment securities	0	0	(227)
Capital contributions to subsidiaries	0	0	(33,131)
Net cash used in investing activities	0	0	(33,358)
Financing activities:			
Net change in borrowings	(3,000)	(17,000)	20,000
Issuance of common stock	4,507	5,344	4,819
Purchase of treasury stock	(25,875)	(21,709)	(8,490)
Cash dividends paid	(22,112)	(19,543)	(15,466)
Net cash (used) provided by financing activities	(46,480)	(52,908)	863
Change in cash and cash equivalents	5,475	(12,657)	7,430
Cash and cash equivalents at beginning of year	11,772	24,429	16,999
Cash and cash equivalents at end of year	$17,247	$11,772	$24,429
Supplemental disclosures of cash flow information:			
Cash paid for interest	$6,838	$5,943	$5,841
Supplemental disclosures of non-cash financing activities			
Dividends declared and unpaid	$5,695	$5,515	$4,529

Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a – 15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2005.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Community Bank System, Inc.

/s/ Sanford A. Belden
Sanford A. Belden,
President, Chief Executive Officer and Director

/s/ Scott A. Kingsley
Scott A. Kingsley,
Treasurer and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Community Bank System, Inc.:

We have completed integrated audits of Community Bank System, Inc.'s 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005, and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Community Bank System, Inc. and its subsidiaries at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control over Financial Reporting appearing under Item 8, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/PricewaterhouseCoopers LLP

Syracuse, New York
March 6, 2006

TWO YEAR SELECTED QUARTERLY DATA (Unaudited)

2005 Results (000's omitted, except per share data)	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	Total
Net interest income	$34,920	$34,944	$36,056	$37,702	$143,622
Provision for loan losses	2,250	2,275	2,134	1,875	$8,534
Net interest income after provision for loan losses	32,670	32,669	33,922	35,827	135,088
Non-interest income	12,738	18,543	16,606	12,959	60,846
Operating expenses	34,431	30,727	31,200	31,031	127,389
Income before income taxes	10,977	20,485	19,328	17,755	68,545
Income taxes	2,651	5,621	5,047	4,421	17,740
Net income	$8,326	$14,864	$14,281	$13,334	$50,805
Basic earnings per share	$ 0.28	$ 0.49	$ 0.47	$ 0.44	$ 1.68
Diluted earnings per share	$ 0.27	$ 0.48	$ 0.46	$ 0.43	$ 1.65

2004 Results (000's omitted, except per share data)	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	Total
Net interest income	$38,575	$39,057	$37,457	$35,954	$151,043
Provision for loan losses	2,100	2,300	2,300	2,050	8,750
Net interest income after provision for loan losses	36,475	36,757	35,157	33,904	142,293
Non-interest income	10,832	12,164	10,919	10,530	44,445
Operating expenses	30,442	29,926	29,775	29,756	119,899
Income before income taxes	16,865	18,995	16,301	14,678	66,839
Income taxes	4,199	4,761	4,160	3,523	16,643
Net income	$12,666	$14,234	$12,141	$11,155	$50,196
Basic earnings per share	$0.41	$0.47	$0.41	$0.39	$1.68
Diluted earnings per share	$0.40	$0.45	$0.40	$0.38	$1.64

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a - 15(e) under the Securities Exchange Act of 1934. Based upon this evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report. Management's annual report on internal control over financial reporting is included under the heading "Report on Internal Control Over Financial Reporting" at Item 8 of this Annual Report on Form 10-K. The attestation report of the registered public accounting firm is included under the heading "Report of the Independent Registered Public Accounting Firm" at Item 8 of this Annual Report on Form 10-K.

The Company continually assesses the adequacy of its internal control over financial reporting and enhances its controls in response to internal control assessments, and internal and external audit and regulatory recommendations. No change in internal control over financial reporting during the quarter ended December 31, 2005 or through the date of this Annual Report on Form 10-K have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Item 9B. Other Information
None

Part III

Item 10. Directors and Executive Officers of the Registrant

The information concerning Directors of the Company required by this Item 10 is incorporated herein by reference to the sections entitled "Nominees for Director and Directors Continuing in Office" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement. The information concerning executive officers of the Company required by this Item 10 is incorporated by reference to Item 4A of this Annual Report on Form 10-K. The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The text of the code of ethics is posted on the Company's web-site at www.communitybankna.com, and is available free of charge in print to any person who requests it. The Company intends to satisfy the requirements under Item 5.05 of Form 8-K regarding an amendment to, or a waiver from, the code of ethics that relates to certain elements thereof, by posting such information on its web-site referenced above. In addition, information concerning Audit Committee and Audit Committee Financial Expert is included in the Proxy Statement under the caption "Audit Committee Report" and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated herein by reference to the section entitled "Compensation of Executive Officers" in the Company's Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 is incorporated herein by reference to the section entitled "Nominees for Director and Directors Continuing in Office" in the Company's Proxy Statement.

Item 13. Certain Relationships and Related Transactions

The information required by this Item 13 is incorporated herein by reference to the section entitled "Transactions with Management" in the Company's Proxy Statement.

Item 14. Principal Accounting Fees and Services

The information required by this Item 14 is incorporated herein by reference to the section entitled "Audit Fees" in the Company's Proxy Statement.

Part IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

A. Documents Filed

1. The following consolidated financial statements of Community Bank System, Inc. and subsidiaries are included in Item 8:

   - Consolidated Statements of Condition, December 31, 2005 and 2004

   - Consolidated Statements of Income, Years ended December 31, 2005, 2004, and 2003

   - Consolidated Statements of Changes in Shareholders' Equity, Years ended December 31, 2005, 2004, and 2003

   - Consolidated Statements of Comprehensive Income, Years ended December 31, 2005, 2004, and 2003

   - Consolidated Statement of Cash Flows, Years ended December 31, 2005, 2004, and 2003

   - Notes to Consolidated Financial Statements, December 31, 2005

   - Report of Independent Registered Public Accounting Firm

   - Quarterly selected data, Years ended December 31, 2005 and 2004 (unaudited)

2. Schedules are omitted since the required information is either not applicable or shown elsewhere in the financial statements.

3. The exhibits filed as part of this report and exhibits incorporated herein by reference to other documents are listed below:

   2.1 Agreement and Plan of Merger, dated January 6, 2004 and amended March 11, 2004, by and among Community Bank System, Inc., Community Bank, N.A., and First Heritage Bank. Incorporated by reference to Annex A to the proxy statement/prospectus included in Registration Statement on Form S-4 filed on March 12, 2004, as amended (Registration No. 333-113581).

   2.2 Amended and Restated Agreement and Plan of Merger, dated June 7, 2003, by and between Community Bank System, Inc. and Grange National Banc Corp. Incorporated by reference to Annex A to the proxy statement/prospectus included in the Registration Statement on Form S-4 filed on August 20, 2003, as amended (Registration No. 333-107949).

   2.3 Agreement and Plan of Merger, dated May 6, 2003, by and among the Registrant, PB Acquisition Corp. and Peoples Bankcorp, Inc. Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Registrant filed on May 8, 2003 (Registration No. 001-13695).

   2.4 Agreement and Plan of Merger, dated November 29, 2000, by and between Community Bank System, Inc. and First Liberty Bank Corp. Incorporated by reference to Exhibit No. 2.1 to the Current Report on Form 8-K filed on December 20, 2000 (Registration No. 001-13695).

   2.5 Agreement regarding the Agreement and Plan of Merger, dated September 26, 2000, by and between Community Bank, N.A. and The Citizens National Bank of Malone. Incorporated by reference to Exhibit No. 10.1 to the Registration Statement on Form S-4 filed on October 20, 2000 (Registration No. 333-48374).

2.6 Purchase and Assumption Agreement, dated December 6, 1994, by and between Community Bank System, Inc. and The Chase Manhattan Bank, N.A. Incorporated by reference to Exhibit No. 10.01 to the Registration Statement on Form S-2 filed on April 11, 1995 (Registration No. 033-58539).

3.1 Certificate of Amendment of Certificate of Incorporation of Community Bank System, Inc. Incorporated by reference to Exhibit No. 3.1 to the Quarterly Report on Form 10-Q filed on May 5, 2004 (Registration No. 001-13695).

3.2 Bylaws of Community Bank System, Inc., as amended. Incorporated by reference to Exhibit No. 3.2 to the Registration Statement on Form S-4 filed on October 20, 2000 (Registration No. 333-48374).

4.1 Junior Subordinated Deferrable Interest Debentures, dated as February 3, 1997, by and between Community Bank System, Inc. and The Chase Manhattan Bank. Incorporated by reference to Exhibit No. 4.1 to the Registration Statement on Form S-4 filed on June 25, 1997 (Registration No. 333-30045).

4.2 Amended and Restated Declaration of Trust of Community Capital Trust I, dated as February 3, 1997, by and between Community Bank System, Inc. and The Chase Manhattan Bank. Incorporated by reference to Exhibit No. 4.5 to the Registration Statement on Form S-4 filed on June 25, 1997 (Registration No. 333-30045).

4.3 Form of Common Stock Certificate. Incorporated by reference to Exhibit No. 4.1 to the Amendment No. 1 to the Registration Statement on Form S-3 filed on October 24, 2001 (Registration No. 333-68866).

10.1 Employment Agreement, effective March 1, 2004, by and between Community Bank System, Inc. and Sanford A. Belden. Incorporated by reference to Exhibit No. 10.1 to the Annual Report on Form 10-K filed on March 12, 2004 (Registration No. 001-13695). **

10.2 Post-2004 Supplemental Retirement Agreement, effective January 1, 2005, by and between Community Bank System, Inc., Community Bank N.A. and Sanford Belden. **

10.3 Pre-2005 Supplemental Retirement Agreement, effective December 31, 2004, by and between Community Bank System, Inc., Community Bank N.A. and Sanford Belden. **

10.4 Employment Agreement, effective March 8, 2004, by and between Community Bank System, Inc. and Mark E. Tryniski. Incorporated by reference to Exhibit No. 10.4 to the Annual Report on Form 10-K filed on March 12, 2004 (Registration No. 001-13695). **

10.5 Supplemental Retirement Plan Agreement, effective July 1, 2003, by and between Community Bank System Inc. and Mark E. Tryniski. Incorporated by reference to Exhibit No. 10.5 to the Annual Report on Form 10-K filed on March 12, 2004 (Registration No. 001-13695). **

10.6 Employment Agreement, effective August 2, 2004, by and between Community Bank System, Inc., Community Bank, N.A. and Scott A. Kingsley. Incorporated by reference to Exhibit No. 10.3 to the Quarterly Report on Form 10-Q filed on August 4, 2004 (Registration No. 001-13695). **

10.7 Supplemental Retirement Plan Agreement, effective August 2, 2004, by and between Community Bank System Inc. and Scott A. Kingsley. Incorporated by reference to Exhibit No. 10.4 to the Quarterly Report on Form 10-Q filed on August 4, 2004 (Registration No. 001-13695). **

10.8 Agreement dated December 23, 2002, by and between Community Bank System, Inc., Community Bank N.A. and David G. Wallace. Incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K filed on March 23, 2003 (Registration No. 001-13695). **

10.9 Employment Agreement, effective August 1, 2004, by and between Community Bank System, Inc., Community Bank, N.A. and Brian D. Donahue. Incorporated by reference to Exhibit No. 10.1 to the Quarterly Report on Form 10-Q filed on November 8, 2004 (Registration No. 001-13695). **

10.10 Employment Agreement, effective March 20, 2003, by and between Community Bank System, Inc. and Michael A. Patton. Incorporated by reference to Exhibit No. 10.8 to the Annual Report on Form 10-K filed on March 12, 2004 (Registration No. 001-13695). **

10.11 Supplemental Retirement Plan Agreement, effective February 1, 2004, by and between Community Bank System Inc. and Michael A. Patton. Incorporated by reference to Exhibit No. 10.9 to the Annual Report on Form 10-K filed on March 12, 2004 (Registration No. 001-13695). **

10.12 Employment Agreement, effective March 20, 2003, by and between Community Bank System, Inc. and James A. Wears. Incorporated by reference to Exhibit No. 10.6 to the Annual Report on Form 10-K filed on March 12, 2004 (Registration No. 001-13695). **

10.13 Supplemental Retirement Plan Agreement, effective February 1, 2004, by and between Community Bank System Inc. and James A. Wears. Incorporated by reference to Exhibit No. 10.7 to the Annual Report on Form 10-K filed on March 12, 2004 (Registration No. 001-13695). **

10.14 Employment Agreement, effective November 21, 2003, by and between Community Bank System, Inc. and Thomas A. McCullough. Incorporated by reference to Exhibit No. 10.10 to the Annual Report on Form 10-K filed on March 12, 2004 (Registration No. 001-13695). **

10.15 Supplemental Retirement Plan Agreement, effective March 26, 2003, by and between Community Bank System Inc. and Thomas McCullough. Incorporated by reference to Exhibit No. 10.11 to the Annual Report on Form 10-K filed on March 12, 2004 (Registration No. 001-13695). **

10.16 Employment Agreement, effective May 1, 2004, by and between Community Bank System, Inc., Community Bank N.A. and Steven R. Tokach. Incorporated by reference to Exhibit No. 10.2 to the Quarterly Report on Form 10-Q filed on August 4, 2004 (Registration No. 001-13695). **

10.17 Employment Agreement, effective September 1, 2002, by and between Community Bank System, Inc., Community Bank N.A. and Timothy J. Baker. Incorporated by reference to Exhibit No. 10.2 to the Quarterly Report on Form 10-Q filed on November 8, 2004 (Registration No. 001-13695). **

10.18 Change of Control Agreement, effective November 30, 2001 by and between Community Bank System, Inc., Community Bank N.A. and W. Valen McDaniel. **

10.19 Employment Agreement, effective September 1, 2002, by and between Community Bank System, Inc., Community Bank N.A. and Joseph J. Lemchak. Incorporated by reference to Exhibit No. 10.4 to the Quarterly Report on Form 10-Q filed on November 8, 2004 (Registration No. 001-13695). **

10.20 Employment Agreement, effective October 1, 2004, by and between Community Bank System, Inc., Community Bank N.A. and J. David Clark. Incorporated by reference to Exhibit No. 10.3 to the Quarterly Report on Form 10-Q filed on November 8, 2004 (Registration No. 001-13695). **

10.21 Employment Agreement, effective May 15, 2004, by and between Community Bank System, Inc., Community Bank N.A. and Robert P. Matley. **

10.22 Change of Control Agreement, effective August 20, 2002 by and between Community Bank System, Inc., Community Bank N.A. and J. Michael Wilson. **

10.23 Employment Agreement, effective April 3, 2000, by and between Community Bank System, Inc. and David J. Elias. Incorporated by reference to Exhibit No. 10.12 to the Annual Report on Form 10-K filed on March 12, 2004 (Registration No. 001-13695). **

10.24 2004 Long-Term Incentive Compensation Program. Incorporated by reference to Appendix A to the Definitive Proxy Statement on Schedule 14A filed on April 15, 2004 (Registration No. 001-13695). **

10.25 Stock Balance Plan for Directors, as amended. Incorporated by reference to Annex I to the Definitive Proxy Statement on Schedule 14A filed on March 31, 1998 (Registration No. 001-13695). **

10.26 Deferred Compensation Plan for Directors, as amended. Incorporated by reference to Annex I to the Definitive Proxy Statement on Schedule 14A filed on March 31, 1998 (Registration No. 001-13695). **

10.27 Community Bank System, Inc. Pension Plan Amended and Restated as of January 1, 2004. **

10.28 Addendum to Employment Agreement, dated December 1, 2005, by and between Community Bank System, Inc., Community Bank, N.A., and Sanford A. Belden. Incorporated by reference to Exhibit No. 10.28 to the Current Report on Form 8-K of the Registrant filed on January 6, 2006 (Registration No. 001-13695). **

10.29 Employment Agreement, dated December 1, 2005, by and between Community Bank System, Inc., Community Bank, N.A. and Mark E. Tryniski. Incorporated by reference to Exhibit No. 10.29 to the Current Report on Form 8-K of the Registrant filed on January 6, 2006 (Registration No. 001-13695). **

10.30 Separation Agreement by and between Community Bank System, Inc., Community Bank, N.A., and James A. Wears, effective December 31, 2005. Incorporated by reference to Exhibit No. 10.30 to the Current Report on Form 8-K of the Registrant filed on January 6, 2006 (Registration No. 001-13695). **

10.31 Separation Agreement by and between Community Bank System, Inc., Community Bank, N.A., and Michael A. Patton, effective December 31, 2005. Incorporated by reference to Exhibit No. 10.31 to the Current Report on Form 8-K of the Registrant filed on January 6, 2006 (Registration No. 001-13695). **

10.32 Amendment #1 to the Community Bank System, Inc. Pension Plan, as amended and restated as of January 1, 2004 ("Plan"). * **

10.33 Amendment #1 to the Deferred Compensation Plan For Certain Executive Employees of Community Bank System, Inc., as amended and restated as of January 1, 2002. * **

14.1 Community Bank System, Inc., Code of Ethics. *

21.1 Subsidiaries of Community Bank System, Inc.

Name	Jurisdiction of Incorporation
Community Bank, N.A.	New York
Community Capital Trust I	Delaware
Community Capital Trust II	Delaware
Community Statutory Trust III	Connecticut
Community Financial Services, Inc.	New York
Benefit Plans Administrative Services, Inc.	New York
Benefit Plans Administrative Services LLC	New York
Harbridge Consulting Group LLC	New York
CBNA Treasury Management Corporation	New York
Community Investment Services, Inc.	New York
CBNA Preferred Funding Corp.	Delaware
CFSI Close-Out Corp.	New York
Elias Asset Management, Inc.	Delaware
First Liberty Service Corporation	Delaware
First of Jermyn Realty Co.	Delaware

23.1 Consent of PricewaterhouseCoopers LLP. *

31.1 Certification of Sanford A. Belden, President and Chief Executive Officer of the Registrant, pursuant to Rule 13a-15(e) or Rule 15d-15(e) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *

31.2 Certification of Scott A. Kingsley, Treasurer and Chief Financial Officer of the Registrant, pursuant to Rule 13a-15(e) or Rule 15d-15(e) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *

32.1 Certification of Sanford A. Belden, President and Chief Executive Officer of the Registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *

32.2 Certification of Scott A. Kingsley, Treasurer and Chief Financial Officer of the Registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *

* Filed herewith

**Denotes management contract or compensatory plan or arrangement

B. Reports on Form 8-K

- Form 8-K related to the entering of a material definitive agreement was filed on December 5, 2005.
- Form 8-KA related to the entering of a material definitive agreement was filed on January 6, 2006.
- Form 8-K related to quarterly earnings press release was filed on January 24, 2006.

C. Not applicable

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMUNITY BANK SYSTEM, INC.

By: /s/ Sanford A. Belden
Sanford A. Belden
President, Chief Executive Officer and Director
March 15, 2006

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 15th day of March 2006.

/s/ James A. Gabriel
James A. Gabriel, Director and
Chairman of the Board of Directors

/s/ Scott A. Kingsley
Scott A. Kingsley
Treasurer and Chief Financial Officer

Directors:

/s/ Brian R. Ace
Brian R. Ace, Director

/s/ John M. Burgess
John M. Burgess, Director

/s/ Paul M. Cantwell, Jr.
Paul M. Cantwell, Jr., Director

/s/ William M. Dempsey
William M. Dempsey, Director

/s/ Nicholas A. DiCerbo
Nicholas A. DiCerbo, Director

/s/ Lee T. Hirschey
Lee T. Hirschey, Director

/s/ Harold S. Kaplan
Harold S. Kaplan, Director

/s/ Charles E. Parente
Charles E. Parente, Director

/s/ David C. Patterson
David C. Patterson, Director

/s/ Peter A. Sabia
Peter A. Sabia, Director

/s/ Sally A. Steele
Sally A. Steele, Director

NEW YORK STOCK EXCHANGE

The undersigned Chief Executive Officer of Community Bank System, Inc. (the "Company") certifies to the New York Stock Exchange ("NYSE") that, as of the date of this certification, he is unaware of any violation by Community Bank System, Inc. of the NYSE's corporate governance listing standards in effect as of the date of this certification.

The Chief Executive Officer of the Company submitted the required certification to the NYSE (as required pursuant to Section 303A.12 of the NYSE Listed Company Manual) without qualification to the NYSE for the year ended December 31, 2004. In addition, the certifications of the Chief Executive Officer and the Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 (the "SOX 302 certifications") with respect to the Company's disclosures in its Annual Report on Form 10-K for the year ended December 31, 2004 were filed as Exhibits 31.1 and 31.2 to such Annual Report on Form 10-K. The SOX 302 Certifications with respect to the Company's disclosures in its Form 10-K for the year ended December 31, 2005 are being filed as Exhibits 31.1 and 31.2 to this annual Report on Form 10-K.

Date: March 15, 2006

/s/ Sanford A. Belden
Sanford A. Belden,
President, Chief Executive Officer and Director

Exhibit 31.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Sanford A. Belden, certify that:

1. I have reviewed this annual report on Form 10-K of Community Bank System, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2006

/s/ Sanford A. Belden
Sanford A. Belden,
President, Chief Executive Officer and Director

Exhibit 31.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Scott A. Kingsley, certify that:

1. I have reviewed this annual report on Form 10-K of Community Bank System, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 15, 2006

/s/ Scott A. Kingsley
Scott A. Kingsley,
Treasurer and Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Community Bank System, Inc. (the "Company") on Form 10-K for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Sanford A. Belden, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Sanford A. Belden
Sanford A. Belden
President, Chief Executive Officer and Director
March 15, 2006

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Community Bank System, Inc. (the "Company") on Form 10-K for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Scott A. Kingsley, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Scott A. Kingsley
Scott A. Kingsley,
Treasurer and Chief Financial Officer
March 15, 2006

NOTES

NOTES

Administration & Lenders

EXECUTIVE

Sanford A. Belden, President and Chief Executive Officer
Mark E. Tryniski, Executive Vice President, Chief Operating Officer
Brian D. Donahue, Executive Vice President, Chief Banking Officer

FINANCE AND TREASURY MANAGEMENT

DeWitt

Scott A. Kingsley, Executive Vice President, Chief Financial Officer
Joseph J. Lemchak, Senior Vice President, Chief Investment Officer
Richard A. Chapin, Vice President, Financial Systems Manager
Charles M. Ertel, Vice President, Chief Accounting Officer
Susan S. Fox, Vice President, Director of Financial Reporting
Robert R. Frost, Vice President, Financial Analysis Manager
Sean M. Howard, Vice President, Asset Liability Manager
Julie A. Hutz, Vice President, Corporate Controller
Pamela J. Taylor, Vice President, Data Warehousing Manager
Shannon M. Brown, Assistant Vice President, Asset Liability Analyst
Dennelle T. Michalski, Assistant Vice President, Financial Controls Analyst
Ann M. Moneypenny, Assistant Vice President, General Accounting Manager
Robert E. Pierce, Assistant Vice President, Financial Reporting Accountant
Randy Pray, Assistant Vice President, Purchasing Manager, Canton

ADMINISTRATION

Timothy J. Baker, Senior Vice President, Special Projects Director, Canton
Bernadette R. Barber, Senior Vice President, Chief Human Resources Officer
Harold M. Wentworth, Senior Vice President, Director of Sales and Marketing
Steven C. Byington, Vice President, Marketing Manager
Donna J. Drengel, Assistant Vice President; Secretary, Board and Shareholder Relations
Diane C. Seaman, Vice President, HR Manager/Organizational Development
Donna Skechus, Vice President, Special Projects Manager, Wilkes-Barre
Kristine M. Besaw, Assistant Vice President, Human Resources Manager, Canton
Mark V. Kratts, Assistant Vice President, Human Resources Manager, Olean
John A. Puchir, Assistant Vice President, Sales Manager
Donna P. Vanauken, Assistant Vice President, HRIS Manager

CREDIT

J. David Clark, Senior Vice President, Chief Credit Officer
Steven R. Tokach, Senior Vice President, Chief Credit Administrator, Olyphant
Scott J. Boser, Vice President, Indirect/Consumer Loan Manager, Olean
Samuel DeStefano, Vice President, Indirect Lending/Business Development Manager, Olean
Richard M. Heidrick, Vice President, Regional Retail Banking Administrator, Olean
Debra A. Murphy, Vice President, Real Estate Manager, Olean
Tracie M. Clayson, Assistant Vice President, Assistant Retail Marketing Manager

OPERATIONS

Earl R. Withers, Jr., Vice President, Director of Operations, Olean
Patricia A. Hayes, Vice President, Loan Operations Manager, Olean
Nancy M. Lewis, Vice President, Item Processing Manager, Olean
Michael J. Stacey, Vice President, Collections Manager, Canton
Christina E. Sullivan, Vice President, Deposit Operations Manager, Canton
Pamela S. Dent, Assistant Vice President, Bankruptcy Recovery Specialist, Canton

TECHNOLOGY

J. Michael Wilson, Senior Vice President, Chief Technology Officer
Robin E. Dumas, Vice President, Electronic Banking Manager, Canton
Brian R. Gaffney, Vice President, Technology Services Manager
Aaron S. Friot, Assistant Vice President, Information Security Officer, Canton
Allyson B. Houston, Assistant Vice President, Technical Project Manager, Olean
Frank A. Palmisano, Assistant Vice President, Technical Support Manager
Johnathan V. Whitton, Assistant Vice President, Technical Project Manager, Canton

RISK MANAGEMENT

W. Valen McDaniel, CIA, CRP, CFSA, CFA, Senior Vice President, Chief Risk Officer
Stephen G. Hardy, Senior Vice President, Loan Review Manager
Dianne L. Parks, Vice President, Compliance Officer, Canton
Lynne M. Wadsworth, CIA, CFSA, Vice President, Corporate Auditor
Bernadette M. Andaloro, Assistant Vice President, Staff Auditor
Anthony A. Antonello, Assistant Vice President, Bank Security Officer
Julie S. Bratek, Assistant Vice President, Staff Auditor
Melissa R. Cloce, Assistant Vice President, Compliance Manager, Canton
Mark J. Houghtaling, Assistant Vice President, Loan Reviewer
Michael F. Joyce, Assistant Vice President, Facilities Manager
William McLaughlin, Assistant Vice President, Loan Reviewer
Elizabeth A. Shepherd, Assistant Vice President, Staff Auditor
Tiffany T. Yordan, Assistant Vice President, Senior Auditor

NEW YORK BANKING

BRANCH SERVICES

Claire F. LaGarry, Vice President, Retail Banking Manager, Canton
Judith A. Meyer, Vice President, Branch Coordinator, Olean

LENDING

Bath

Michael G. Austin, Vice President, Commercial Loan Officer

Canton

Nicholas S. Russell, Vice President, Commercial Lending Team Leader
Robert F. Zehr, Vice President, Commercial Loan Officer/Floor Plan

Dunkirk, Vineyard Drive

Brian F. Aldrich, Assistant Vice President, Agricultural Loan Officer

Dunkirk, Central Avenue

David P. Warren, Vice President, Commercial Loan Officer

Geneva

Loren C. Herod, Vice President, Agricultural Loan Officer
James M. King, Vice President, Senior Agricultural Loan Officer
Stephen H. Rich, Vice President, Commercial Lending Team Leader
Andrew B. Rice, Assistant Vice President, Agricultural Loan Officer
Dominick (Jim) Vedora, Assistant Vice President, Commercial Loan Officer

Hannibal

David E. McKeon, Vice President, Commercial Loan Officer

Horseheads, Consumer Square

Duane M. Pelkey, Vice President, Commercial Loan Officer

Lakewood

Roger E. Dickinson, Vice President, Commercial Lending Team Leader

Lowville

Richard E. Roes, Assistant Vice President, Agricultural Loan Officer

Olean

Scott P. Brechbuehl, Vice President, Commercial Loan Officer

Mark P. Saglimben, Vice President, Commercial Loan Team Leader

Nancy A. Aiello, Assistant Vice President, Credit Analysis Supervisor

Eric M. Garvin, Assistant Vice President, Commercial Loan Officer

James M. Knapp, Assistant Vice President, Commercial Loan Officer

Skaneateles

Philip R. Webster, Jr., Assistant Vice President, Indirect Business Development Officer

Watertown

Michael J. Brassard, Vice President, Special Assets

Michelle D. Pfaff, Vice President, Commercial Loan Officer

Timothy D. Tallmadge, Vice President, Special Assets

Edward C. Ward, Vice President, Senior Agricultural Loan Officer

Wellsville

Douglas O. Frank, Vice President, Commercial Loan Officer

PENNSYLVANIA BANKING

First Liberty Bank & Trust, a division of Community Bank, N.A.

Thomas A. McCullough, President, Pennsylvania Banking

ADMINISTRATION

Robert A. Cirko, Vice President, Cluster Manager, Wilkes-Barre

Debbie Dunleavy, Assistant Vice President, Marketing Coordinator, Scranton

J. Randall Palko, Vice President, Retail Banking Manager, Olyphant

Carol A. Scriven, Assistant Vice President, Human Resources Manager, Jermyn

LENDING

Robert P. Matley, Executive Vice President, Senior Lending Officer

Hazleton, Airport Road

Arthur A. Tarone, Senior Vice President, Commercial Loan Officer

Scranton, Keyser Avenue

Mary Elizabeth D'Andrea, Senior Vice President, Commercial Loan Officer

Warren C. Rozelle, Senior Vice President, Commercial Lending Team Leader

Joseph S. Tomko, Senior Vice President, Commercial Loan Officer

Barry J. Westington, Vice President, Commercial Loan Officer

Tunkhannock

Melvin E. Milner, Vice President, Retail Service Officer

Matthew Dougherty, Assistant Vice President, Commercial Loan Officer

Walter Sarafinko, Assistant Vice President, Commercial Loan Officer

Wilkes-Barre, Franklin St.

Joseph D. Angelella, Senior Vice President, Commercial Loan Officer

Robert G. Edgerton, Senior Vice President, Commercial Loan Officer

Richard D. Krokos, Senior Vice President, Commercial Lending Team Leader

Edward E. Nork, Senior Vice President, Commercial Loan Officer

David P. Dobbs, Vice President, Cluster Manager

Cynthia L. Lefko, Vice President, Cash Management Product and Sales Manager

James O'Brien, Consultant

Donald R. Werts, Assistant Vice President

Carmela D. Yanora, Assistant Vice President, Commercial Loan Officer

Wyalusing

Charles R. Bullock, Vice President, Cluster Manager

Financial Services and Subsidiaries

TRUST SERVICES

Catherine B. Koebelin, CTFA, Vice President, Trust Officer, Olean

Vincent L. Mastrucci, Vice President, Investments/Corporate Trust Officer, Scranton

Richard A. Siarniak, Vice President, Trust Employee Benefits, Scranton

Patricia E. Barie, CTFA, Trust Officer, Olean

Carmen A. Camp, CTFA, Trust Officer, Canton

Charlotte S. Carlson, CTFA, Trust Officer, Lakewood

Patricia A. Crolly, Trust Officer, Scranton

Robert P. Jewell, CFP®, Trust Officer, Horseheads

Paul J. Snodgrass, AIF, Trust Investment Officer, Canton

BENEFIT PLANS ADMINISTRATIVE SERVICES, LLC

6 Rhoads Drive, Utica, NY 13502

Barry S. Kublin, President

Robert A. Malczyk, Vice President, Sales

Paul M. Neveu, Vice President, Sales

Linda S. Pritchard, Vice President, Operations

HARBRIDGE CONSULTING GROUP, LLC

1 Lincoln Center, Syracuse, NY 13201

Vincent F. Spina, President

Steven P. Chase, Vice President

Sarah E. Dam, Vice President

Kenneth M. Prell, Vice President

Sheila L. Yoensky, Vice President

ELIAS ASSET MANAGEMENT INC.

500 Essjay Road, Suite 220, Williamsville, NY 14221

Thomas S. Quealy, President, Chief Operating Officer

Nicholas Verbanic, Vice President, Portfolio Manager

Kathleen E. Strohmeyer, Operations Manager

COMMUNITY INVESTMENT SERVICES, INC.

Charles E. Kopp, President, Olean

Brendan G. Culhane, Vice President, Operations Manager, Chief Compliance Officer, Lockport

Patricia L. Schneider, Vice President, Sales & Marketing, Lockport

Financial Consultants

David E. Bierwiler, Horseheads

Eric E. Brunet, Ogdensburg

Joseph M. Butler, Jr., Watertown

Ryan D. Burdick, Olean

Thomas J. Ciolek, Olean

Gerald T. Coyne, Minooka

Daniel P. Drappo, CFP®, Black River

James G. Durso, Waterloo

Brien D. Gardner, Canandaigua

Kevin C. Gildner, CFP®, Wellsville

Randall J. Hulick, Gowanda

Paul A. LaPointe, Potsdam

Richard P. Little, Tunkhannock

Stephen V. Modrovsky, Wilkes-Barre

Kim W. Pace, CFP®, Olyphant

Deborah W. Their, Scranton

Helen M. Willman, Jamestown

Jamestown Office

David J. Cromey, Vice President

Administrative Locations

Corporate Administrative Office
5790 Widewaters Parkway, DeWitt, NY 13214-1883

Northern Markets Office
45-49 Court Street, Canton, NY 13617-0509

East Markets Office
15 East Pulteney Street, Corning, NY 14830-2208

West Markets Office
201 North Union Street, Olean, NY 14760-0690

First Liberty Bank & Trust
1700 Keyser Avenue, Scranton, PA 18508

Northern Market

Black River
Christina S. Meagher, Assistant Vice President, Manager

Boonville (101 Main Street and Headwaters Plaza)
Kevin J. Kent, Vice President, Manager

Brushton
James H. McElwain, Manager

Canton
David R. Peggs, Vice President, Manager

Chateaugay
Barbara J. LaVoie, Manager

Clayton
Rita J. Walldroff, Assistant Vice President, Cluster Manager

Gouverneur
Kenneth W. Snyder, Vice President, Cluster Manager

Harrisville
Keitha J. Kerr, Branch Supervisor

Hermon
Connie J. Green, Branch Supervisor

Heuvelton
Jewel M. LaComb, Manager

Lowville (7605 State Street and 7395 Turin Road)
Adam J. Smykla, Vice President, Cluster Manager

Madrid
Marsha L. Watson, Manager

Malone (Elm Street and West End)
Shawn T. McNerney, Vice President, Cluster Manager

Massena
Ronald S. Rickett, Vice President, Manager

Norwood
Beth Chambers-Barney, Branch Supervisor

Ogdensburg (825 State Street)
Robert L. Seymour, Vice President, Cluster Manager

Ogdensburg (320 Ford Street)
Sandra M. Kendall, Vice President, Manager

Old Forge
Barbara B. Criss, Vice President, Manager

Port Leyden
Debra S. Roberts, Branch Supervisor

Potsdam (64-70 Market Street and May Road)
Joyce E. Lalonde, Vice President, Cluster Manager

Pulaski
Steven P. Gaffney, Vice President, Manager

St. Regis Falls
Patricia A. Bory, Manager

Star Lake
Corina L. Kelley, Assistant Cashier, Manager

Waddington
Brenda L. Matthie, Branch Supervisor

Watertown (1125 Arsenal Street)
Elizabeth A. Brown, Assistant Vice President, Manager

Watertown (216 Washington Street)
Catherine Ward, Vice President, Manager

West Carthage
Gerald S. Morrow, Assistant Vice President, Manager

Southern Market

Addison
Robin K. Knapp, Assistant Vice President, Manager

Alfred
Beth L. Plaisted, Branch Supervisor

Allegany
Stephanie L. Kolkowski, Assistant Vice President, Manager

Angelica
Diana L. Guilford, Branch Supervisor

Bath
Joel P. Brazie, Assistant Vice President, Manager

Belfast
Sandra K. Taber, Branch Supervisor

Big Flats-Consumer Square
Denise E. Allen, Assistant Vice President, Cluster Manager

Bolivar
Susan M. Jordan, Branch Supervisor

Brocton
Phyllis A. Crockett, Manager

Canandaigua
Paul E. Lepore, Vice President, Manager

Cassadaga
Susan C. Sekuterski, Branch Supervisor

Cato
Linda A. Schmidtgall, Assistant Vice President, Manager

Clymer
Laurie L. Harvey, Manager

Cohocton
Katresa Grove, Branch Service Representative

Corning West Market Street
Wendy B. Daines, Vice President, Manager

Corning North
Douglas A. Mitchell, Vice President, Manager

Cuba
Mary M. Quigley, Vice President, Manager

Dansville
Jody R. Tonkery, Vice President, Cluster Manager
Susan M. Colegrove, Manager

Dunkirk (3909 Vineyard Drive)
Daniel L. Drozdiel, Vice President, Cluster Manager

Dunkirk (345 Central Avenue)
Jean M. Coughlin, Assistant Vice President, Manager

Falconer
Joann W. Anderson, Assistant Vice President, Manager

Fillmore
Julie A. Hall, Manager

Franklinville
Sandra S. Wolfer, Manager

Friendship
Shari McCabe, Branch Sales and Service Representative

Geneva
Edward L. (Ned) Clark, Vice President, Manager

Gowanda
Sandra T. Gaylord, Vice President, Manager

Hammondsport
Kelly L. Bussman, Assistant Vice President, Manager

Hannibal
Debra A. Davis, Assistant Vice President, Cluster Manager

Hornell
Melissa M. Ponticello, Manager

Houghton College
Harold (Jan) Clement, Branch Supervisor

Interlaken
Evelyne L. Caron, Manager

Jamestown (1281 N. Main Street)
Kathleen S. Bemus, Assistant Vice President, Manager

Jamestown (25 Main Street - Brooklyn Square)
Lee R. Johnson, Retail Service Officer

Lakewood
Linda L. Anderson, Vice President, Cluster Manager

Livonia
Deborah Fitch, Manager

Moravia
Kathleen M. Longyear, Manager

Mount Morris
Klaas W. DeWaard, Manager

Naples
Jill S. Ripley, Manager

Newark Plaza
Barbara A. Viola, Vice President, Manager

Nichols
Kathleen M. Bowen, Assistant Vice President, Manager

North Collins
Ellen M. Pavlovic, Assistant Vice President, Manager

Olean (201 North Union Street)
Jody L. Collins, Vice President, Cluster Manager
Theresa M. Raftis, Assistant Vice President, Retail Service Officer

Olean (Delaware Park)
Robin K. Bowser, Branch Supervisor

Owego
Florence Rossi, Assistant Vice President, Manager

Ovid
Joyce A. Tavelli, Assistant Vice President, Manager

Painted Post
Michael A. Procopio, Branch Supervisor

Penn Yan (151 Main Street)
Thomas R. May, Vice President, Manager

Penn Yan (272 Lake Street)
Connie C. West, Assistant Vice President, Manager

Portville (1471 E. State Road)
Beverly J. Geise, Manager

Portville (7 North Main Street)
Kelly A. McCullin, Branch Supervisor

Randolph
Diane M. Lecceardone, Branch Supervisor

Ripley
Patricia J. Knight, Manager

Rushville
Brenda M. St. Mary, Branch Supervisor

Salamanca
Marilyn J. Harvey, Manager

Seneca Falls
David W. Sloan, Vice President, Cluster Manager
Betty A. Verzillo, Assistant Vice President, Manager

Sherman
Denise G. Carlson, Assistant Vice President, Manager

Silver Creek
Mark J. Catalano, Assistant Vice President, Cluster Manager

Skaneateles
Robert E. Marsh, Assistant Vice President, Manager

Waterloo
Larry D. Ledgerwood, Vice President, Manager

Watkins Glen
Laurel M. Fox, Manager

Wellsville (113 Main Street)
David E. Newton, Vice President, Cluster Manager

Woodhull
Lynn S. Vitale, Branch Supervisor

Wellsville (4196 Bolivar Road)
Virginia L. Elliott, Assistant Vice President, Manager

Yorkshire
Joseph D. Fore, Assistant Vice President, Manager

Pennsylvania Market

Carbondale
Susan Pitoniak, Branch Supervisor

Clarks Summit (Lackawanna Trail)
Theresa A. Collins, Assistant Vice President, Manager

Clarks Summit (State Street)
Paula Coleman, Assistant Vice President, Manager

Daleville
Paulene P. Jerome, Manager

Dickson City
Corrine Kusmick, Manager

Edwardsville
Kim Eichhorn, Assistant Vice President, Manager

Hazleton (Airport Road)
Paula Palance, Vice President, Manager

Hazleton (S. Wyoming Street)
Lisa A. Hartz, Manager

Jermyn
Patricia M. Calabro, Assistant Vice President, Manager

Jessup
Susan M. Russick, Assistant Vice President, Manager

Kingston (Third Avenue)
Austin J. Ambrosino, Vice President, Manager

Kingston (Wyoming Avenue)
Gary J. Missal, Assistant Vice President, Manager

Laceyville
Kevin W. Huyck, Assistant Vice President, Manager

Lawton
Yvonne C. Nuss, Manager

Little Meadows
Douglas M. Jackson, Branch Supervisor

Meshoppen
Greg M. Culver, Manager

Noxen/Bowman's Creek
Mary T. Kern, Manager

Olyphant
Mary Z. Bieszczad, Assistant Vice President, Manager

Pittston
Nolan Ayres, Assistant Vice President, Manager

Scranton - Keyser Avenue
David C. Griffin, Vice President, Manager

Scranton - Minooka - Davis Street
David H. Lencicki, Assistant Vice President, Manager

Scranton - N. Washington Ave.
Lee B. Walter, Assistant Vice President, Manager

Scranton - Wyoming Avenue
Lisa Browning, Manager

Towanda
Karen O. Glosenger, Manager

Tunkhannock
Karen M. Fuller, Vice President, Manager

Trucksville/Back Mountain
John P. Peterson, Vice President, Manager

Wilkes Barre (Pine Mall)
Margaret A. Walsh, Branch Supervisor

Wilkes Barre (Franklin Street)
Susanne M. Mullin, Vice President, Manager

Wyalusing
Sandy L. Wentovich, Manager

Corporate Headquarters
Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, NY 13214-1883
800-724-2262
Phone: 315-445-2282, Fax: 315-445-7347
www.communitybankna.com

Stock Listing
The common stock of Community Bank System, Inc. is listed on the New York Stock Exchange (NYSE) under the symbol CBU.

Its trust preferred securities are traded over the counter under the symbol CBSIP. Newspaper listing for common stock: CmntyBkSys.

Annual Meeting
Tuesday, May 16, 2006 at 1:00 p.m.
Wyndham Hotel - Syracuse
6301 Route 298
East Syracuse, NY 13057
315-432-0200

Transfer Agent and Registrant of Stock
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
800-937-5449
www.amstock.com

Investor Information
www.communitybankna.com
Investor and shareholder information regarding Community Bank System, Inc., including all filings with the Securities and Exchange Commission, is available through the company's web site.

Copies may also be obtained without charge upon written request to:
Ms. JosephineAnne E. Rurka
Investor Relations Department
Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, NY 13214-1883
315-445-7300
josie.rurka@communitybankna.com

Independent Auditors
The Board of Directors has appointed the firm of PricewaterhouseCoopers LLP, as auditor for the company.

Analyst Coverage
The following analysts published research about Community Bank System in 2004:

C.L. King & Associates
Kevin Timmons....................518-431-3260
ktt@clking.com

FTN Midwest Research
David Darst..........................615-734-6162
david.darst@ftnmidwest.com

Janney Montgomery Scott
Richard Weiss......................215-665-6224
rweiss@jmsonline.com

Keefe, Bruyette & Woods
Jared Shaw..........................860-722-5903
jshaw@kbw.com

McConnell, Budd & Romano
William McCrystal 973-538-7800
wmccrystal@mcbd.com

Investor's Choice Program
CBU offers convenient, low-cost options for investors wishing to steadily buy shares. For information, contact:
Ms. Donna J. Drengel
Shareholder Relations Department
Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, NY 13214-1883.......315-445-7313
donna.drengel@communitybankna.com
or
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
800-278-4353
www.amstock.com



All of us at Community Bank System wish to express our sincere appreciation to Saul Kaplan, who retired from our Board of Directors on May 11, 2005. Saul was a former President of NBO National Bank, which merged into First National Bank of Jermyn in 1999, and then into First Liberty Bank Corp. Saul served as a director since 2001, following the acquisition of First Liberty Bank Corp. We thank him for his service and wish him well in his retirement.

CBU's **Four**-point Growth Strategy

1 Create a dominant branch system with decentralized decision making.

2 Diversify our revenue and earnings streams through non-interest income.

3 Build profitable loan and deposit volume.

4 Utilize technology to improve productivity and enhance – not replace – customer service.

Community Bank System, Inc.

5790 Widewaters Parkway • DeWitt, New York 13214-1883
800.724.2262 • Fax 315.445.7347 • communitybankna.com